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BIG LOTS! 2012 Annual Report

Financial Highlights (Unaudited Adjusted Results)

($ in thousands, except per share amounts and sales per selling square foot)	2012 (a)	Fiscal Year 2011 (a)	2010
Earnings Data (b)			
Net sales	$5,400,119	$5,202,269	$4,952,244
Net sales increase	3.8%	5.0%	4.8%
Income from continuing operations (c)	$ 180,553	$ 207,235	$ 222,547
Income from continuing operations (decrease) increase (c)	(12.9)%	(6.9)%	13.8%
Earnings from continuing operations per share - diluted (c)	$ 2.99	$ 2.99	$ 2.83
Earnings from continuing operations per share - diluted increase (c)	0.0%	5.7%	19.4%
Average diluted common shares outstanding (000's)	60,476	69,419	78,581
Gross margin - % of net sales (c)	39.3%	39.8%	40.6%
Selling and administrative expenses - % of net sales	31.7%	31.4%	31.8%
Depreciation expense - % of net sales	2.0%	1.7%	1.6%
Operating profit - % of net sales (c)	5.6%	6.6%	7.2%
Non-operating expense, including interest - % of net sales	0.1%	0.1%	0.0%
Income from continuing operations - % of net sales (c)	3.3%	4.0%	4.5%
Balance Sheet Data and Financial Ratios			
Cash and cash equivalents	$ 60,581	$ 68,547	$ 177,539
Inventories	918,023	825,195	762,146
Property and equipment - net	593,562	572,767	524,906
Total assets	1,753,626	1,641,310	1,619,599
Borrowings under bank credit facility	171,200	65,900	-
Shareholders' equity	758,142	823,233	946,793
Working capital	$ 460,996	$ 421,836	$ 509,788
Current ratio	1.7	1.7	1.9
Inventory turnover (b) (c)	3.5	3.6	3.6
Bank borrowings to total capitalization	18.4%	7.4%	0.0%
Return on assets - continuing operations (b) (c)	10.6%	12.7%	13.5%
Return on shareholders' equity - continuing operations (b) (c)	22.8%	23.4%	22.8%
Cash Flow Data (b)			
Cash provided by operating activities (d)	$ 281,133	$ 318,471	$ 315,257
Cash used in investing activities (e)	(130,357)	(120,712)	(114,552)
Cash flow (f)	$ 150,776	$ 197,759	$ 200,705
Store Data			
Stores open at end of the fiscal year	1,574	1,533	1,398
Gross square footage (000's)	47,376	45,780	42,037
Selling square footage (000's)	34,267	33,119	30,210
Increase in selling square footage	3.5%	9.6%	3.5%
Average selling square footage per store	21,771	21,604	21,609



$3.00
$2.75
$2.50
$2.25
$2.99
$2.99
$2.83
2012
2011
2010

Earnings from continuing operations per share - diluted (a) (b) (c)



$5.5B
$5.3B
$5.0B
$4.8B
$4.5B
$5.4B
$5.2B
$5.0B
2012
2011
2010

Net sales (a) (b)



1,600
1,550
1,500
1,450
1,400
1,350
1,300
1,574
1,533
1,398
2012
2011
2010

Store count (a)

(a) The results of Big Lots Canada are included from the date of acquisition (July 18, 2011) and forward.
(b) The results for fiscal year 2012 include 53 weeks, while the results for fiscal years 2011 and 2010 include 52 weeks.
(c) This item is shown excluding the impact of certain items for fiscal year 2012. A reconciliation of the difference between GAAP and the non-GAAP financial measures presented in this table for fiscal year 2012 is shown on the following page.
(d) Includes depreciation and amortization of $95,602, $82,851, and $74,041 for fiscal years 2012, 2011, and 2010, respectively.
(e) Includes capital expenditures of $131,273, $131,293, and $107,563 for fiscal years 2012, 2011, and 2010, respectively.
(f) Cash flow is calculated as cash provided by operating activities less cash used in investing activities.

($ in thousands, except per share amounts and sales per selling square foot)	Fiscal Year 2012 (a)	2011 (a)	2010
U.S. Segment Sales and Store Data (b)			
Comparable store sales (decrease) increase	(2.7)%	0.1%	2.5%
Average sales per store	$ 3,561	$ 3,608	$ 3,556
Sales per selling square foot	$ 163	$ 166	$ 166
Stores open at end of the fiscal year	1,495	1,451	1,398
Canada Segment Sales and Store Data (b)			
Average sales per store	$ 1,960	$ 757	–
Sales per selling square foot	$ 94	$ 39	–
Stores open at end of the fiscal year	79	82	–

The Unaudited Adjusted Results, which include financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), are presented in order to provide additional meaningful financial information for the period presented. The Unaudited Adjusted Results should not be construed as an alternative to the reported results determined in accordance with GAAP. Our definition of adjusted results may differ from similarly titled measures used by other companies. While it is not possible to predict future results, our management believes that the adjusted non-GAAP information is useful for the assessment of our ongoing operations. The Unaudited Adjusted Results should be read in conjunction with our Consolidated Financial Statements and the related Notes contained in our Form 10-K for fiscal 2012.

The 2012 Unaudited Adjusted Results reflect lower cost of goods sold as a result of a change in inventory accounting principle, as described and reconciled below ($ in thousands):

Change in Inventory Accounting Principle

In the first quarter of fiscal 2012, we recorded a $5,574 charge ($3,388 net of tax) to cost of goods sold as a result of our successful implementation of new inventory management systems.

	Fiscal Year 2012				
($ in thousands, except per share amounts)	Reported (GAAP)		Adjustment to exclude change in inventory accounting principle	Unaudited Adjusted Results (non-GAAP)	
Net sales	$5,400,119	100.0 %	$ –	$5,400,119	100.0%
Cost of sales	3,282,469	60.8	(5,574)	3,276,895	60.7
Gross profit	2,117,650	39.2	5,574	2,123,224	39.3
Selling and administrative expenses	1,712,910	31.7	–	1,712,910	31.7
Depreciation expense	106,286	2.0	–	106,286	2.0
Operating profit	298,454	5.5	5,574	304,028	5.6
Interest expense	(4,192)	(0.1)	–	(4,192)	(0.1)
Other income (expense)	51	0.0	–	51	0.0
Income from continuing operations before income taxes	294,313	5.5	5,574	299,887	5.6
Income tax expense	117,148	2.2	2,186	119,334	2.2
Income from continuing operations	177,165	3.3	3,388	180,553	3.3
Loss from discontinued operations	(44)	(0.0)	–	(44)	(0.0)
Net income	$ 177,121	3.3 %	$ 3,388	$ 180,509	3.3%
Earnings per common share - basic: (g)					
Continuing operations	$ 2.96		$ 0.06	$ 3.02	
Discontinued operations	–		–	–	
Net income	$ 2.96		$ 0.06	$ 3.02	
Earnings per common share - diluted: (g)					
Continuing operations	$ 2.93		$ 0.06	$ 2.99	
Discontinued operations	–		–	–	
Net income	$ 2.93		$ 0.06	$ 2.98	

(g) The earnings per share for continuing operations, discontinued operations and net income are separately calculated in accordance with Accounting Standards Codification ("ASC") 260; therefore, the sum of earnings per share for continuing operations and discontinued operations may differ, due to rounding, from the calculated earnings per share of net income.

BRAND NAMES. EXTREME VALUE. It's the magic combination that consistently delights our customers and turns a brief shopping trip into a treasure hunt. It's the excitement of finding great merchandise at an incredible price, the thrill of saving money, and the pleasure of shopping in a clean, bright store. Above all, it's our brand promise—defining the way we serve our customers.

EXTREME VALUE is the cornerstone of our brand.

Steven S. Fishman | Chairman, CEO and President

Dear Shareholders:

One of the toughest challenges in business today is to renew a successful company, positioning it for long-term growth and profitability while maintaining performance in the marketplace. It's a challenge I have always embraced. When I came to Big Lots in 2005, I had the opportunity to lead this unique retail company on a journey toward profitable growth and shareholder value creation.

This past December, I announced my intention to retire in 2013. At the time of this writing, we're conducting a search for a new CEO. I've committed to the Board to remain in charge as long as it takes to ensure a smooth transition of my role and responsibilities.

The last 8 years have been very rewarding for our associates and shareholders, and I'm incredibly proud of what has been accomplished. Our WIN strategy, or What's Important Now, made meaningful improvements in merchandising, real estate, and operating expenses:

- Extreme Value on Great Merchandise: Extreme Value is the cornerstone of our brand ... it is the central tenet of our strategy ... and it differentiates us from other retailers in a highly competitive environment. It represents a promise to our customers to offer unique merchandise at exceptional values. Our intense focus on improving the **quality**, **value**, and **relevance** of our merchandise assortments has been critical to our growth. Our sales of $5.4 billion in 2012 represent a $1 billion increase over 2005 when we began our WIN strategy.

- Opportunistic Real Estate Strategy: As you may recall, the U.S. real estate market was surging back in 2005, and many retailers were aggressively growing their store counts. At the time, we operated over 1,500 stores — all in the U.S. — but our sales trends had softened, and we needed to take action to enhance the financial health of our business. We slowed new store openings and increased store closings (including exiting the stand-alone furniture business), which reduced our overall store count to 1,401 by the end of 2005. In the years to follow, the downturn in the real estate market created opportunities for us to open new stores, often in locations with demographics and traffic patterns better than our traditional fleet of stores. We ended 2012 with 1,495 stores in the U.S. and a better quality fleet from a location and condition of store perspective. This has been critical in our ability to drive store productivity from $146 per selling square foot in 2005 to $163 in 2012.

- Relentless Expense Control: In my first letter to our shareholders, I noted our cost of operations, in relation to sales, was just too high and it was critical for the future success of the business to reduce our expense structure. At that time, the expense ratio was 38.5%, and we quickly took actions to reduce our inventory levels and improve sell-through, realign our field operating structure, eliminate management redundancies, streamline tasks to reduce store payroll, and consolidate distribution operations. Over the years we've developed a culture that continuously and relentlessly looks to do more with less, and it shows in our results. For the last two years, the expense ratio has been closer to 33%, a significant improvement from where we started. This is a key component of our business model ... it allows us to leverage expenses on relatively low comparable store sales growth, and continuously provide Extreme Value prices to our customers.

All combined, we took a business that was marginally profitable and posted 6 consecutive years of record earnings, growing EPS from $0.14 in 2005 to $2.99 (non-GAAP) in 2012. We generated nearly $2.5 billion of cash from operating activities, and reinvested it back into the business or returned it to you, our shareholders. Since 2005, we've invested nearly $1.9 billion to repurchase 71 million shares, or 62% of the share base, at an average price of less than $27. Beyond new store growth, our investments included an expansion into Canada, improvements in information technology, and training & development of our associates:

- **Expanding into Canada:** In July 2011, we acquired Liquidation World, a broadline closeout retailer in Canada. As a stand-alone business, Liquidation World had not been profitable in years and was struggling to survive. We devised a WIN strategy to increase and improve merchandise assortments, clean up the stores, and rebuild the team. We're now in our second year of ownership, and we're making good progress toward our goals. In 2012, we saw strength in the consumables, furniture, and seasonal categories as customers continued to respond favorably to our expanded assortments, higher quality merchandise, and Extreme Value. In 2013, we'll start to introduce the Big Lots® brand to Canada by opening a couple of new stores and rebranding a handful of existing Liquidation World locations. We expect Big Lots Canada to be an important part of our long-term growth strategy, and we are eager to realize its full potential.

- **Investing in Technology:** For those of you who have followed us for any length of time, you know we like to be proactive in our investments in technology and infrastructure. We believe this approach yields a better, more cost effective product. Our investments over the years have included new point of sale register systems, new merchandising & inventory systems, and new financial systems. In 2012, we started work on a new warehouse management system, new HR systems, and new real estate systems ... each targeted at increasing productivity, streamlining business processes, and positioning us for the future.



We believe in a workplace that values associates and encourages growth and development.

- **People - Our Most Important Asset:** During my tenure at Big Lots, I've had the opportunity to work with so many great people that have helped to reinvigorate this business. As a company, we strive to attract and retain a diverse team of highly motivated and talented individuals. At any given moment, there are nearly 40,000 people working in our stores, distribution centers, field organization, and corporate office. We're committed to driving successful talent management throughout our organization. Talent Development programs like our Merchant in Training (MIT) Program, Building Excellent Store Teams (BEST), 1000 Ways To Succeed, our Leadership Institute, and our Store Management Program are helping us prepare our team for new challenges and future growth. We believe a workplace that values associates, rewards contributions, and encourages growth and development is essential for our long-term success and prosperity.

We also believe it is important to give back to the communities that support us. I am very proud of initiatives such as our Lots2Give® program, our national 18-year partnership with Toys for Tots, and our support of the Furniture Bank of Central Ohio. Additionally, our community involvement extends to Feeding America, food pantries, and dozens of other programs in education, the arts, and social services in the communities we serve.

We've remained focused on being nothing less than the best.

All of this has been accomplished during some of the most volatile, uncertain economic periods in U.S. history. Yet despite these unpredictable times, we've remained focused with a consistent goal of being nothing less than the best, most exciting value retailer. We are proud of our achievements and as we look forward to 2013 and beyond, we know our continued success depends on our ability to evolve with our customers, to be more innovative and efficient, and to take advantage of new opportunities to continue to deliver Extreme Value. Every three years, we develop the Company's long range plan, a vision of where we see the future opportunities for Big Lots. It's a strategic roadmap for the future of the business. This year's plan has a few key test initiatives, all with a common objective — drive higher sales and transactions by reducing customer barriers to shopping our stores:

- **Full Market Remodels:** This test represents our most extensive remodel effort to date. The objective is simple — give our customer a "like new" shopping experience. Unlike store-by-store renovation programs of the past, this initiative is focused on an entire market ... important markets where we have a history of success. The store renovations are extensive — new fixtures, floors, ceilings, doors, lighting, and signs. And when the construction is complete, we invite our customers back to the stores in the market with local media and marketing.

- **Loyalty Program Improvements:** Since its introduction in 2008, we've built a loyalty program with over 15 million members. The program has allowed us to explore new and innovative ways to reach our customers. For instance, our members receive online ad circulars and notifications of special promotions and shopping events. We're now looking to make the program even more successful to get our most loyal customers into our stores more often and develop new Big Lots fanatics.

- **Coolers, Freezers, and SNAP Benefits:** We are also executing a test that combines adding coolers and freezers to our stores and accepting food stamps (or SNAP benefits as they are known today) as a form of payment. The recent economic downturn has left more and more Americans relying on government assistance. In the past, we have not accepted food stamps and, for many, this may be a reason for not shopping our stores. We recognize the importance of evolving with our customers. However, to be able to accept SNAP benefits, a retailer must qualify by offering a product assortment that complies with federal regulations. For Big Lots, this requires adding perishable food in coolers and freezers. We believe a successful test will mean our customers shop the **entire** store, not just the refrigerated convenience items ... but that is why it is a test.



After nearly four decades in retail, I'm excited to embark on a new chapter of my life, enjoying the years ahead with my family and friends. I want to thank all of our associates, our Board of Directors, and our shareholders for their support during my tenure. As I look to the future, I remain confident in the direction of the Company and believe Big Lots is well positioned to build on our past success and generate profitable growth for many years to come.

Sincerely,

Steven S. Fishman
Chairman, CEO and President

Directors & Executives

Board of Directors

Jeffrey P. Berger
former President & Chief Executive Officer
Heinz North America Foodservice;
former Executive Vice President,
Global Foodservice
H. J. Heinz Company

James R. Chambers
President & Chief Operating Officer
Weight Watchers International, Inc.

Steven S. Fishman
Chairman, Chief Executive
Officer & President
Big Lots, Inc.

Peter J. Hayes
former Chief Operating Officer
Variety Wholesalers, Inc.

Brenda J. Lauderback
former President,
Wholesale Group
Nine West Group, Inc.

Philip E. Mallott
former Vice President &
Chief Financial Officer
Intimate Brands, Inc.

Russell Solt
former Executive Vice President &
Chief Financial Officer
West Marine, Inc.

James R. Tener
former President & Chief Operating Officer
Brook Mays Music Company

Dennis B. Tishkoff
Chairman & Chief Executive Officer
Drew Shoe Corporation

Company Executives

Chairman, Chief Executive Officer & President

Steven S. Fishman

Executive Vice Presidents

Lisa M. Bachmann
Chief Operating Officer

Joe R. Cooper
President, Big Lots Canada

Charles W. Haubiel II
Chief Administrative Officer

John C. Martin
Chief Merchandising Officer

Senior Vice Presidents

Robert C. Claxton
Marketing

Timothy A. Johnson
Chief Financial Officer

Norman J. Rankin
Big Lots Capital & Wholesale

Carlos V. Rodriguez
Distribution & Transportation Services

Michael A. Schlonsky
Human Resources

Timothy J. Slade
Store Operations

Vice Presidents

Timothy C. Anderson
Store Operations Support

Rebecca R. Arum
Marketing & Merchandise Presentation

L. Stephanie Brown
Divisional Merchandise Manager

Aaron L. Bucklew
Technology & Data Services

Virginia A. Chase
Store Operations

William Coney
Store Operations

Kevin R. Day
Real Estate

Charles H. Ellis
Divisional Merchandise Manager &
Global Sourcing

Richard L. Fannin
Information Technology Development

William R. Gleussner
Store Operations

Vice Presidents (Continued)

Mollie M. Hall
Store Operations

Craig A. Hart
Real Estate Administration

Gary E. Huber
Store Operations

John E. Ingersoll
Planning & Allocation, Big Lots Canada

Michael A. Jasinowski
Store Operations

Stella M. Keane
Talent Management

Karen L. Lutz-Lento
Divisional Merchandise Manager

Laurie E. Murdick
Merchandise Planning

Thomas R. Myron
Store Operations

Todd A. Noethen
Distribution Support Services

Jared A. Poff
Treasurer

Christopher W. Rath
Finance, Big Lots Canada

Chadwick P. Reynolds
Deputy General Counsel &
Assistant Corporate Secretary

Shelley L. Rubin
Advertising

Paul A. Schroeder
Controller

Robert S. Segal
Chief Merchandising Officer,
Big Lots Canada

Steven R. Smart
Divisional Merchandise Manager

Sharon A. Smith
Allocation

Wayne W. Stockton
Divisional Merchandise Manager

Jerome A. Vetter
Divisional Merchandise Manager

L. Michael Watts
Tax

Stewart W. Wenerstrom
Program Management Office

Lansing E. Williams
Loss Prevention

Boris Zelmanovich
Divisional Merchandise Manager



Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

April 16, 2013

Dear Shareholder:

We cordially invite you to attend the 2013 Annual Meeting of Shareholders of Big Lots, Inc. The Annual Meeting will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 30, 2013, beginning at 9:00 a.m. EDT.

The following pages contain the Notice of Annual Meeting of Shareholders and the Proxy Statement. You should review this material for information concerning the business to be conducted at the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you are urged to vote as soon as possible. If you attend the Annual Meeting, you may revoke your proxy and vote in person, even if you have previously submitted a proxy.

We have elected to take advantage of Securities and Exchange Commission rules that allow us to furnish proxy materials to certain shareholders on the Internet. On or about the date of this letter, we began mailing a Notice of Internet Availability of Proxy Materials to shareholders of record at the close of business on April 1, 2013. At the same time, we provided those shareholders with access to our online proxy materials and filed our proxy materials with the Securities and Exchange Commission. We believe furnishing proxy materials to our shareholders on the Internet will allow us to provide our shareholders with the information they need, while lowering the costs of delivery of our proxy materials and reducing the environmental impact of the Annual Meeting.

Thank you for your ongoing support of, and continued interest in, Big Lots, Inc.

Respectfully submitted,

STEVEN S. FISHMAN
Chairman, Chief Executive Officer and President



Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 30, 2013**

Notice is hereby given that the 2013 Annual Meeting of Shareholders of Big Lots, Inc. will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 30, 2013, beginning at 9:00 a.m. EDT, for the following purposes:

1. To elect nine directors of Big Lots, Inc.;
2. To approve, on an advisory basis, the compensation of our named executive officers, as disclosed in our 2013 Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables;
3. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2013; and
4. To transact such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on the record date, April 1, 2013, are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof.

By Order of the Board of Directors,

CHARLES W. HAUBIEL II
Executive Vice President, Chief Administrative Officer and Corporate Secretary

April 16, 2013
Columbus, Ohio

Your vote is important. Shareholders are urged to vote online. If you attend the Annual Meeting, you may revoke your proxy and vote in person if you wish, even if you have previously submitted a proxy.

BIG LOTS, INC.

PROXY STATEMENT

TABLE OF CONTENTS


BIG
LOTS!

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Big Lots, Inc., an Ohio corporation ("we," "us," "our" and "Big Lots"), for use at the 2013 Annual Meeting of Shareholders to be held on May 30, 2013 ("Annual Meeting"), at our corporate offices located at 300 Phillipi Road, Columbus, Ohio at 9:00 a.m. EDT. On or about April 16, 2013, we began mailing to our shareholders of record at the close of business on April 1, 2013, a Notice of Internet Availability containing instructions on how to access the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders for the fiscal year ended February 2, 2013 ("fiscal 2012").

ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting included with this Proxy Statement. Specifically, the shareholders will be asked to: (1) elect nine directors to the Board; (2) approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables ("say-on-pay vote"); (3) ratify the appointment of Deloitte & Touche LLP as our independent registered accounting firm for the fiscal year ending February 1, 2014 ("fiscal 2013"); and (4) transact such other business as may properly come before the Annual Meeting.

Shareholder Voting Rights

Only those shareholders of record at the close of business on April 1, 2013, the record date for the Annual Meeting, are entitled to receive notice of, and to vote at, the Annual Meeting. At the record date, we had outstanding 57,942,982 common shares, $0.01 par value per share. Each of the outstanding common shares entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting or any postponement or adjournment thereof. The holders of our common shares have no cumulative voting rights in the election of directors. All voting at the Annual Meeting will be governed by our Amended Articles of Incorporation, our Code of Regulations and the General Corporation Law of the State of Ohio.

Registered Shareholders and Beneficial Shareholders

If our common shares are registered in your name directly with our transfer agent, Computershare Investor Services, LLC, you are considered, with respect to those common shares, a registered shareholder. If our common shares are held for you in a brokerage account or by a bank or other holder of record, you are considered the beneficial shareholder of the common shares held in street name.

Internet Availability of Proxy Materials

In accordance with rules adopted by the Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record, we are permitted to furnish our proxy materials, including the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders, by providing access to such documents on the Internet. Generally, shareholders will not receive printed copies of the proxy materials unless they request them.

A Notice of Internet Availability that provides instructions for accessing our proxy materials on the Internet was mailed directly to registered shareholders. The Notice of Internet Availability also provides instructions regarding how registered shareholders may vote their common shares on the Internet. Registered shareholders who prefer to receive a paper or email copy of our proxy materials should follow the instructions provided in the Notice of Internet Availability for requesting such materials.

A notice that directs our beneficial shareholders to the website where they can access our proxy materials should be forwarded to each beneficial shareholder by the broker, bank or other holder of record who is considered the registered shareholder with respect to the common shares of the beneficial shareholder. Such broker, bank or other holder of record should also provide to the beneficial shareholders instructions on how the beneficial shareholders may request a paper or email copy of our proxy materials. Beneficial shareholders have the right to direct their broker, bank or other holder of record on how to vote their common shares by following the voting instructions they received from their broker, bank or other holder of record.

To enroll in the electronic delivery service for future shareholder meetings, use your Notice of Internet Availability (or proxy card, if you received printed copies of the proxy materials) to register online at www.proxyvote.com and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

Attendance at the Annual Meeting

All of our shareholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting. Registration and seating will begin at 8:30 a.m. EDT, and the Annual Meeting will begin at 9:00 a.m. EDT. If you attend the Annual Meeting, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. Please also note that if you hold your common shares as a beneficial shareholder, you may be asked to check in at the Annual Meeting registration desk and present a copy of a brokerage or bank statement reflecting your beneficial ownership of our common shares as of the record date.

How to Vote

After receiving the Notice of Internet Availability (or proxy card, if you received printed copies of the proxy materials), registered shareholders are urged to visit www.proxyvote.com to access our proxy materials. You will have the opportunity to vote your common shares online at www.proxyvote.com until May 29, 2013 at 11:59 p.m. EDT. When voting online, you must follow the instructions posted on the website and you will need the control number included on your Notice of Internet Availability (or proxy card, if applicable). If, after receiving the Notice of Internet Availability, you request (via toll-free telephone number, e-mail or online) that we send you paper or electronic copies of our proxy materials, you may vote your common shares by completing, dating and signing the proxy card included with the materials and returning it in accordance with the instructions provided. If you properly complete your proxy online or you complete, date, sign and return your proxy card no later than 11:59 p.m. EDT on May 29, 2013, your common shares will be voted as you direct. If you are a registered shareholder and attend the Annual Meeting, you may deliver your completed proxy card in person.

A registered shareholder may revoke a proxy at any time before it is exercised by filing with our Corporate Secretary a written notice of revocation or duly executing and delivering to the Company a proxy bearing a later date. A registered shareholder may also revoke a proxy by attending the Annual Meeting and giving written notice of revocation to the secretary of the meeting. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Beneficial shareholders should follow the procedures and directions set forth in the materials they should receive from the broker, bank or other holder of record who is the registered holder of their common shares to instruct such registered holder how to vote those common shares or revoke previously given voting instructions. Please contact your broker, bank or other holder of record to determine the applicable deadlines. Beneficial shareholders who wish to vote at the Annual Meeting will need to obtain and provide to the secretary of the meeting a completed form of proxy from the broker, bank or other holder of record who is the registered holder of their common shares.

Brokers, banks and other holders of record who hold common shares for beneficial owners in street name may vote such common shares on "routine" matters (as determined under New York Stock Exchange ("NYSE") rules), such as Proposal Three, without specific voting instructions from the beneficial owner of such common shares. Such brokers, banks and other holders of record may not, however, vote such common shares on "non-routine" matters, such as Proposal One and Proposal Two, without specific voting instructions from the beneficial owner of such common shares. Proxies that are signed and submitted by such brokers, banks and other holders of record that have not been voted on "non-routine" matters are referred to as "broker non-votes." Broker non-votes will not be counted for purposes of determining the number of common shares necessary for approval of any matter to which broker non-votes apply (i.e., broker non-votes will have no effect on the outcome of such matter).

Householding

SEC rules allow multiple shareholders residing at the same address the convenience of receiving a single copy of the Annual Report to Shareholders, proxy materials and Notice of Internet Availability if they consent to do so ("householding"). Householding is permitted only in certain circumstances, including when you have the same last name and address as another shareholder. If the required conditions are met, and SEC rules allow, your household may receive a single copy of the Annual Report to Shareholders, proxy materials and Notice of Internet Availability. Upon request, we will promptly deliver a separate copy of the Annual Report to Shareholders, proxy materials and Notice of Internet Availability, as applicable, to a shareholder at a shared address to which a single copy of the document(s) was delivered. Such a request should be made in the same manner as a revocation of consent for householding.

You may revoke your consent for householding at any time by contacting Broadridge Financial Solutions, Inc. ("Broadridge"), either by calling 1-800-542-1061, or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of your instructions, at which time you will be sent separate copies of the documents sent to our shareholders.

Beneficial shareholders can request more information about householding from their brokers, banks or other holders of record.

Tabulation of Votes

Tabulation of the votes cast at the Annual Meeting will be performed by Broadridge, and such tabulation will be inspected by our duly appointed inspectors of election.

Board's Recommendations

Subject to revocation, all proxies that are properly completed and timely received will be voted in accordance with the instructions contained therein. If no instructions are given (excluding broker non-votes), the persons named as proxy holders will vote the common shares in accordance with the recommendations of the Board. The Board's recommendations are set forth together with the description of each proposal in this Proxy Statement. In summary, the Board recommends a vote: (1) FOR the election of its nominated slate of directors (see Proposal One); (2) FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Disclosure and Analysis, compensation tables and the narrative discussion accompanying the tables (see Proposal Two); and (3) FOR the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2013 (see Proposal Three). If any other matter properly comes before the Annual Meeting, or if a director nominee named in this Proxy Statement is unable to serve or for good cause will not serve, the proxy holders will vote on such matter or for a substitute nominee as recommended by the Board.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding common shares entitled to be voted at the Annual Meeting will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of common shares considered to be represented at the Annual Meeting for purposes of establishing a quorum.

Vote Required to Approve a Proposal

Proposal One

Our Corporate Governance Guidelines contain a majority vote policy and our Amended Articles of Incorporation impose a majority vote standard. Specifically, Article Eighth of our Amended Articles of Incorporation provides that if a quorum is present at the Annual Meeting, a director nominee in an uncontested election will be elected to the Board if the number of votes cast for such nominee's election exceeds the number of votes cast against and/or withheld from such nominee's election. In all director elections other than uncontested elections, the nine director nominees receiving the greatest number of votes cast for their election will be elected as directors. An "uncontested election" generally means an election of directors at a meeting of shareholders in which the number of director nominees does not exceed the number of directors to be elected and with respect to which no shareholder has submitted to us notice of an intent to nominate a candidate for election as a director at such meeting in accordance with our Code of Regulations, or, if such a notice has been submitted with respect to such meeting, prior to the commencement of the election of directors at such meeting, each such notice with respect to such meeting has been (1) withdrawn by its respective submitting shareholder in writing to our Corporate Secretary, (2) determined not to be a valid and effective notice of nomination, or (3) determined not to create a bona fide election contest.

A properly executed proxy marked as withholding authority with respect to the election of one or more nominees for director will not be voted with respect to the nominee or nominees for director indicated. Broker non-votes will not be considered votes cast for or against or withheld from a director nominee's election at the Annual Meeting.

See the "Governance -- Majority Vote Policy and Standard" section of this Proxy Statement for more information about our majority vote policy and standard.

Other Matters

For purposes of Proposal Two and Proposal Three, the affirmative vote of the holders of a majority of the common shares represented in person or by proxy and entitled to vote on each such matter will be required for approval. The votes received with respect to Proposal Two and Proposal Three are advisory and will not bind the Board or us. A properly executed proxy marked "abstain" with respect to Proposal Two and Proposal Three will not be voted with respect to such matter, although it will be counted for purposes of determining the number of common shares necessary for approval of such matter. Accordingly, an abstention will have the effect of a negative vote for purposes of Proposal Two and Proposal Three. If no voting instructions are given (excluding broker non-votes), the persons named as proxy holders on the proxy card will vote the common shares in accordance with the recommendation of the Board.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the Annual Meeting, the common shares represented by proxies will be voted, unless otherwise specified, for the election of the nine director nominees named below. All nine nominees are currently directors on our Board. Proxies cannot be voted at the Annual Meeting for more than nine persons.

Set forth below is certain information relating to the director nominees, including each nominee's age (as of the end of fiscal 2012), tenure as a director on our Board, current Board committee memberships, business experience and principal occupation for the past five or more years, the specific experience, qualifications, attributes or skills of each nominee that led to the conclusion that the nominee should serve as a director (which are in addition to the general qualifications discussed in the "Selection of Nominees by the Board" section below), and other public company directorships held by each nominee during the past five years. Directors are elected to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier death, resignation or removal.

As previously announced, on December 4, 2012, Steven S. Fishman notified our Board that he intends to retire as our Chairman, CEO and President upon the appointment of his successor. Our Board has formed an ad hoc Search Committee for the purpose of identifying a new CEO to replace Mr. Fishman. The Search Committee has been assisted in its recruitment efforts by an independent executive search firm that provides research and other pertinent information regarding potential candidates, and the search process is ongoing.

In connection with his retirement, Mr. Fishman intends to resign from his positions as CEO and President once his successor is appointed. However, if that appointment occurs prior to the Annual Meeting, Mr. Fishman intends to maintain his position on our Board through the Annual Meeting. In such case, our Board expects Mr. Fishman to resign from our Board, and our Board expects to appoint his successor to fill the resulting vacancy.

			Current Committee Membership				
Name	**Age**	**Director Since**	**Audit Committee**	**Compensation Committee**	**Nominating / Corporate Governance Committee**	**Strategic Planning Committee**	**Search Committee**
Jeffrey P. Berger	63	2006			**	**	**
James R. Chambers	55	2012	*				
Steven S. Fishman	62	2005					
Peter J. Hayes	70	2008	*	*			
Brenda J. Lauderback	62	1997			*		*
Philip E. Mallott	55	2003	**			*	*
Russell Solt	65	2003		**		*	
James R. Tener	63	2005			*		*
Dennis B. Tishkoff	69	1991		*			

* Committee Member

** Committee Chair

Jeffrey P. Berger is the former Executive Vice President, Global Foodservice of H.J. Heinz Company (food manufacturer and marketer), and President and Chief Executive Officer of Heinz North America Foodservice (food manufacturer and marketer). Mr. Berger is also currently a director of GNC Holdings, Inc. (health and wellness specialty retailer). The Board would be well served by the perspective provided by Mr. Berger's 14 years of experience as a chief executive of a multibillion dollar company, his service on another public company board and his qualification as an "audit committee financial expert," as defined by applicable SEC rules.

James R. Chambers is the President and Chief Operating Officer of Weight Watchers International, Inc. (weight management services provider). He previously served as President of the US Snacks and Confectionery business unit and General Manager of the Immediate Consumption Channel of Kraft Foods Inc. (food manufacturer). Mr. Chambers also served as President and CEO of Cadbury Americas (confectionery manufacturer), and as the President and Chief Executive Officer of Remy Amerique, Inc. (spirits manufacturer). Prior to his employment with Remy Amerique, Inc., Mr. Chambers served as the Chief Executive Officer of Paxonix, Inc. (online branding and packaging process solutions business), as the Chief Executive Officer of Netgrocer.com (online grocery retailer), and as the Group President of Information Resources, Inc. (global market research provider). Mr. Chambers spent the first 17 years of his career at Nabisco (food manufacturer), where he held leadership roles in sales, distribution, marketing and information technology, culminating in the role of President, Refrigerated Foods. Mr. Chambers previously served as a director of B&G Foods (food manufacturer) for seven years where he chaired the

Nominating and Governance Committee and served on the Compensation Committee. Mr. Chambers' extensive cross-functional packaged goods industry experience and 15 year track record in general management make him an excellent candidate to serve on the Board.

Steven S. Fishman is the Chairman, Chief Executive Officer and President of Big Lots. Before joining us in July 2005, Mr. Fishman served as the President, Chief Executive Officer and Chief Restructuring Officer of Rhodes, Inc. (furniture retailer that filed for bankruptcy on November 4, 2004); the Chairman and Chief Executive Officer of Frank's Nursery & Crafts, Inc. (lawn and garden specialty retailer that filed for bankruptcy on September 8, 2004); and the President and Founder of SSF Resources, Inc. (investment and consulting). Mr. Fishman's strong leadership skills, proven management capabilities, and more than 36 years of diverse retail experience with discount, specialty and department store retailers, including 26 years of experience in a senior executive role, make Mr. Fishman an excellent choice to continue serving on the Board.

Peter J. Hayes is the former Chief Operating Officer of Variety Wholesalers, Inc. (discount retailer). Mr. Hayes also previously served as the President and Chief Operating Officer of Family Dollar Stores, Inc. (discount retailer); and the Chairman and Chief Executive Officer of the Gold Circle / Richway divisions of Federated Department Stores, Inc. (department store retailer). Mr. Hayes' experience in discount retail, his leadership experience at large corporations and his qualification as an "audit committee financial expert," as defined by applicable SEC rules, make him well suited to continue serving on the Board.

Brenda J. Lauderback is the former President – Wholesale Group of Nine West Group, Inc. (footwear retailer and wholesaler). Ms. Lauderback also previously served as the President – Footwear Wholesale of U.S. Shoe Corporation (footwear retailer and wholesaler); and the Vice President, General Merchandise Manager of Dayton Hudson Corporation (department store retailer). Ms. Lauderback is also currently a director of Denny's Corporation (restaurant operator) (where she is the chair of the corporate governance and nominating committee and a member of the audit committee), Select Comfort Corporation (bedding manufacturer and retailer) (where she is the chair of the corporate governance and nominating committee and a member of the compensation committee), and Wolverine World Wide, Inc. (footwear manufacturer) (where she is the chair of the governance committee and a member of the audit committee). Ms. Lauderback previously served as a director of Irwin Financial Corporation (bank holding company). Ms. Lauderback's extensive service on the boards of other public companies and experience in leadership roles with other retailers make her well-suited to continue serving on the Board.

Philip E. Mallott is the former Vice President and Chief Financial Officer of Intimate Brands, Inc. (intimate apparel and beauty product retailer). Mr. Mallott is also currently a director of GNC Holdings, Inc. (health and wellness specialty retailer) (where he is a member of the audit committee and compensation committee). Mr. Mallott previously served as a director of Tween Brands, Inc. (clothing retailer). Mr. Mallott's qualification as an "audit committee financial expert," (as defined by applicable SEC Rules) his experience as a certified public accountant, his service on the boards of other public companies and charitable organizations, and his experience in leadership roles with other retailers led to the conclusion that he would continue to be a valuable member of the Board.

Russell Solt is the former Director of Investor Relations of West Marine, Inc. (boating supplies and accessories specialty retailer) where he also previously served as the Executive Vice President and Chief Financial Officer. Additionally, Mr. Solt previously served as the Chief Financial Officer of Venture Stores, Inc. (discount retailer) and Williams-Sonoma, Inc. (home furnishing and cookware specialty retailer). Mr. Solt's experience as a certified public accountant and as the Chief Financial Officer of other publicly-traded retailers, his background in investor relations and his qualification as an "audit committee financial expert," (as defined by applicable SEC Rules) makes him well-suited to continue serving on the Board.

James R. Tener is the former President and Chief Operating Officer of Brook Mays Music Company (music retailer and wholesaler that filed for bankruptcy on July 11, 2006). Mr. Tener also previously served as the Chief Operating Officer of The Sports Authority (sporting goods retailer). Mr. Tener's extensive experience in senior leadership roles of other publicly-traded retailers and prior service on the board of a privately-held company make him a strong choice to continue serving on the Board.

Dennis B. Tishkoff is the Chairman and Chief Executive Officer of Drew Shoe Corporation (footwear manufacturer, importer, exporter, retailer and wholesaler), and the President of Tishkoff and Associates, Inc. (retail consultant). Mr. Tishkoff previously served as the President and Chief Executive Officer of Shoe Corporation of America (footwear retailer). Mr. Tishkoff's extensive experience in senior management roles of other retailers and wholesalers, his experience with importing merchandise and his leadership skills led to the conclusion that he will continue to be a valuable member of the Board.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH NOMINEE LISTED ABOVE.

GOVERNANCE

Board Leadership and Presiding Director

The Board is currently comprised of the individuals identified in Proposal One. Aside from Mr. Fishman, each of the other nominees are independent (as defined by the applicable NYSE and SEC rules), non-employee directors ("outside directors"). Mr. Fishman is our Chief Executive Officer ("CEO") and serves as Chairman of the Board. The Board also has a presiding director whose primary responsibility is to lead executive sessions of the Board at which our CEO and other members of management are not present. The role of presiding director is rotated quarterly among the outside directors. The presiding director is responsible for establishing an agenda for the session over which he or she presides and, upon the conclusion of an executive session of the Board, meeting with our CEO to address the matters discussed during the executive session.

We believe that the current structure of the Board provides both independent leadership and the benefits afforded by having our CEO also serve as Chairman of the Board. As the individual with primary responsibility for managing our day-to-day operations, our CEO is best positioned to chair regular Board meetings as we discuss key business and strategic issues. Coupled with an independent presiding director, this structure provides independent oversight while avoiding unnecessary confusion regarding the Board's oversight responsibilities and the day-to-day management of our business operations. The Board also believes that Mr. Fishman's leadership, integrity and vision have been instrumental in our success and that he has the ability to execute both the short-term and long-term strategies necessary in the competitive marketplace in which we operate. Additionally, we have implemented mechanisms that we believe will ensure that we continue to maintain high standards of corporate governance and the continued accountability of our CEO to the Board, including a supermajority of independent outside directors on the Board, the use of a presiding director, and the appointment of only independent outside directors to chair and serve on each of our standing Board committees.

Board Meetings in Fiscal 2012

Eleven meetings of the Board were held during fiscal 2012. During fiscal 2012, each director attended at least 75% of the aggregate of the total number of meetings of the Board and the committees on which he or she served (in each case, held during the periods that he or she served). It is our policy that each director nominee standing for election be present at the annual meeting of shareholders. Each director named in Proposal One attended the most recent annual meeting of shareholders held in May 2012. Under our Corporate Governance Guidelines, each director is expected to dedicate sufficient time and attention to ensure the diligent performance of his or her duties, including attending meetings of the shareholders, the Board and the committees of which he or she is a member.

Role of the Board's Committees

The Board has standing Audit, Compensation, and Nominating / Corporate Governance Committees. The Board also has a Strategic Planning Committee. In fiscal 2012, the Board formed the ad hoc Search Committee. Each committee reports on its activities to the Board.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibility with respect to: (1) the integrity of the financial reports and other financial information provided by us to our shareholders and others; (2) our compliance with legal and regulatory requirements; (3) the engagement of our independent registered public accounting firm and the evaluation of the firm's qualifications, independence and performance; (4) the performance of our system of internal controls; (5) our audit, accounting and financial reporting processes generally; and (6) the evaluation of enterprise risk issues. The Audit Committee was established in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and each of its members is independent as required by the Audit Committee's charter and by the applicable NYSE and SEC rules. The Board has determined that each member of the Audit Committee is "financially literate," as required by NYSE rules, and Messrs. Mallott and Hayes satisfy the standards for an "audit committee financial expert," as defined by applicable SEC rules.

The functions of the Audit Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee met eight times during fiscal 2012.

Compensation Committee

The Compensation Committee discharges the responsibilities of the Board relating to the administration of our compensation programs, including the compensation program for the members of our executive management committee ("EMC"). The EMC is currently comprised of the five executives named in the Summary Compensation Table ("named executive officers") and other executives holding the office of executive vice president or senior vice president.

The responsibilities of the Compensation Committee include: (1) establishing our general compensation philosophy; (2) overseeing the development of our compensation programs; (3) approving goals and objectives for the incentive compensation awarded to the EMC members; (4) reviewing and recommending to the Board the other compensation for the non-CEO EMC members; (5) administering our compensation programs; and (6) reporting on the entirety of the executive compensation program to the Board. All members of the Compensation Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Compensation Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Compensation Committee met fourteen times during fiscal 2012.

Nominating / Corporate Governance Committee

The responsibilities of the Nominating / Corporate Governance Committee include: (1) recommending individuals to the Board for nomination as members of the Board and its committees; (2) taking a leadership role in shaping our corporate governance policies and practices, including recommending to the Board changes to our Corporate Governance Guidelines and monitoring compliance with such guidelines; (3) monitoring issues associated with CEO succession and management development; and (4) reviewing the compensation of the members of the Board and recommending any changes to such compensation to the Board for its approval. All members of the Nominating / Corporate Governance Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Nominating / Corporate Governance Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Nominating / Corporate Governance Committee met three times during fiscal 2012. The Corporate Governance Guidelines, which comply with NYSE rules, can be found in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption.

Strategic Planning Committee

The responsibilities of the Strategic Planning Committee include: (1) assisting the Board and management in strategic planning; (2) providing guidance to the Board and management in the development of long-term business objectives and strategic plans; and (3) reviewing the long-term business objectives and strategic plans developed by management. All members of the Strategic Planning Committee are independent.

The functions of the Strategic Planning Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Strategic Planning Committee meets as it deems necessary.

Search Committee

In fiscal 2012, the Board formed an ad hoc Search Committee for the purpose of identifying a new CEO to replace Mr. Fishman. The Search Committee was assisted in its recruitment efforts by an independent executive search firm that provides research and other pertinent information regarding potential candidates.

Selection of Nominees by the Board

The Nominating / Corporate Governance Committee has oversight over a broad range of issues relating to the composition and operation of the Board. The Nominating / Corporate Governance Committee is responsible for recommending to the Board the appropriate skills and qualifications required of Board members, based on our needs from time to time. The Nominating / Corporate Governance Committee also evaluates prospective director nominees against the standards and qualifications set forth in the Corporate Governance Guidelines. Although the Nominating / Corporate Governance Committee has not approved any specific minimum qualifications that must be met by a nominee for director recommended by the Committee and has not adopted a policy with regard to the consideration of diversity in identifying director nominees, the Committee considers factors such as the prospective nominee's relevant experience, character, intelligence, independence, commitment, judgment, prominence, age, and compatibility with our CEO and other members of the Board. The Nominating / Corporate Governance Committee also considers other relevant factors that it deems appropriate, including the current composition of the Board, diversity, the balance of management and independent directors, and the need for committee expertise. Before commencing a search for a new director nominee, the Nominating / Corporate Governance Committee confers with the Board regarding the factors it intends to consider in its search.

In identifying potential candidates for Board membership, the Nominating / Corporate Governance Committee considers recommendations from the Board, shareholders and management. A shareholder who wishes to recommend a prospective director nominee to the Board must send written notice to: Chair of the Nominating / Corporate Governance Committee, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228. The written notice must include the prospective nominee's name, age, business address, principal occupation, ownership of our common shares, information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such prospective nominee as a director, and any other information that is deemed relevant by the recommending shareholder. Shareholder recommendations that comply with these procedures and that meet the factors outlined above will receive the same consideration that the recommendations of the Board and management receive.

After completing its evaluation of a prospective nominee, the Nominating / Corporate Governance Committee may make a recommendation to the Board that the targeted individual be nominated by the Board. The Board then decides whether to approve the nominee after considering the recommendation and report of the Nominating / Corporate Governance Committee. Any invitation to join the Board is extended to a prospective nominee by the chair of the Nominating / Corporate Governance Committee and our CEO, after approval by the Board.

Pursuant to its written charter, the Nominating / Corporate Governance Committee has the authority to retain consultants and search firms to assist in the process of identifying and evaluating director candidates and to approve the fees and other retention terms for any such consultant or search firm. No such firm was retained in connection with the selection of the director nominees proposed for election at the Annual Meeting.

Majority Vote Policy and Standard

Our Amended Articles of Incorporation impose a majority vote standard in uncontested elections of directors and our Corporate Governance Guidelines contain a majority vote policy applicable to uncontested elections of directors. Article Eighth of our Amended Articles of Incorporation provides that if a quorum is present at the Annual Meeting, a director nominee in an uncontested election shall be elected to the Board if the number of votes cast for such nominee's election exceeds the number of votes cast against and/or withheld from such nominee's election. The majority vote policy contained in our Corporate Governance Guidelines requires any nominee for director who does not receive more votes cast for such nominee's election than votes cast against and/or withheld as to his or her election to deliver his or her resignation from the Board to the Nominating / Corporate Governance Committee. See the "About the Annual Meeting - Vote Required to Approve a Proposal - Proposal One" section of this Proxy Statement for more information about what constitutes an uncontested election. Broker non-votes have no effect in determining whether the required affirmative majority vote has been obtained. Withheld votes have the same effect as a vote against a director nominee. Upon its receipt of such resignation, the Nominating / Corporate Governance Committee will promptly consider the resignation and recommend to the Board whether to accept the resignation or to take other action. The Board will act on the recommendation of the Nominating / Corporate Governance Committee no later than 100 days following the certification of the shareholder vote. The Nominating / Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, will evaluate such resignation in light of the best interests of Big Lots and our shareholders and may consider any factors and other information they deem relevant. We will promptly publicly disclose the Board's decision in a periodic or current report to the SEC.

Determination of Director Independence

The Board undertook its most recent annual review of director independence in March 2013. During this annual review, the Board considered all transactions, relationships and arrangements between each director, his or her affiliates, and any member of his or her immediate family, on one hand, and Big Lots, its subsidiaries and members of senior management, on the other hand. The purpose of this review was to determine whether any such transactions or relationships were inconsistent with a determination that the director is independent in accordance with NYSE rules.

As a result of this review, the Board affirmatively determined that, with the exception of Mr. Fishman, all of the directors nominated for election at the Annual Meeting and David T. Kollat, who served as a director during fiscal 2012, are independent of Big Lots, its subsidiaries and its management under the standards set forth in the NYSE rules, and no director nominee has a material relationship with Big Lots, its subsidiaries or its management aside from his or her service as a director. Mr. Fishman is not an independent director due to his employment by Big Lots.

In determining that each of the directors other than Mr. Fishman is independent, the Board considered charitable contributions to not-for-profit organizations of which these directors or immediate family members are executive officers or directors and determined that each of the transactions and relationships it considered was immaterial and did not impair the independence of any of the directors.

Related Person Transactions

The Board and the Nominating / Corporate Governance Committee have the responsibility for monitoring compliance with our corporate governance policies, practices and guidelines applicable to our directors, nominees for director, officers and employees. The Board and the Nominating / Corporate Governance Committee have enlisted the assistance of our General Counsel's office and human resources management to fulfill this responsibility. Our written Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Financial Professionals, and human resources policies address governance matters and prohibit, without the consent of the Board or the Nominating / Corporate Governance Committee, directors, officers and employees from engaging in transactions that conflict with our interests or that otherwise usurp corporate opportunities.

Pursuant to our written related person transaction policy, the Nominating / Corporate Governance Committee also evaluates "related person transactions." Consistent with SEC rules, we consider a related person transaction to be any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships): (1) involving more than $120,000 in which we and any of our directors, nominees for director, executive officers, holders of more than five percent of our common shares, or their respective immediate family members were or are to be a participant; and (2) in which such related person had, has or will have a direct or indirect material interest. Under our policy, our directors, executive officers and other members of management are responsible for bringing all transactions, whether proposed or existing, of which they have knowledge and that they believe may constitute related person transactions to the attention of our General Counsel. If our General Counsel determines that the transaction constitutes a related person transaction, our General Counsel will notify the chair of the Nominating / Corporate Governance Committee. Thereafter, the Nominating / Corporate Governance Committee will review the related person transaction, considering all factors and information it deems relevant, and either approve or disapprove the transaction in light of what the Committee believes to be the best interests of Big Lots and our shareholders. If advance approval is not practicable or if a related person transaction that has not been approved is discovered, the Nominating / Corporate Governance Committee will promptly consider whether to ratify the related person transaction. Where advance approval is not practicable or we discover a related person transaction that has not been approved and in each such case the Committee disapproves the transaction, the Committee will, taking into account all of the factors and information it deems relevant (including the rights available to us under the transaction), determine whether we should amend, rescind or terminate the transaction in light of what it believes to be the best interests of our shareholders and company. We do not intend to engage in related person transactions disapproved by the Nominating / Corporate Governance Committee. Examples of factors and information that the Nominating / Corporate Governance Committee may consider in its evaluation of a related person transaction include: (1) the reasons for entering into the transaction; (2) the terms of the transaction; (3) the benefits of the transaction to us; (4) the comparability of the transaction to similar transactions with unrelated third parties; (5) the materiality of the transaction to each party; (6) the nature of the related person's interest in the transaction; (7) the potential impact of the transaction on the status of an independent outside director; and (8) the alternatives to the transaction.

Additionally, on an annual basis, each director, nominee for director and executive officer must complete a questionnaire that requires written disclosure of any related person transaction. The responses to these questionnaires are reviewed by the Nominating / Corporate Governance Committee and our General Counsel to identify any potential conflicts of interest or potential related person transactions.

Based on our most recent review conducted in the first quarter of fiscal 2013, we have not engaged in any related person transactions since the beginning of fiscal 2012.

Board's Role in Risk Oversight

The Board and its committees play an important role in overseeing the identification, assessment and mitigation of risks that are material to us. In fulfilling this responsibility, the Board and its committees regularly consult with management to evaluate and, when appropriate, modify our risk management strategies. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed about such risks through committee reports.

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to the performance of our system of internal controls, legal and regulatory compliance, our audit, accounting and financial reporting processes, and the evaluation of enterprise risk issues, particularly those risk issues not overseen by other committees. The Compensation Committee is responsible for overseeing the management of risks relating to our compensation programs. The Nominating / Corporate Governance Committee manages risks associated with corporate governance, related person transactions, succession planning, and business conduct and ethics. The Strategic Planning Committee assists the Board and management in managing risks related to strategic planning. The Public Policy and Environmental Affairs Committee, a management committee that reports to the Nominating / Corporate Governance Committee, oversees management of risks associated with public policy, environmental and social matters that may affect our operations, performance or public image.

Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals

We have a Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees. We also have a Code of Ethics for Financial Professionals which is applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. Both the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals are available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. We intend to post amendments to or waivers from any applicable provision (related to elements listed under Item 406(b) of Regulation S-K) of the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals (in each case, to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions), if any, in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, Mr. Hayes, Mr. Solt, Mr. Tener and Mr. Tishkoff served on our Compensation Committee. No member of our Compensation Committee serves or has served at any time as one of our officers or employees or has or, during fiscal 2012, had a material interest in any related person transaction, as defined in Item 404 of Regulation S-K. None of our executive officers serve or, during fiscal 2012, served as a member of the board of directors or compensation committee of any other company that has or had an executive officer serving as a member of the Board or our Compensation Committee.

Communications with the Board

Shareholders and other parties interested in communicating directly with the Board, with specified individual directors or with the outside directors as a group, may do so by choosing one of the following options:

Call:	(866) 834-7325
Write:	Big Lots Board of Directors, 300 Phillipi Road, Columbus, Ohio 43228-5311
E-mail:	http://biglots.safe2say.info

Under a process approved by the Nominating / Corporate Governance Committee for handling correspondence received by us and addressed to outside directors, our General Counsel reviews all such correspondence and forwards to the Board or appropriate members of the Board a summary and/or copies of any such correspondence that deals with the functions of the Board, members or committees thereof or otherwise requires their attention. Directors may at any time review a log of all correspondence received by us and directed to members of the Board and may request copies of any such correspondence. Concerns relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Concerns relating to the Board or members of senior management will be referred to the members of the Nominating / Corporate Governance Committee. Parties submitting communications to the Board may choose to do so anonymously or confidentially.

DIRECTOR COMPENSATION

Under the Big Lots, Inc. Non-Employee Director Compensation Package established by the Board, each outside director is compensated for Board and committee participation in the form of retainers and fees and a restricted stock award.

Retainers and Fees

The retainers and fees we paid to outside directors for fiscal 2012 consisted of: (1) an annual retainer of $45,000; (2) an additional annual retainer of $15,000 for the chair of the Audit Committee; (3) an additional annual retainer of $10,000 for the chairs of the Compensation Committee and the Nominating / Corporate Governance Committee; (4) $1,500 for each Board meeting attended in person; (5) $1,250 for each committee meeting attended in person; (6) $500 for each Board or committee meeting attended telephonically; and (7) the ability to nominate one or more charities to receive from us donations in the aggregate amount of up to $10,000 per outside director. In fiscal 2012, the members of the Search Committee each received a fee of $15,000 for their service, and the chair of the Search Committee received an additional fee of $10,000. No retainers or fees are paid in connection with a director's service on the Strategic Planning Committee. During fiscal 2012, Messrs. Berger, Chambers, Hayes, Kollat, Mallott, Solt, Tener and Tishkoff and Ms. Lauderback qualified as outside directors and, thus, received compensation for their Board service. Mr. Chambers was elected to our Board on May 23, 2012, and Mr. Kollat retired from our Board on the same day. Due to our employment of Mr. Fishman, he did not qualify as an outside director and did not receive compensation for his service as a director. The compensation received by Mr. Fishman as an employee is shown in the Summary Compensation Table included in this Proxy Statement.

Restricted Stock

In fiscal 2012, the outside directors also received a restricted stock award having a grant date fair value equal to approximately $95,000 (2,598 common shares). The fiscal 2012 restricted stock awards were made in May 2012 under the Big Lots 2012 Long-Term Incentive Plan ("2012 LTIP"). The restricted stock awarded to the outside directors in fiscal 2012 will vest on the earlier of (1) the trading day immediately preceding the Annual Meeting or (2) the outside director's death or disability (as that term is defined in the 2012 LTIP). However, the restricted stock will not vest if the outside director ceases to serve on the Board before either vesting event occurs.

Director Compensation Table for Fiscal 2012

The following table summarizes the compensation earned by each outside director for his or her Board service in fiscal 2012.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)*(1)(2)* (c)	Option Awards ($)*(3)* (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)*(4)* (g)	Total ($) (h)
Mr. Berger	86,750	94,983	—	—	—	10,000	191,733
Mr. Chambers	43,250	94,983	—	—	—	0	138,233
Mr. Hayes	65,500	94,983	—	—	—	10,000	170,483
Mr. Kollat	17,500	—	—	—	—	10,000	27,500
Ms. Lauderback	71,750	94,983	—	—	—	10,000	176,733
Mr. Mallott	89,000	94,983	—	—	—	10,000	193,983
Mr. Solt	68,750	94,983	—	—	—	10,000	173,733
Mr. Tener	73,250	94,983	—	—	—	10,000	178,233
Mr. Tishkoff	64,500	94,983	—	—	—	0	159,483

(1) Amounts in this column reflect the aggregate grant date fair value of the restricted stock awards granted to the outside directors in fiscal 2012 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), excluding the effect of any estimated forfeitures. The full grant date fair value of the fiscal 2012 restricted stock award granted to each outside director (excluding Mr. Kollat), as computed in accordance with ASC 718, was based on individual awards of 2,598 common shares at a per common share value of $36.56 on the grant date (i.e., $94,983 per outside director). In accordance with ASC 718 and the 2012 LTIP, the per common share grant date value is the average of the opening price and the closing price of our common shares on the NYSE on the grant date.

(2) As of February 2, 2013, each individual included in the table (excluding Mr. Kollat) held 2,598 shares of restricted stock.

(3) Prior to fiscal 2008, the outside directors received an annual stock option award under the Big Lots, Inc. Amended and Restated Director Stock Option Plan ("Director Stock Option Plan"). The Director Stock Option Plan was terminated on May 30, 2008 and no stock option awards were granted to any outside directors in fiscal 2012. As of February 2, 2013, each individual included in the table held stock options to purchase the following number of common shares: Mr. Berger: 0; Mr. Chambers: 0; Mr. Hayes: 0; Mr. Kollat: 0; Ms. Lauderback: 0; Mr. Mallott: 25,000; Mr. Solt: 0; Mr. Tener: 15,000; and Mr. Tishkoff: 0.

(4) Amounts in this column reflect payments made by us during fiscal 2012 to charitable organizations nominated by the specified directors pursuant to the Big Lots, Inc. Non-Employee Director Compensation Package.

STOCK OWNERSHIP

Ownership of Our Common Shares by Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of our common shares by each holder of more than five percent of our common shares, each director, each of the executive officers named in the Summary Compensation Table, and all our executive officers and directors as a group. The assessment of holders of more than five percent of our common shares is based on a review of and reliance upon their respective filings with the SEC. Except as otherwise indicated, all information is as of March 13, 2013.

Name of Beneficial Owner or Identity of Group	Amount and Nature of Beneficial Ownership *(1)*	Percent of Outstanding Common Shares
Lisa M. Bachmann	280,313	*
Jeffrey P. Berger	15,790	*
James R. Chambers	2,598	*
Joe R. Cooper	194,063	*
Steven S. Fishman	805,318	1.3%
Peter J. Hayes	8,140	*
Charles W. Haubiel II	183,125	*
Timothy A. Johnson	121,306	*
Brenda J. Lauderback	13,000	*
Philip E. Mallott	40,290	*
John C. Martin	123,575	*
Russell Solt	11,365	*
James R. Tener	33,790	*
Dennis B. Tishkoff	16,399	*
Doug R. Wurl	8,750	*
Sasco Capital, Inc. *(2)*	4,844,655	8.4%
The Vanguard Group, Inc. *(3)*	4,132,210	7.1%
Scopia Capital Management, LLC *(4)*	3,883,812	6.7%
Lazard Asset Management LLC *(5)*	3,509,655	6.1%
LSV Asset Management *(6)*	3,323,698	5.6%
Capital Research Global Investors *(7)*	3,286,200	5.7%
All directors and executive officers as a group (20 persons)	2,156,288	3.7%

* Represents less than 1.0% of the outstanding common shares.

(1) Each person named in the table has sole voting power and sole dispositive power with respect to all common shares shown as beneficially owned by such person, except as otherwise stated in the footnotes to this table. The amounts set forth in the table include common shares that may be acquired within 60 days of March 13, 2013 under stock options exercisable within that period. The number of common shares that may be acquired within 60 days of March 13, 2013 under stock options exercisable within that period are as follows: Ms. Bachmann: 190,313; Mr. Berger: 0; Mr. Chambers: 0; Mr. Cooper: 104,063; Mr. Fishman: 307,510; Mr. Hayes: 0; Mr. Haubiel: 73,125; Mr. Johnson: 44,875; Ms. Lauderback: 0; Mr. Mallott: 25,000; Mr. Martin: 38,125; Mr. Solt: 0; Mr. Tener: 15,000; Mr. Tishkoff: 0; Mr. Wurl: 8,750; and all directors and executive officers as a group: 970,511.

(2) In its Schedule 13G/A filed on February 14, 2013, Sasco Capital, Inc., 10 Sasco Hill Road, Fairfield, CT 06824, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2012, had sole voting power over 1,805,035 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

(3) In its Schedule 13G/A filed on February 11, 2013, The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2012, had sole voting power over 86,751 of the shares, had sole dispositive power over 4,048,259 of the shares, had shared dispositive power over 83,951 of the shares, and had no shared voting power over the shares. In its Schedule 13G/A, this reporting person indicated that its wholly-owned subsidiaries, Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., were the beneficial owners of 83,951 and 2,800 common shares, respectively.

(4) In its Schedule 13G filed on February 14, 2013, Scopia Capital Management LLC, 152 West 57th Street, 33rd Floor, New York, NY 10019, stated that it, Matthew Sirovich and Jeremy Mindich beneficially owned the number of common shares reported in the table as of December 31, 2012, had no sole voting power or dispositive power over the shares, and had shared voting power and shared dispositive power over all of the shares.

(5) In its Schedule 13G filed on February 14, 2013, Lazard Asset Management LLC, 30 Rockefeller Plaza, New York, NY 10112, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2012, had sole voting power over 592,767 of the shares, had sole dispositive power over all the shares, and had no shared voting power or shared dispositive over the shares.

(6) In its Schedule 13G filed on February 13, 2013, LSV Asset Management, 155 North Wacker Drive, Suite 4600, Chicago, IL 60606, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2012, had sole voting power and sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

(7) In its Schedule 13G filed on February 12, 2013, Capital Research Global Investors, 333 South Hope Street, Los Angeles, CA 90071, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2012, had sole voting power and sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of our outstanding common shares, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of our common shares. Executive officers, directors and greater than 10% shareholders are required by the regulations of the SEC to furnish us with copies of all Section 16(a) reports they file. Based upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and executive officers and greater than 10% shareholders complied during fiscal 2012 with the reporting requirements of Section 16(a) of the Exchange Act, except Michael A. Schlonsky who filed a Form 5 on March 8, 2013 to report holdings that were inadvertently not disclosed on the Form 3 filed on August 30, 2012 with respect to Mr. Schlonsky; and Mr. Tishkoff who filed a Form 5 on March 8, 2013 to report a September 28, 2011 transaction that was inadvertently not previously reported on Form 5.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee reviewed and discussed the following Compensation Discussion and Analysis ("CD&A") with management and, based on such review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement and our Annual Report on Form 10-K for fiscal 2012 ("Form 10-K").

Members of the Compensation Committee

Russell Solt, Chair
Peter J. Hayes
Dennis B. Tishkoff

Compensation Discussion and Analysis

Overview of Our Executive Compensation Program

Introduction

This CD&A describes our executive compensation program for fiscal 2012 and certain elements of our executive compensation program for fiscal 2013. We use our executive compensation program to attract, motivate and retain the leaders of our business. In particular, this CD&A explains how the Board and the Compensation Committee of the Board (which we refer to as the "Committee" in this CD&A) made its compensation decisions for our named executive officers, who, for fiscal 2012, were:

- Mr. Fishman, our Chairman, CEO and President;
- Mr. Johnson, our Senior Vice President, Chief Financial Officer;
- Mr. Martin, our Executive Vice President, Chief Merchandising Officer;
- Ms. Bachmann, our Executive Vice President, Chief Operating Officer;
- Mr. Cooper, our Executive Vice President and President, Big Lots Canada, Inc.;
- Mr. Haubiel, our Executive Vice President, Chief Administrative Officer and Corporate Secretary; and
- Mr. Wurl, our former Executive Vice President, Merchandising.

Mr. Cooper served as our Chief Financial Officer until Mr. Johnson assumed that position on August 23, 2012. On August 23, 2012, Ms. Bachmann was promoted from Executive Vice President, Supply Chain Management and Chief Information Officer to Executive Vice President, Chief Operating Officer, and Mr. Haubiel was promoted from Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary to Executive Vice President, Chief Administrative Officer and Corporate Secretary. On August 23, 2012, Mr. Martin was promoted from Executive Vice President, Administration to Executive Vice President, Chief Merchandising Officer. On August 22, 2012, Mr. Wurl resigned as Executive Vice President, Merchandising.

Executive Summary

Our executive compensation program is designed to:

- attract and retain executives by paying them amounts and offering them elements of compensation that are competitive with and comparable to those paid and offered by most companies in our peer group;
- motivate our executives to contribute to our long-term success and reward them for their performance; and
- align the interests of our executives and shareholders through incentive-based compensation.

We believe that our executives should have a significant portion of their compensation tied to our performance and that the proportion of the at-risk incentive compensation they receive should increase as the executive's level of responsibility increases. The emphasis that we place on "pay for performance" is evidenced by the fact that 84.7% of the total compensation awarded to our named executive officers for fiscal 2012 was at-risk incentive compensation comprised of bonus opportunities and equity compensation. The Committee believes the bonus and equity award elements of our executive compensation program create a strong link between pay and performance because they result in executives receiving higher compensation in years in which we are successful and lower compensation in less successful years.

Our financial performance in fiscal 2012 did not meet our expectations. As a result of such performance and the emphasis that our executive compensation program places on pay for performance, the actual compensation realized by our named executive officers in fiscal 2012 was significantly lower than the total potential compensation awarded to our named executive officers for fiscal 2012. For example, we did not achieve the operating profit required for our named executive officers to earn bonuses for fiscal 2012 under the Big Lots 2006 Bonus Plan ("2006 Bonus Plan"). Accordingly, the named executive officers did not receive bonuses for fiscal 2012.

Additionally, Mr. Fishman's fiscal 2012 performance-based restricted stock award did not vest and, as a result, was forfeited. Mr. Fishman's fiscal 2012 performance-based restricted stock award was part of the retention agreement entered into between Mr. Fishman and us in March 2010, when the Committee and the other outside directors concluded that Mr. Fishman's continued leadership and extraordinary contributions were important to our future performance due to our record growth and shareholder return during his tenure with Big Lots and his vision for our future. Based on that determination, the Committee and the other outside directors believed it was in the best interests of Big Lots and our shareholders for Big Lots to enter into the retention agreement with Mr. Fishman to better assure the continuing service of Mr. Fishman so that he could continue to (1) strengthen our business performance and prospects for our continued growth, (2) return value to our shareholders and (3) implement our succession plans. The Committee structured all of the compensation awarded to Mr. Fishman under the retention agreement as at-risk incentive compensation to strengthen the alignment between Mr. Fishman's pay and our performance. Mr. Fishman's fiscal 2012 performance-based equity award under the retention agreement would have vested if (1) we had achieved the operating profit goal established at the beginning of fiscal 2012 and (2) Mr. Fishman remained employed by us on March 31, 2013. Our fiscal 2012 operating profit performance did not satisfy the goal and, as a result, Mr. Fishman's fiscal 2012 performance-based restricted stock award did not vest and was forfeited. We believe that the forfeiture of Mr. Fishman's 2012 performance-based restricted stock award under his retention agreement further demonstrates the alignment between pay and performance under our executive compensation program.

On December 4, 2012, Mr. Fishman notified our Board that he intends to retire as our Chairman, Chief Executive Officer and President upon the appointment of his successor. Accordingly, Mr. Fishman will continue to receive his salary and bonus opportunity until his retirement, without an increase for fiscal 2013, and he was not granted any new equity compensation during our annual review of executive compensation in March 2013.

Pay for Performance

One of the key principles of our executive compensation philosophy is that an executive compensation program should encourage high levels of corporate and individual performance by motivating executives to continually improve our business in order to promote sustained profitability and enhanced shareholder value. We believe our executive compensation program effectively implements our pay for performance philosophy as the value of bonus opportunities and equity awards under the program depends upon our financial performance and/or the price of our common shares.

The key components we use to evaluate the performance of our named executive officers have been our operating profit and earnings per share. We believe that our operating profit is an important financial measure, as it reflects top-line sales and expense control, and when used year-over-year, promotes our long-term financial health. Additionally, the at-risk incentive compensation that we award in the form of equity is significantly impacted by the price of our common shares and our earnings per share. While our earnings per share and operating profit have generally increased in recent years, we experienced a slight decline in our operating profit in fiscal 2011 and we underperformed under both measures to a greater degree in fiscal 2012; consequently, Mr. Fishman's realized compensation decreased in fiscal 2011 and fiscal 2012.

The pay for performance chart below presents for each of fiscal 2010, fiscal 2011 and fiscal 2012: (1) our total shareholder return ("TSR") indexed to our fiscal 2009 year end stock price of $28.41 on January 30, 2010; (2) our earnings per common share – diluted from continuing operations; (3) our operating profit; (4) the total compensation of our CEO as reported in our Summary Compensation Table; and (5) the total compensation realized by our CEO ("CEO Realized Compensation") in each such fiscal year.

The CEO Realized Compensation for each fiscal year presented in the pay for performance chart is equal to the sum of: (1) the base salary earned by our CEO during the fiscal year; (2) the bonus earned by our CEO in the fiscal year under the award granted to him pursuant to the 2006 Bonus Plan for such fiscal year (as reported in the "Non-Equity Incentive Plan Compensation" column of our Summary Compensation Table for the fiscal year); and (3) if the restricted stock award granted to our CEO pursuant to the Big Lots 2005 Long-Term Incentive Plan ("2005 LTIP") for such fiscal year vested as a result of our performance during the year, the aggregate market price of the common shares underlying the restricted stock award on the vesting date (as reported in the "Stock Awards–Value Realized on Vesting" column of the Option Exercises and Stock Vested table for the subsequent fiscal year). The Committee believes total realized compensation is more useful for comparing pay and performance than the information reported in the Summary Compensation Table because total realized compensation increases or decreases depending on our actual results and fluctuations in the price of our common shares.

Company Performance and CEO Total Compensation in Fiscal 2010 - 2012



● Indexed Total Shareholder Return *(1)*
▲ Earnings Per Common Share - Diluted from Continuing Operations
■ Operating Profit
□ CEO Total Compensation *(as reported in the Summary Compensation Table)*
▩ CEO Realized Compensation
$112
$141
$114
$2.83
$2.99
$2.93
$357,345
$345,595
$298,454
$13,394,075
$15,036,547
$11,924,662
$13,000,000
$12,319,766
$1,453,846
Fiscal 2010
Fiscal 2011
Fiscal 2012

(1) "Indexed Total Shareholder Return" represents the value of a hypothetical $100 investment in our common shares at January 30, 2010 through the end of each fiscal year shown.

Summary of Significant Compensation Events in Fiscal 2012 and Fiscal 2013

- None of our named executive officers earned bonuses for fiscal 2012 because we did not achieve our operating profit goal for fiscal 2012;
- Mr. Fishman forfeited his performance-based restricted stock award for fiscal 2012 because the applicable performance goal was not achieved; and

- Mr. Fishman notified our Board in December 2012 that he intends to retire upon the appointment of his successor. Therefore, Mr. Fishman did not receive a base salary increase or bonus opportunity increase for fiscal 2013, and he was not granted any new equity awards as part of our review of executive compensation in March 2013.

Committee Consideration of the Company's 2012 Shareholder Vote on Executive Compensation

At our 2012 Annual Meeting of Shareholders, we held a shareholder advisory vote on the compensation of our named executive officers, as disclosed in our 2012 Proxy Statement (the "2012 say-on-pay vote"). A majority of our shareholders who voted on our 2012 say-on-pay vote voted against the proposal. We did not modify any component of our executive compensation program for fiscal 2012 in response to the 2012 say-on-pay vote, as the vote occurred after the Committee had established the elements of our executive compensation program for fiscal 2012. However, before setting executive compensation for fiscal 2012, the Committee had directed our management to extend invitations to discuss our executive compensation program to 14 shareholders representing the beneficial ownership of nearly half of our outstanding common shares as of December 31, 2011. Four of the shareholders elected to schedule calls with us in response to our invitation. The reason most often cited by the shareholders who declined our invitation was that they had no outstanding concerns or questions regarding our executive compensation program. The shareholders who chose to participate in calls did not suggest specific changes to our executive compensation program. The Committee was briefed on the feedback received during management's calls with shareholders and after considering the shareholder vote as well as the shareholder feedback, the Committee decided to make a significant change to our 2012 LTIP, as presented in the 2012 Proxy Statement and approved at the 2012 Annual Meeting, by removing the evergreen provision, which was contained in the 2005 LTIP. In addition, the Committee engaged Towers Watson, an independent compensation consultant, to present an overview of executive compensation trends that may be important to our shareholders and to advise the Committee on all principal aspects of executive compensation for fiscal 2012.

In response to the 2012 say-on-pay vote, the Committee engaged Exequity LLP, an independent compensation consultant, to (1) assist the Committee in evaluating the design of our equity awards and the compensation of both our Board and our EMC members and (2) provide market information and analysis for both the structure of equity awards and compensation for both our peer group and our peer group as established by a proxy advisory service.

Philosophy and Objectives of our Executive Compensation Program

We believe it is important to provide competitive compensation to attract and retain talented executives to lead our business. We also believe an executive compensation program should encourage high levels of corporate and individual performance by motivating executives to continually improve our business in order to promote sustained profitability and enhanced shareholder value. This philosophy drives our executive compensation program.

Consistent with our philosophy, each of our named executive officer's total compensation varies based on his or her performance, leadership, responsibilities, experience and the achievement of financial and business goals. To better ensure that our executive compensation program advances the interests of our shareholders, the value of bonus opportunities and equity awards under the program depends upon our financial performance and/or the price of our common shares. As a named executive officer's level of responsibility and the potential impact that a named executive officer could have on our operations and financial condition increase, the percentage of our named executive officer's compensation that is at risk through bonus and equity incentive compensation also increases.

The Board and the Committee periodically review our executive compensation philosophy and consider factors that may influence a change in our executive compensation philosophy. Consistent with our executive compensation philosophy, the Committee has identified the following key objectives for our executive compensation program:

- *Attract and retain executives by paying them amounts and offering them elements of compensation that are competitive with and comparable to those paid and offered by most companies in our peer groups.*

  We believe a key factor in attracting and retaining qualified executives is to provide total compensation that is competitive with the total compensation paid by companies in our compensation "peer groups" discussed in the "Comparative Compensation Data" section of this CD&A. In addition, we believe most executives who consider changing their employer expect to receive amounts and elements of compensation that are comparable to those offered by most companies in our peer groups and/or their current employer. Accordingly, we generally do not structure our executive compensation program to be competitive with the programs of companies outside of our peer groups (although we may do so to attract a particular candidate who we believe is well-suited for our business). We believe the amounts and elements of compensation that we offer make us competitive within our peer groups, and that offering competitive packages has enabled us in recent years to attract and retain quality executives. We believe failing to offer competitive amounts and elements of compensation to candidates and our executives would impair our ability to attract and retain a high level of executive talent.

Each of the elements of compensation we provide serves a different role in attracting and retaining executives.

- Salary serves as a short-term retention tool.
- Bonus under the 2006 Bonus Plan is based on annual corporate financial performance and is designed primarily to retain executives on a year-to-year basis.
- Stock options issued under the 2005 LTIP and its successor, the 2012 LTIP vest over four years in equal annual increments and provide executives with an incentive to remain with us for up to the seven-year term of the stock option.
- Restricted stock awarded to executives under the 2005 LTIP and 2012 LTIP encourages executives to remain with us for up to five years after the award date, as the restricted stock generally vests only if (1) we meet a corporate financial goal ("first trigger") and (2) either we meet another more challenging corporate financial goal ("second trigger") or the five-year period following the grant date lapses. As discussed in more detail in the "Retention Agreement" section of this CD&A, the performance-based restricted stock we awarded to Mr. Fishman in fiscal 2012 pursuant to his retention agreement was designed to assure us that we would have his continued services through March 2013.
- We believe that the perceived value to the executives of the personal benefits and perquisites we offer to them and the convenience of having these benefits when faced with the demands of their positions makes them a meaningful element of our compensation program.

- *Motivate executives to contribute to our success and reward them for their performance.*

  We use the bonus and equity elements of our executive compensation program as the primary tools to motivate our executives to continually improve our business in order to promote sustainable profitability and enhanced shareholder value. These compensation elements provide executives with meaningful incentives to meet or exceed the corporate financial goals set by our Board each year.

  For an executive to earn a bonus under the 2006 Bonus Plan, we must achieve a minimum corporate performance amount established by the Committee at a time when achievement of that amount is substantially uncertain. Although bonuses will be paid to executives under the 2006 Bonus Plan for fiscal years in which we achieve minimum or target corporate performance amounts, our executives also have an opportunity to earn up to twice the amount of their target bonus compensation if we exceed the target corporate performance amount. Conversely, if we do not meet the minimum corporate performance amount, executives do not receive a bonus under the 2006 Bonus Plan. We believe this structure is essential to motivate executives to not only meet the goals we set, but also to surpass those goals.

  Restricted stock granted to executives under the 2005 LTIP and 2012 LTIP is a full value award. Accordingly, we believe it is appropriate for us to require the achievement of a predetermined corporate financial goal (i.e., the first trigger) before restricted stock awarded under the 2005 LTIP and 2012 LTIP may vest. We believe imposing a performance requirement in the form of a corporate financial goal, which is established by the Committee at a time when achievement of the goal is substantially uncertain, encourages positive performance and protects our shareholders from dilution in the absence of our improved performance. As discussed above, restricted stock awarded to our executives (other than to Mr. Fishman pursuant to his retention agreement) vests on an accelerated basis if we achieve the second trigger. The second trigger is established when the award is made, and is typically based on a projected multi-year corporate operating plan. The performance-based restricted stock awarded to Mr. Fishman pursuant to his retention agreement also requires that we achieve a corporate financial goal; however, if that goal is not achieved for the year in which it was established, there is no opportunity for that award to vest based on our performance in subsequent years or on Mr. Fishman's continued employment.

- *Align the interests of executives and shareholders through incentive-based compensation.*

  We pay bonuses to executives under the 2006 Bonus Plan only if we meet or exceed corporate performance goals. Stock options awarded under the 2005 LTIP and 2012 LTIP are valuable only if the market price of our common shares exceeds the exercise price during the period in which the stock options may be exercised. Restricted stock awarded under the 2005 LTIP and 2012 LTIP vests only if we achieve a corporate performance goal and its value is determined by the market price of our common shares. Accordingly, the realization and value of each of these elements of compensation is dependent upon our performance and/or the appreciation in the market value of our common shares.

  In fiscal 2012, 80.6% of the total compensation of our named executive officers was derived from incentive compensation in the form of restricted stock and, except for Mr. Fishman, stock options, as each is reflected in the Summary Compensation Table. As discussed above in the "Executive Summary" section of this CD&A, our named executive officers did not receive bonuses for fiscal 2012 under the 2006 Bonus Plan and Mr. Fishman's fiscal 2012 performance-based restricted stock award did not vest and was forfeited. We believe this demonstrates that our executive compensation program is closely aligned with the interests of our shareholders. We do not apply a specific formula or set a specific percentage at which incentive compensation is targeted or awarded for our named executive officers individually or as a group. Rather, the amount of total compensation that may be earned by each named executive officer through these forms of incentive compensation is subjectively determined based on each named executive officer's level of responsibility and potential impact on our operations and financial condition. The percentage of total compensation that a named executive officer may earn through these forms of incentive compensation generally increases as the executive's level of responsibility and impact on our business increases.

  Following the end of each fiscal year, we calculate and review the "at-risk incentive compensation" awarded to each named executive officer in that fiscal year as a percentage of the "total executive compensation awarded" to our named executive officer in that fiscal year to evaluate how effectively our incentive compensation programs address our objective of aligning executive compensation with the interests of our shareholders. We compute this calculation as follows:

$$\text{At-Risk Incentive Compensation as a Percentage of Total Executive Compensation Awarded} = \frac{\text{At-Risk Incentive Compensation} = \text{Grant date fair value of stock awards} + \text{Grant date fair value of option awards} + \text{Maximum possible payout under non-equity incentive plan awards}}{\text{Total Executive Compensation Awarded} = \text{Salary} + \text{Change in pension value and nonqualified deferred compensation earnings} + \text{All other compensation} + \text{At-Risk Incentive Compensation}}$$

  The components of at-risk incentive compensation are the potential values to our named executive officer upon award, as reflected in the Grants of Plan-Based Awards in Fiscal 2012 table following this CD&A. The components of the total executive compensation awarded (other than at-risk incentive compensation) are the amounts actually earned by the named executive officer, as reflected in the Summary Compensation Table following this CD&A.

The following graph illustrates the total at-risk incentive compensation for each of our named executive officers as a percentage of the total executive compensation awarded for fiscal 2012:


Percentage of At-Risk Incentive Compensation
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
88.5%
84.1%
79.7%
80.4%
80.7%
82.6%
81.3%
81.5%
Mr. Fishman
Mr. Johnson
Mr. Martin
Ms. Bachmann
Mr. Cooper
Mr. Haubiel
Mr. Wurl
Average Excluding Mr. Fishman

As reflected in the above graph, a significant portion (88.5% for Mr. Fishman and 81.5% for our other named executive officers) of total executive compensation awarded to our named executive officers is at-risk incentive compensation which we believe exemplifies the emphasis of our executive compensation program on "pay for performance." In rewarding performance through at-risk incentive compensation, we believe we align the interests of our executives with those of our shareholders.

- *Manage executive compensation costs.*

  As we discuss in greater detail in the "Comparative Compensation Data" section of this CD&A, we compare the compensation paid to our executives with the compensation paid to similarly-situated executives at companies within our peer groups. While this comparison is not a determinative factor for setting compensation for our executives, we believe our review of the peer group data provides a market check and supports our belief that we do not overpay our executives and we effectively manage our executive compensation costs.

- *Focus on corporate governance.*

  Although the compensation committees of some companies make all compensation decisions with respect to their executives, we believe it is consistent with best practices in corporate governance to reach a consensus among all outside directors when establishing executive compensation each year. While the Committee takes the lead in formulating executive compensation, we seek the approval of our five additional outside directors before finalizing annual executive compensation to provide an additional check on the appropriateness of the amounts awarded.

Elements of In-Service Executive Compensation

The primary compensation elements we provide to our named executive officers are salary, bonus opportunities under the 2006 Bonus Plan, equity awards made under the 2005 LTIP or its successor, the 2012 LTIP. In addition, our named executive officers are entitled to certain personal benefits and perquisites. We believe each of these individual elements and the total mix of elements are necessary to provide a competitive executive compensation program, are consistent with our compensation philosophy and advance our compensation objectives.

The Committee reviews each element at least annually. Individual and corporate performance directly impacts the elements and amount of compensation paid to our named executive officers. For instance, a named executive officer's failure to meet individual goals may lead to a reduction in his or her compensation, a failure to receive equity awards or the termination of his or her employment. Conversely, excellent corporate performance may lead to greater bonus payouts and, possibly, to the achievement of financial goals that accelerate restricted stock vesting. The Committee and the other outside directors also have discretion, subject to the limitations contained in our bonus and equity plans and the executives' employment agreements, in setting named executive officers' salary, bonus opportunities and equity awards.

- *Salary*

  Salary is cash compensation and is established annually for each named executive officer. A minimum salary for each named executive officer, except for Mr. Johnson and Mr. Wurl, who are not a party to an employment agreement, is set forth in his or her respective employment agreement, as described below in the "Elements of In-Service Executive Compensation – Employment Agreements" section of this CD&A. Salary adjustments are subjectively determined and are not formally tied to specific performance criteria. The Committee has not adopted any specific schedule of salary increases and makes adjustments to our named executive officers' respective salaries without regard to adjustments in the salaries of other executives.

- *Bonus*

  Each named executive officer has the opportunity to earn an annual cash bonus under the 2006 Bonus Plan. Bonus payouts correspond to a percentage of each named executive officer's salary ("payout percentage") and are based on whether we achieve certain corporate performance amounts under one or more financial measures. The corporate performance amounts and financial measures are set annually at the discretion of the Committee and the other outside directors in connection with the Board's approval of our annual corporate operating plan, subject to the terms of the 2006 Bonus Plan and our named executive officers' employment agreements.

  The lowest level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "threshold." A bonus is not paid under the 2006 Bonus Plan if we do not achieve at least the corporate performance amount that earns a threshold bonus. The level at which we generally plan our performance and the associated payout under the 2006 Bonus Plan is referred to as the "target." The maximum level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "stretch." If our performance in a fiscal year exceeds the minimum corporate performance amount that earns a threshold bonus, there is a corresponding increase in the amount of the bonus (up to a maximum at the stretch bonus level). Bonuses paid to our named executive officers under the 2006 Bonus Plan are considered "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2006 Bonus Plan.

- *Equity*

  All equity awards granted to our named executive officers from January 1, 2006 through May 23, 2012 were issued under the 2005 LTIP and all equity awards granted to our named executive officers since May 23, 2012 have been issued under the 2012 LTIP. Although the 2005 LTIP and 2012 LTIP allow us to issue various types of equity awards, we have granted only stock options and restricted stock under the 2005 LTIP and 2012 LTIP. The stock options vest based on the passage of time or, if earlier, upon the executive's death or disability (provided such event occurs at least six months after the grant date). The performance-based restricted stock awarded to Mr. Fishman pursuant to his retention agreement vests based on the achievement of a corporate financial goal. The restricted stock awarded to the other named executive officers vests based on the achievement of the first trigger and then the achievement of the second trigger, the passage of time, or the executive's death or disability. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2005 LTIP and 2012 LTIP and the terms under which we have granted equity awards.

- *Personal Benefits and Perquisites*

  The following are the personal benefits and perquisites that are generally provided only to employees at or above the vice president level: (1) coverage under the Big Lots Executive Benefit Plan ("Executive Benefit Plan"); (2) enhanced long-term disability insurance coverage; and (3) use of an automobile or payment of an automobile allowance. Mr. Fishman is also permitted to make limited non-business use of corporate aircraft. We believe that these personal benefits and perquisites, although immaterial to us in amount, are an important element of total compensation provided to our executives because of the value our executives place on these benefits and the convenience of having these benefits when faced with the demands of their positions. The Committee evaluates the personal benefits and perquisites received by named executive officers during its annual review of our named executive officers' total compensation.

  We offer all full-time employees medical and dental benefits under the Big Lots Associate Benefit Plan ("Benefit Plan"). We also offer employees at or above the vice president level, including our named executive officers, the opportunity to participate in the Executive Benefit Plan, which reimburses executives for health-related costs incurred but not covered under the Benefit Plan, up to an annual maximum reimbursement of $40,000 per family. Amounts received by named executive officers under the Executive Benefit Plan are treated as taxable income, and we reimburse each executive the approximate amount of his or her income tax liability relating to the benefits received under the Executive Benefit Plan.

  We offer short-term disability coverage to all full-time employees and long-term disability coverage to all salaried employees. For our named executive officers, the benefits provided under the long-term disability plan are greater than for employees below the vice president level. Under the long-term disability coverage, a named executive officer may receive 67% of his or her monthly salary, up to $25,000 per month, until the executive is no longer disabled or turns age 65, whichever occurs earlier. We also pay the premiums for this long-term disability coverage and the amount necessary to hold our named executive officer harmless from the income taxes resulting from such premium payments.

  All employees at or above the vice president level have the option to use an automobile or accept a monthly automobile allowance. The value of the automobile and the amount of the automobile allowance are determined based on the employee's level.

  In fiscal 2012, the Compensation Committee authorized Mr. Fishman to use corporate aircraft for up to 120 hours of non-business flights, including any deadhead flights associated with his non-business use of corporate aircraft. Given the delays associated with early check-in requirements, security clearances, baggage claim and the need for additional time to avoid missing a flight due to possible delays at any point in the process, commercial travel has become even more inefficient in recent years. Accordingly, making the aircraft available to Mr. Fishman allowed him to efficiently and securely conduct business during both business and non-business flights and to maximize his availability to conduct business before and after his flights. In approving this benefit, the Committee took into account Mr. Fishman's extensive travel schedule, which, whether primarily for business or non-business purposes, frequently included a business element (e.g., visits to our stores or potential store locations). We also believe that the value of this benefit to Mr. Fishman, in terms of convenience and time savings exceeded the aggregate incremental cost that we incurred to make the aircraft available to him and, therefore, was an efficient form of compensation for him. We reported imputed income for income tax purposes for the value of Mr. Fishman's non-business use of corporate aircraft based on the Standard Industry Fare Level in accordance with the Internal Revenue Code of 1986, as amended and including applicable rules, regulations and authoritative interpretations thereunder ("IRC"), and the regulations promulgated thereunder. We did not reimburse or otherwise "gross-up" Mr. Fishman for any income tax obligation attributed to his non-business use of corporate aircraft.

Employment Agreements

Except for Mr. Johnson and Mr. Wurl, each named executive officer is party to an employment agreement with us. The terms of the employment agreements are substantially similar and are described collectively herein except where their terms materially differ. We entered into the employment agreements because they provide us with several protections (including non-competition, confidentiality, non-solicitation and continuing cooperation provisions) in exchange for minimum salary levels and target and stretch bonus payout percentages, potential severance and change in control payments and other benefits.

We negotiated the terms of each employment agreement, including the minimum salary levels and minimum target and stretch bonus payout percentages set forth therein, with the executive. In those negotiations, we considered many factors, including:

- our need for the services of the executive;
- the executive's level of responsibility and the potential impact that the executive could have on our operations and financial condition;
- the skills and past and anticipated future performance of the executive;
- the degree to which we believe the executive will be able to help improve our business;
- the compensation being paid to similarly-situated executives at peer group companies;
- the relationship between the compensation being offered to the executive and that being paid to the other EMC members;
- our perception of our bargaining power and the executive's bargaining power; and
- to the extent applicable, the elements and amounts of compensation being offered or paid to the executive by another employer.

Under the terms of their employment agreements, our named executive officers are each entitled to receive at least the following salaries, which amounts are not subject to automatic increases: Mr. Fishman: $1,200,000; Mr. Martin: $520,000; Ms. Bachmann: $440,000; Mr. Cooper: $440,000; and Mr. Haubiel: $350,000. The terms of each named executive officer's employment agreement also establish the minimum payout percentages that may be set annually for his or her target and stretch bonus levels. The minimum payout percentages set by the employment agreements for target and stretch bonuses, respectively, are as follows (expressed as a percentage of the executive's salary): Mr. Fishman: 100% and 200%; Mr. Martin: 60% and 120%; Ms. Bachmann: 60% and 120%; Mr. Cooper: 60% and 120%; and Mr. Haubiel: 50% and 100%.

Upon our entry into the employment agreements with our named executive officers, we believed, based on the contemporaneous annual executive compensation review completed by the Committee, the executives' salaries and payout percentages were commensurate with each executive's overall individual performance, job responsibilities, experience, qualifications and the salaries and payout percentages provided to similarly-situated executives at peer companies. Because the various factors considered when evaluating each named executive officer's salary and payout percentages change, the Committee annually reviews and, if warranted, adjusts the actual salaries and payout percentages for our named executive officers. See the "Salary for Fiscal 2012" and "Bonus for Fiscal 2012" sections of this CD&A for a further discussion of the salaries and payout percentages for our named executive officers for fiscal 2012.

Each employment agreement requires the named executive officer to devote his or her full business time to our affairs and prohibits the named executive officer from competing with us during his or her employment. Each named executive officer's employment agreement also includes several restrictive covenants that survive the termination of his or her employment, including confidentiality (infinite), non-solicitation (two years), non-disparagement (infinite), non-competition (one year but reduced to six months following a change in control), and continuing cooperation (three years for Mr. Fishman and infinite for the other named executive officers).

Unless the executive and we mutually agree to amend or terminate his or her employment agreement, its terms will remain unchanged and it will remain effective as long as we employ the executive. The consequences of termination of employment under the employment agreements depend on the circumstances of the termination.

Retention Agreement

At the end of fiscal 2009, the Committee and the other outside directors considered our performance during Mr. Fishman's nearly five prior years as our Chairman, CEO and President. During that period, we grew our operating profit from $26.8 million in fiscal 2005 to $325 million in fiscal 2009, and we increased our earnings per share – diluted from continuing operations from a loss of $0.09 cents per share in fiscal 2005 to a profit of $2.42 per share in fiscal 2009. In addition, as the TSR chart below shows, we returned value to our shareholders through our stock price performance shortly before entering into the retention agreement with Mr. Fishman. The TSR figures below show the annualized rates of return reflecting the price appreciation of our common shares over a one-year, three-year and five-year period, ending in fiscal 2009.

Annualized TSR as of the end of fiscal 2009 (January 30, 2010)

1-Year TSR	3-Year TSR	5-Year TSR
111%	3%	20%

Due to our record growth and shareholder return during Mr. Fishman's tenure with Big Lots and his vision for our future, the Committee and the other outside directors determined that Mr. Fishman's continued leadership was important to our future performance. Upon the recommendation of the Committee and the approval of the other outside directors, we entered into a retention agreement with Mr. Fishman in March 2010. The Committee and the other outside directors believed it was in the best interests of Big Lots and our shareholders to enter into the retention agreement to (1) better assure the continuing undivided loyalty and dedication of Mr. Fishman, (2) establish a more efficient manner for delivering compensation to Mr. Fishman and (3) provide tax deductible qualified performance-based compensation. The Committee and the other outside directors desired to address their retention objective by delivering additional compensation to Mr. Fishman in an efficient manner (see the "Equity for Fiscal 2012" section of this CD&A below for more details on our efficient use of common shares). In order to accomplish this goal, the Committee considered increasing Mr. Fishman's cash compensation, but instead elected to provide in the retention agreement that his equity awards for fiscal 2010, fiscal 2011 and fiscal 2012 would be made solely in the form of performance-based restricted stock, which also allowed us to benefit from the favorable tax treatment applicable to qualified performance-based compensation (see the "Tax and Accounting Considerations" section of this CD&A for a further discussion of the deductibility of qualified performance based compensation).

The number of common shares underlying each performance-based restricted stock award is dependent on our performance relative to the prior fiscal year's corporate performance amount as calculated to determine whether bonuses were earned for the prior fiscal year under the 2006 Bonus Plan, subject to the requirements set forth in the retention agreement. Our operating profit, as adjusted to remove the effect of unusual or non-recurring events, transactions and accrual items and any negative discretion exercised by the Committee, was used to determine the corporate performance amount for Mr. Fishman's performance-based restricted stock awards in fiscal 2010, fiscal 2011 and fiscal 2012. See the "Bonus for Fiscal 2012" section of this CD&A for more information regarding the calculation of the corporate performance amount. Under the terms of the retention agreement, in the event that the corporate performance amount in fiscal 2011 was less than the threshold level corporate performance amount established by the Committee for fiscal 2011, Mr. Fishman's fiscal 2012 performance-based restricted stock award was to be reduced by 5,000 common shares underlying the performance-based restricted stock award for each one percent by which the corporate performance amount was less than the threshold level. In the event that our corporate performance amount for fiscal 2011 was greater than the full stretch level corporate performance amount established by the Committee for such fiscal year, Mr. Fishman's fiscal 2012 performance-based restricted stock award was to be increased by 5,000 common shares underlying the performance-based restricted stock award for each one percent by which the corporate performance amount was above the stretch level. In addition, as long as Mr. Fishman was entitled to an annual equity award under the retention agreement, the number of common shares underlying the fiscal 2012 equity award could not be less than 225,000 or greater than 275,000. For fiscal 2011, the threshold level corporate performance amount established by the Committee was $375,211,000. Because the corporate performance amount for fiscal 2011 of $364,271,946 was two percent below the corporate performance threshold level, Mr. Fishman's fiscal 2012 performance-based restricted stock award consisted of 240,000 common shares, a reduction of 10,000 common shares from his fiscal 2011 performance-based restricted stock award.

Structuring Mr. Fishman's fiscal 2010, fiscal 2011 and fiscal 2012 equity awards solely in the form of performance-based restricted stock substantially reduced the total number of common shares underlying those awards compared to the total number of common shares underlying the equity awards made to him in prior years. For example, there were 530,000 common shares underlying Mr. Fishman's fiscal 2009 equity award, which consisted of 200,000 common shares underlying his restricted stock award and 330,000 common shares underlying his stock option award. In each of fiscal 2010 and fiscal 2011, however, there were only 250,000 common shares underlying

Mr. Fishman's equity award which consisted solely of performance-based restricted stock and in fiscal 2012 there were only 240,000 common shares underlying Mr. Fishman's equity award which consisted solely of performance-based restricted stock. Accordingly, the revised equity award structure established by the retention agreement provided an annual reduction of 280,000 common shares, or 52.8% for fiscal 2010 and fiscal 2011 and 290,000 common shares, or 54.7% for fiscal 2012, compared to Mr. Fishman's fiscal 2009 equity award.

Mr. Fishman's fiscal 2010 and fiscal 2011 performance-based restricted stock awards have vested, as we achieved the corporate financial goals established at the beginning of each of those fiscal years and he remained employed by us through the first anniversary of the grant dates of those awards. Mr. Fishman's fiscal 2012 performance-based restricted stock award did not vest, as we did not achieve the corporate performance goal established at the beginning of fiscal 2012. As a result, Mr. Fishman's fiscal 2012 performance-based restricted stock award was forfeited in its entirety.

Senior Executive Severance Agreements and Severance Arrangements

We maintain senior executive severance agreements with many of our key officers. Mr. Johnson is and Mr. Wurl was, a party to such an agreement. Messrs. Fishman, Martin, Cooper, and Haubiel and Ms. Bachmann are not a party to such a senior executive severance agreement, but post-termination and change in control provisions are contained in each of their respective employment agreements (as discussed in see the following section). The senior executive severance agreements expire on the anniversary of the date of execution and are automatically extended for an additional year unless we provide at least 30 days notice that the agreement will not be extended. The senior executive severance agreements provide for severance benefits if, within 24 months after a change in control (as defined in the agreements and in the "Change in Control Described" section of this CD&A), the executive is terminated by us, other than for cause or a constructive termination, as such terms are defined in the agreements. The senior executive severance agreements provide for the following severance benefits: (i) a lump-sum payment equal to 200% of the executive's then current annual salary and stretch bonus and (ii) for a period of one year, the executive is entitled to participate in any group life, hospitalization or disability insurance plan, health program, or other executive benefit plan that is generally available to similarly titled executive officers. The executive will become entitled to reimbursement of legal fees and expenses incurred by the executive in seeking to enforce their rights under the agreement. Additionally, to the extent that payments to the executive pursuant to the senior executive severance agreement (together with any other amounts received by the executive in connection with a change in control) would trigger the provisions of Sections 280G and 4999 of the IRC, payments under the agreement shall be increased to the extent necessary to place the executive in the same after-tax position as the executive would have been if no such excise tax or assessment had been imposed on any such payment to the executive under the agreement or any other payment that the executive may receive as a result of such change in control. The compensation payable on account of a change in control may be subject to the deductibility limitations of Sections 162(m) and/or 280G of the IRC.

On August 23, 2012, we announced that Mr. Wurl resigned as Executive Vice President, Merchandising. On September 14, 2012, we entered into severance agreement with Mr. Wurl. The severance agreement provides that we pay Mr. Wurl his base salary, car allowance, and medical and dental benefits, less all applicable deductions for federal, state, and local taxes, social security, wage withholding and other taxes, through August 22, 2013. All payments to Mr. Wurl are made in the same manner as made during Mr. Wurl's employment with us.

Post-Termination and Change in Control Arrangements

The employment agreements with our named executive officers provide for potential severance and change in control payments and other consideration, and the retention agreement with Mr. Fishman provides for the accelerated vesting of outstanding restricted stock and other consideration upon a change in control. The terms of these agreements were established through negotiation, during which we considered the various factors discussed above in the "Employment Agreements" and "Retention Agreement" sections of this CD&A. Our equity compensation plans also provide for the accelerated vesting of outstanding stock options and restricted stock in connection with a change in control.

The severance provisions of the employment agreements, Mr. Fishman's retention agreement and the senior executive severance agreements are intended to address competitive concerns by providing the executives with compensation that may alleviate the uncertainty associated with foregoing other opportunities and, if applicable, leaving another employer. The change in control provisions of the employment agreements dictate that the executive would receive certain cash payments and other benefits upon a change in control only if the executive is terminated in connection with the change in control. This "double trigger" is intended to allow us to rely upon each named executive officer's continued employment and objective advice, without concern that the named executive officer might be distracted by the personal uncertainties and risks created by an actual or proposed change in control. These potential payments and benefits provide our named executive officers with important protections that we believe are necessary to attract and retain executive talent. The change in control provisions of the retention agreement with Mr. Fishman dictate that all outstanding restricted stock awards granted thereunder shall vest as of the date of a change in control.

While the Committee considers the potential payments upon termination or change in control annually when it establishes compensation for the applicable year, this information is not a primary consideration in setting salary, bonus payout percentages or equity compensation amounts. We believe that the objectives of attracting and retaining qualified executives and providing incentives for executives to continue their employment with us would not be adequately served if potential payments to a named executive officer upon termination or change in control were a determinative factor in awarding current compensation.

See the "Potential Payments Upon Termination or Change in Control" narrative disclosure and tables following this CD&A for a discussion of compensation that may be paid to our named executive officers in connection with a change in control or the termination of their employment with us.

Indemnification Agreements

Each named executive officer, except for Mr. Wurl, is party to an indemnification agreement with us. Each indemnification agreement provides the named executive officer with a contractual right to indemnification from us in the event the executive becomes subject to a threatened or actual claim or lawsuit arising out of his or her service to us, unless the act or omission of the executive giving rise to the claim for indemnification was occasioned by his or her intent to cause injury to us or by his or her reckless disregard for our best interests, and, in respect of any criminal action or proceeding, he or she had reasonable cause to believe his or her conduct was unlawful. The indemnification agreements are intended to allow us to rely upon each named executive officer's objective advice, without concern that the named executive officer might be distracted by the personal uncertainties and risks created by a threatened or actual claim or lawsuit. We believe that providing our named executive officers with the important protections under the indemnification agreements is necessary to attract and retain qualified executives.

Retirement Plans

We maintain four retirement plans: (1) a tax-qualified defined contribution plan ("Savings Plan"); (2) a non-qualified supplemental defined contribution plan ("Supplemental Savings Plan"); (3) a tax-qualified, funded noncontributory defined benefit pension plan ("Pension Plan"); and (4) a non-qualified, unfunded supplemental defined benefit pension plan ("Supplemental Pension Plan"). We believe that the Savings Plan and Supplemental Savings Plan are generally commensurate with the retirement plans provided by companies in our peer groups, and that providing these plans allows us to better attract and retain qualified executives. See the narrative disclosure accompanying the Nonqualified Deferred Compensation tables following this CD&A for a discussion of Savings Plan and Supplemental Savings Plan. Participation in the Pension Plan and Supplemental Pension Plan, which we do not believe are material elements of our executive compensation program, is limited to certain employees whose hire date precedes April 1, 1994. Our named executive officers have not been in the past and are not now eligible to participate in the Pension Plan or Supplemental Pension Plan.

Our Executive Compensation Program for Fiscal 2012

The Committee takes the lead in establishing executive compensation annually, but seeks approval of compensation decisions from the other outside directors. The Committee believes having all outside directors approve executive compensation is consistent with best practices in corporate governance. The Committee also requests from our CEO performance evaluations and recommendations on the compensation of the other EMC members because of his direct knowledge of the performance and contributions of each of the other EMC members. Additionally, as discussed in more detail below in the "Role of Management" and "Independent Compensation Consultant" sections of this CD&A, the Committee consults with management and may engage independent compensation consultants to take advantage of their specialized expertise.

The process of evaluating our executives begins at our Board meeting in the second quarter of the fiscal year before the fiscal year in which compensation adjustments will be made (e.g., in May 2011 for adjustments made in fiscal 2012) and continues quarterly through updates that our CEO delivers to the outside directors to keep them apprised of the performance of each other EMC member. At our Committee and Board meetings in the first quarter of the fiscal year for which compensation is being set (e.g., in February 2012 for fiscal 2012 compensation), our CEO provides the Committee and the other outside directors with a thorough performance evaluation of each other EMC member and presents his recommendations for their compensation. The Committee also conducts executive sessions to evaluate our CEO's performance, with the most detailed evaluation including all outside directors during our first quarter Board meeting. See the "Performance Evaluation" section of this CD&A for a discussion of the factors considered by our CEO, the Committee and the other outside directors when evaluating performance.

At its February 2012 meeting, the Committee:

- reviewed and discussed the continued appropriateness of our executive compensation program, including its underlying philosophy, objectives and policies;
- reviewed and discussed our CEO's performance, contributions and value to our business;
- reviewed and discussed our CEO's performance evaluations and compensation recommendations for the other EMC members;
- reviewed and discussed the comparative compensation data that it received through surveys conducted by independent compensation consultants and analyzed by management;
- analyzed the total compensation earned by each EMC member during the immediately preceding two fiscal years;
- analyzed the potential payments to each EMC member upon termination of employment and change in control events;
- considered the parameters on executive compensation awards established by the terms of the shareholder-approved plans under which bonus and equity compensation may be awarded and the employment agreements between us and each EMC member;
- prepared its recommendation on the compensation of each EMC member for fiscal 2012;
- determined that a bonus was not payable under the 2006 Bonus Plan as a result of corporate performance in fiscal 2011; and
- determined that the corporate performance amount for Mr. Fishman's fiscal 2011 performance-based restricted stock award was achieved, and, for the other named executive officers, the second trigger for their fiscal 2010 restricted stock awards and the first trigger for their fiscal 2011 restricted stock awards were achieved as a result of corporate performance in fiscal 2011.

The Committee then shared its recommendations on the EMC members' compensation, including the underlying data and analysis, with the other outside directors for their consideration and approval. The Committee's recommendations were, with respect to the EMC members other than the CEO, consistent with the CEO's recommendations. At the March 2012 Board meeting, the outside directors discussed with the Committee the form, amount of, and rationale for the recommended compensation and, consistent with the Committee's recommendations, finalized the compensation awards for the EMC members.

Except where we discuss the specifics of a named executive officer's fiscal 2012 compensation, the evaluation and establishment of our named executive officers' fiscal 2012 compensation was substantially similar. Based on their review of each element of executive compensation separately and in the aggregate, the Committee and the other outside directors determined that our named executive officers' compensation for fiscal 2012 was reasonable and not excessive and was consistent with our executive compensation philosophy and objectives.

Salary for Fiscal 2012

The salaries paid to our named executive officers for fiscal 2012 are shown in the "Salary" column of the Summary Compensation Table. The Committee and the other outside directors believed that our increased earnings per share, continued focus on store growth in the United States and expansion into Canada was a direct result of our named executive officers' individual performances, as discussed in the "Performance Evaluation" section of this CD&A. The Committee and other outside directors evaluated Mr. Fishman's fiscal 2011 salary and agreed it was competitive when compared to other salaries of the CEOs of the companies in our peer group and agreed to keep Mr. Fishman's salary at the same level in fiscal 2012. The Committee and the other outside directors also approved the following fiscal 2012 salaries for our other named executive officers: Mr. Johnson: $310,000; Mr. Martin: $590,000; Ms. Bachmann: $565,000; Mr. Cooper: $565,000; Mr. Haubiel: $465,000; and Mr. Wurl: $525,000. These annualized salaries became effective on March 25, 2012. On August 23, 2012, Mr. Johnson was promoted to Senior Vice President, Chief Financial Officer; Ms. Bachmann was promoted to Executive Vice President, Chief Operating Officer; and Mr. Haubiel was promoted to Executive Vice President, Chief Administrative Officer and Corporate Secretary. In connection with their promotions and to reflect the increased responsibilities of their new positions, Mr. Johnson's salary was increased to $400,000; Ms. Bachmann's salary was increased to $595,000; and Mr. Haubiel's salary was increased to $500,000.

Bonus for Fiscal 2012

As previously discussed, we did not pay any bonuses to our named executive officers under the 2006 Bonus Plan for fiscal 2012, as reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. During their annual review of executive compensation in March 2012, the Committee and other outside directors approved the financial measure, corporate performance amounts and payout percentages (threshold, target and stretch) for the fiscal 2012 bonuses.

The Committee and the other outside directors selected operating profit as the financial measure for the fiscal 2012 bonuses because they believe it is a strong indicator of our profitability, ongoing operating results and financial condition. The Committee and other outside directors selected the corporate performance amounts based on the annual corporate operating plan set by the Board. The corporate performance amounts were set slightly below (for the threshold bonus), at (for the target bonus), and above (for the stretch bonus) the projected operating profit in our annual corporate operating plan. The Committee and other outside directors believe the selected amounts provided challenging, but reasonable, levels of performance that were appropriate in light of our projected corporate operating plan for fiscal 2012, and our objective to promote sustained profitability while providing objectives that motivate our executives. Because the Committee and the other outside directors consider the specific circumstances that we expect to face in the coming fiscal year (e.g., year-over-year comparable performance, general economic factors and performance of the retail sector), the relationship between each of the corporate performance amounts and between the corporate performance amounts and our annual corporate operating plan may vary significantly from year to year.

The payout percentages for our named executive officers for fiscal 2012 were made at the discretion of the Committee and the other outside directors, subject to the minimum payout percentages established in the named executive officers' employment agreements. The Committee and other outside directors elected to maintain the bonus payout percentages for our named executive officers for fiscal 2012 at the same levels as in fiscal 2011. This decision was primarily driven by the belief that those bonus payout percentages were appropriate for fiscal 2012 to accomplish our executive compensation objectives.

In order to calculate bonuses under the 2006 Bonus Plan, we first calculate the financial measure for purposes of our financial statements. We then adjust the measure for purposes of the bonus calculation to remove the effect of events, transactions or accrual items set forth in the 2006 Bonus Plan and approved by the Committee early in each fiscal year when the corporate performance amount and bonus payout percentages are established. These adjustments may have the net effect of increasing or decreasing the resulting corporate performance amount. Additionally, the Committee may exercise negative discretion to cancel or decrease the bonuses earned (but not increase a bonus for a covered employee, as that term is used within Section 162(m) of the IRC). Accordingly, the resulting corporate performance amount may differ from the financial measure (i.e., operating profit) amount reflected in the financial statements included with our Form 10-K.

After calculating the financial measure and making the adjustments described in the preceding paragraph, the Committee exercised negative discretion to reduce the resulting fiscal 2012 corporate performance amount (to the amount reflected in the table below) to exclude certain accrual items that, under the 2006 Bonus Plan and the Committee's approval in March 2012, would have otherwise increased the corporate performance amount. The Committee opted to make the downward adjustment by excluding the accrual items principally because they were anticipated as part of the annual corporate operating plan upon which the financial measure and corporate performance amounts were established for fiscal 2012, and the Committee did not believe that the accrual items should have the effect of increasing the corporate performance amount for fiscal 2012 bonuses. The Committee's decision to exercise negative discretion was not based on corporate or individual performance factors.

The following table reflects the payout percentage for each bonus level and the corporate performance amount required to achieve the corresponding bonus level, with the results for fiscal 2012, calculated as described above (including the Committee's discretionary reduction discussed in the preceding paragraph), noted:

Bonus Level and 2012 Results	Payout Percentage (% of salary)							Corporate Performance Amount ($)
	Mr. Fishman	Mr. Johnson	Mr. Martin	Ms. Bachmann	Mr. Cooper	Mr. Haubiel	Mr. Wurl	
No Bonus	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0-358,299,999
Threshold	60.0	25.0	30.0	30.0	30.0	30.0	30.0	358,300,000
Target	120.0	50.0	60.0	60.0	60.0	60.0	60.0	378,658,000
Stretch	240.0	100.0	120.0	120.0	120.0	120.0	120.0	393,229,000
2012 Results	0	0	0	0	0	0	0	297,820,557

Our named executive officers did not earn a bonus for fiscal 2012 under our 2006 Bonus Plan, because our fiscal 2012 performance was lower than the corporate performance amount established for the threshold bonus level. The primary objectives in setting the corporate performance amounts for fiscal 2012 were to reward 2006 Bonus Plan participants while encouraging strong corporate earnings growth. As a result of not making fiscal 2012 bonus payments, total cash compensation paid to our named executive officers for fiscal 2012 was generally at or below the median for our peer groups. We believe lower than market average total cash compensation is appropriate in light of our fiscal 2012 performance and furthers our objectives to motivate our executives and reward superior performance.

Equity for Fiscal 2012

All equity awards granted to our named executive officers in fiscal 2012 were made under the 2005 LTIP and 2012 LTIP and are reflected in the Grants of Plan-Based Awards in Fiscal 2012 table. The equity compensation awarded to our named executive officers for fiscal 2012 consisted of restricted stock awards and, with the exception of Mr. Fishman, non-qualified stock options. The Committee believes that granting a significant quantity of restricted stock and stock options to our named executive officers further aligns their interests with the interests of our shareholders and provides us with a significant retention and motivation tool. Accordingly, our named executive officers' equity interests in our organization, through restricted stock and stock options, comprise a substantial portion of their compensation. The Committee is not tied to any particular process or formula to determine the size of the equity awards granted to our named executive officers. The Committee instead uses its discretion to grant equity awards and may consider the various factors discussed below in connection with its determination. The Committee undertook the following process to determine the size of the equity awards for our named executive officers for fiscal 2012:

- The Committee reviewed an estimate prepared by management of the number of common shares to be granted during fiscal 2012 to all recipients other than our CEO. As it related to the EMC members other than our CEO, this estimate was based on historical grant information, anticipated future events, and our CEO's evaluation of individual performance and recommendations.
- In executive session, the Committee evaluated and approved our CEO's recommendations for equity awards for the other EMC members. In each case, the Committee made these determinations based on historical grant information and the Committee's subjective views of comparative compensation data, retention factors, corporate performance (particularly operating profit, income from continuing operations, selling and administrative expenses and earnings per share against planned and prior

performance), individual performance, the executive's level of responsibility, the potential impact that the executive could have on our operations and financial condition, and the market price of our common shares. See the introduction to the "Our Executive Compensation Program for Fiscal 2012" section and the "Performance Evaluation" section of this CD&A for a discussion of how our CEO and the Committee evaluate performance.

- The Committee determined the number of shares to be awarded to Mr. Fishman pursuant to the formula provided in his retention agreement, which determination is based on our performance in the prior fiscal year. See the "Retention Agreement" section of this CD&A for a discussion of the adjustments to the number of shares underlying Mr. Fishman's performance-based restricted stock award.
- The Committee reviewed the total number of common shares authorized for awards in fiscal 2012 to ensure that such amount would not exceed the total number of common shares available for grant in fiscal 2012. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the common shares available for issuance under the 2012 LTIP.

This process was employed to ensure that executive equity compensation is commensurate with corporate and individual performance and remains consistent with our policy that incentive compensation should increase as a percentage of total compensation as the executive's level of responsibility and the potential impact that the executive could have on our operations and financial condition increases. Specifically, the retention of Mr. Fishman, as discussed in the "Retention Agreement" section of this CD&A, and the items of corporate and individual performance, as described in the "Performance Evaluation" section of this CD&A, were the most significant factors in determining the size of the equity awards made to our named executive officers in fiscal 2012.

In comparison to the other named executive officers who received restricted stock and stock options, Mr. Fishman's fiscal 2012 equity award was solely in the form of performance-based restricted stock. The Committee and other outside directors believed Mr. Fishman's continued leadership was important to our performance and structuring his equity award solely in the form of performance-based restricted stock enhanced our ability to retain Mr. Fishman as the Committee believed that the award was competitive with the equity compensation awards made to chief executive officers by peer group companies. Additionally, this decision was driven by the following considerations:

- *The CEO should receive more at-risk incentive compensation than the other named executive officers.* Consistent with the philosophy of our executive compensation program, the Committee and other outside directors believe that our CEO should be awarded at-risk incentive compensation in larger amounts than the other named executive officers, because our CEO's level of responsibility and potential impact on our operations and financial condition are greater than the other named executive officers.
- *Restricted stock is generally more valuable to the executive than stock options and, therefore, requires fewer common shares to provide an equivalent value.* The per share value of restricted stock to the executive is generally greater than the per share value of stock options to the executive. This is generally true because stock options provide value to the executive only if and to the extent the market price of our common shares increases during the exercise period, while restricted stock provides value once it vests. Therefore, it is more efficient to deliver equity awards in the form of restricted stock. We can award fewer common shares in the form of restricted stock and still provide the executive with the same value that could be delivered by awarding a greater number of common shares underlying a stock option.
- *Awarding fewer common shares is less dilutive to our shareholders and the other equity award recipients.* Restricted stock awards have the additional benefits of being less dilutive to our shareholders and using fewer of the common shares available under the 2012 LTIP than stock option awards. As discussed in the "Retention Agreement" section of this CD&A, we entered into a retention agreement with Mr. Fishman in March 2010 to provide him performance-based restricted stock awards as the only form of equity compensation in fiscal 2010, fiscal 2011 and fiscal 2012. In comparison to fiscal 2009 when Mr. Fishman received 530,000 common shares (i.e., 200,000 common shares underlying a restricted stock award and 330,000 common shares underlying a stock option award), the total number of common shares awarded to Mr. Fishman has been reduced by 280,000 common shares annually in fiscal 2010 and fiscal 2011, a 52.8% reduction, and by 290,000 common shares in fiscal 2012, a 54.7% reduction.

- *Counterbalancing factors: It is not permissible, and may not be cost-effective to us, to grant all equity awards in the form of restricted stock.* Although it may be more efficient and less dilutive to provide equity awards in the form of restricted stock, the: (1) 2005 LTIP prohibited us from awarding more than one-third of all awards granted pursuant to the plan in the form of restricted stock, restricted stock units and performance units; (2) financial statement expense to us associated with restricted stock is generally greater on a per share basis than the expense to us associated with stock options; and (3) Committee and other outside directors believe stock options also provide a strong incentive to increase shareholder value, because stock options provide value to the executive only if the market price of our common shares increases.

Pursuant to the terms of the retention agreement with Mr. Fishman, in order for his fiscal 2012 performance-based restricted stock award of 240,000 common shares to vest, (1) he had to remain employed by us through the first anniversary of the award and, (2) we had to achieve in fiscal 2012 at least 90% of the corporate performance amount that we achieved in fiscal 2011, as calculated for purposes of determining whether bonuses were payable under the 2006 Bonus Plan. Our operating profit, as adjusted to remove the effect of unusual or non-recurring events, transactions and accruals and any negative discretion exercised by the Committee, was used to determine the corporate performance amount. See the "Bonus for Fiscal 2012" section of this CD&A for more information regarding the calculation of the corporate performance amount. The corporate performance amount achieved in fiscal 2011 was $364,271,946. Accordingly, in order for Mr. Fishman's fiscal 2012 performance-based restricted stock award to vest, we had to achieve a fiscal 2012 corporate performance amount of at least $327,844,751.40. Because the corporate performance amount for fiscal 2012 was $297,820,557, Mr. Fishman's 2012 performance-based restricted stock award did not vest and was forfeited in its entirety.

The performance-based restricted stock awarded to our named executive officers, other than Mr. Fishman, in fiscal 2012 vests upon attaining the first trigger and the first to occur of (1) attaining the second trigger, (2) the lapsing of five years after the grant date while continuously employed, or (3) the grantee's death or disability (which results in the vesting of a prorated portion of the award). The financial measure applied to the performance-based restricted stock awards granted to the non-CEO named executive officers in fiscal 2012 was the greater of (A) earnings per common share – diluted from continuing operations and (B) earnings per common share – diluted from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be). If neither of these amounts appear on the consolidated statement of operations included in our Form 10-K for the applicable fiscal year, then the financial measure to be used is the greater of earnings per common share – diluted and (ii) earnings per common share – diluted before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be) as it appears in the Form 10-K for the applicable fiscal year. After each financial measure is calculated for purposes of our financial statements, it is adjusted, for purposes of the restricted stock award calculations, to remove the effect of any gain or loss as a result of litigation or lawsuit settlement that is specifically disclosed, reported or otherwise appears in our periodic filings with the SEC or our annual report to shareholders. These financial measures were selected because the Committee and the other outside directors believe they provide a good indication of our profitability, ongoing operating results and financial condition.

The first trigger for the fiscal 2012 performance-based restricted stock awards to our named executive officers other than Mr. Fishman is $1.50 under the applicable financial measure and the second trigger is $3.95 under the applicable financial measure. While the first trigger for fiscal 2012 performance-based restricted stock awards was met (under the earnings per common share – diluted from continuing operations financial measure), the second trigger was not met in fiscal 2012. Having met the first trigger, if the named executive officer remains employed by us, the restricted stock will vest upon the earliest of: (1) the first trading day after we file with the SEC our Form 10-K for the year in which the second trigger is met; (2) the opening of our first trading window that is five years after the grant date of the restricted stock award; and (3) the death or disability of the named executive officer, in which case 20% of the award will vest for each consecutive year of employment completed from the grant date to the date of death or disability. The restricted stock will be forfeited if the named executive officer's employment with us terminates prior to vesting (except as described above in the case of death or disability).

The Committee and the other outside directors believed that the financial measures and corporate performance amount applicable to the second trigger that they approved in March 2012 represented a strong, but reasonable, level of performance that would be a challenge to achieve. The second trigger for restricted stock awarded in fiscal 2012 was approximately 12.2% greater than the second trigger for restricted stock awarded in fiscal 2011.

The Committee and other outside directors believe the selected corporate performance amount was appropriate in light of our performance in fiscal 2011, our projected multi-year operating plan and our objectives to motivate our executives, reward superior performance and align the interests of our executives and shareholders.

The stock options awarded to our named executive officers in fiscal 2012 have an exercise price equal to the fair market value of our common shares on the grant date (i.e., $43.85), vest incrementally in equal portions over four years, and expire seven years after the grant date. Additionally, if a named executive officer dies or becomes disabled before the last scheduled vesting date, the then-remaining unvested portion of the stock option award will vest on the day such event occurred, provided such event occurred at least six months following the grant date.

Performance Evaluation

Our CEO, the Committee and the outside directors do not rely solely on predetermined formulas when they evaluate corporate performance or individual performance. Performance is generally evaluated against the following objective and subjective factors, although the factors considered may vary for each executive and as dictated by business conditions:

- long-term strategic goals;
- short-term business goals;
- profit and revenue goals;
- expense goals;
- operating margin improvement;
- revenue growth versus the industry;
- earnings-per-share growth;
- continued optimization of organizational effectiveness and productivity;
- leadership and the development of talent; and
- fostering teamwork and other corporate values.

Our CEO, the Committee and the outside directors may each consider different factors and may value the same factors differently. In selecting individual and corporate performance factors for each EMC member and measuring an executive's performance against those factors, our CEO, the Committee and the other outside directors also consider the performance of our competitors and general economic and market conditions. None of the factors are assigned a specific weight. Instead, our CEO, the Committee and the other outside directors recognize that the relative importance of these factors may change as a result of specific business challenges and changing economic and marketplace conditions. Although the Committee and the other outside directors consider our CEO's recommendations, the Committee and the other outside directors may elect to not follow, and are not bound by, our CEO's recommendations on executive compensation.

Fiscal 2012 compensation for our named executive officers was determined in the discretion of the Committee and the other outside directors and was generally based upon the factors discussed in this CD&A, including corporate and individual performance and comparative compensation data. Specifically, the following items of corporate and individual performance were most significant in awarding compensation to our named executive officers for fiscal 2012.

- Mr. Fishman:
  (1) Fiscal 2011 earnings per common share from continuing operations-diluted were $2.99 – approximately 5.7% above our fiscal 2010 results; and
  (2) Fiscal 2011 SG&A expenses were $1,724.8 million – approximately $13.3 million below our fiscal 2011 corporate operating plan.

- Mr. Johnson:
  (1) Fiscal 2011 SG&A expense performance;
  (2) Development and implementation of our annual corporate operating plan;
  (3) Executive leadership support for effective cash deployment and investor relations; and
  (4) Management's interface with the Audit Committee.
- Mr. Martin:
  (1) Effective management of compensation and employee healthcare costs;
  (2) Oversight of important employee relations initiatives, including recruitment of new employees in important functional areas; and
  (3) Management's interface with the Compensation Committee.
- Ms. Bachmann:
  (1) Assumption of additional responsibility associated with overseeing our Distribution and Transportation Services Department;
  (2) Successful implementation of enhancements and upgrades to current information technology infrastructure supporting our business needs; and
  (3) Continued the multi-year implementation of the SAP for Retail information technology system that will replace our core merchandising and financial systems.
- Mr. Cooper:
  (1) Assumption of additional responsibility associated with overseeing our Canadian operations;
  (2) Fiscal 2011 SG&A expense performance; and
  (3) Development and implementation of our annual corporate operating plan.
- Mr. Haubiel:
  (1) Opened 92 new stores and closed 39 stores in fiscal 2011, as compared to opening 80 stores and closing 43 stores in fiscal 2010;
  (2) Executive leadership support for the effective and efficient management of legal affairs and the development of risk-weighted solutions to complex business and legal issues; and
  (3) Management's interface with the Nominating / Corporate Governance Committee and the Compensation Committee.
- Mr. Wurl:
  (1) Fiscal 2011 net sales were $5,202.3 million – approximately 5.1% above our fiscal 2010 results; and
  (2) Fiscal 2011 gross margin dollars were $2,070.4 million – approximately $58.0 million above our fiscal 2010 results.

The fiscal 2011 earnings per common share from continuing operations of $2.99 includes the impact of the loss of $0.19 per common share – diluted from continuing operations from our Canadian segment in fiscal 2011.

See the "Comparative Compensation Data" section of this CD&A for more information regarding the impact that the competitive market has on our executive compensation program.

Role of Management

As discussed in this CD&A, our CEO plays a significant role in determining executive compensation. Additionally, our CEO and the Committee consult with management from our human resources, finance and legal departments regarding the design and administration of our compensation programs, plans and awards for executives and directors. These members of management provide the Committee and CEO with advice regarding the competitive nature of existing and proposed compensation programs and the impact of accounting rules, laws and regulations on existing and proposed compensation programs. Management from our human resources, finance and legal departments may also act pursuant to delegated authority to fulfill various functions in administering our employee benefit and compensation plans. Such delegation is permitted by the Committee's charter and our compensation plans. Those groups to whom the Committee has delegated certain responsibilities are each required to periodically report their activities to the Committee.

Our CEO and some of these members of management attend general meetings of the Committee, and the CEO participates in the Committee's discussions regarding the compensation of the other EMC members. However, these individuals do not participate in executive sessions of the Committee or when executive compensation determinations are made by the Committee and the other outside directors.

Independent Compensation Consultant

Pursuant to the authority granted to the Committee by its charter, the Committee may retain independent compensation consultants as it deems necessary. In establishing executive compensation for fiscal 2012, the Committee retained independent compensation consultant Towers Watson to provide retailer-only peer group compensation surveys and financial information from those companies' public filings. Additionally, Towers Watson provided broader compensation survey data from not only their own compensation surveys, but also from Mercer. The Committee also reviewed (as discussed below) non-customized compensation surveys provided by multiple independent compensation consultants at the request of our human resources department. In addition, the Committee engaged Exequity to assist with the development of the 2012 LTIP and the associated disclosures for our 2012 proxy statement.

Comparative Compensation Data

The Committee uses data regarding the compensation paid to executives at other companies in its annual review of the compensation paid to EMC members. For fiscal 2012, the Committee evaluated a group of retailers that we believe is similarly situated to us and with whom we compete for talent. When considering the composition of the retailer-only peer group, the Committee selected retail companies that have median and average financial measures similar to ours. Among the financial measures considered were revenues, market capitalization, net income, earnings per share, price-to-earnings ratio and shareholder return. Our human resources department provided the Committee with comparative executive compensation data it obtained from the proxy statements and other reports made public by the companies in the retailer-only peer group. The companies included in the retailer-only peer group for fiscal 2012 were:

Abercrombie & Fitch	Dollar Tree	PetSmart
Advanced Auto Parts	DSW	PriceSmart
Bed Bath & Beyond	Family Dollar	Ross Stores
Collective Brands	Foot Locker	Tractor Supply
Dick's Sporting Goods	Limited Brands	Williams – Sonoma

Additionally, the Committee reviewed executive compensation data from a broader base of companies that was aggregated in one or more of the non-customized compensation surveys obtained from Mercer and TowersWatson. This broader peer group consisted of more than 2,000 participating companies, including Standard & Poor's Retail Stores Index companies and other companies, including non-retailers, with whom we believe we also compete for talent and whose revenues or operations are similar to ours. We believed it was prudent to consult both sets of information, because the compensation surveys for the broader group include compensation information on more executives, including executives who are not included in publicly-available documents. The broader peer group also provides a more extensive basis on which to compare the compensation of the EMC members, particularly EMC members whose responsibilities, experience and other factors are not directly comparable to those executives included in the publicly-available reports of the retailer-only group. These peer groups vary from year to year based on the Committee's assessment of which companies it believes compete with us for talent and are similar to us in terms of operations or revenues and the continued availability of compensation information from companies previously included in either peer group.

The Committee and our human resources department reviewed each EMC member's responsibilities and compared, where possible, the compensation of each executive to the compensation awarded to similarly-situated executives at peer group companies. The Committee compared the total direct compensation levels for our EMC members to the total direct compensation of similarly situated executives within the peer groups. For purposes of this evaluation, no specific weight was given to one peer group over the other and total direct compensation was comprised of salary, bonus at the targeted level and equity awards.

While we often award total target direct compensation that ends up in the range of the fiftieth to seventy-fifth percentile of total target direct compensation paid by the peer groups, this range merely provides a point of reference and market check and is not a determinative factor for setting our executives' compensation. As discussed in this CD&A, compensation is subjectively determined based on numerous factors and we do not benchmark or target our compensation to be at any particular level in relation to the compensation of the peer groups. We believe this approach to the use of compensation data enables us to retain the flexibility necessary to make adjustments for performance and experience, to attract, retain and motivate top talent, and to reward executives who we believe excel or take on greater responsibility than executives at peer group companies.

Tally Sheets and Wealth Accumulation

The Committee reviewed tally sheets that set forth the total and each element of compensation awarded to each EMC member for the immediately preceding two fiscal years, as well as estimated post-employment and change in control compensation that may be payable to such executives. The purpose of the tally sheets is to consolidate all elements of actual and projected compensation for our executives, so the Committee may analyze the individual elements of compensation, the mix of compensation and the total amount of actual and projected compensation. With this information, the Committee determined that the compensation awarded to our executives is reasonable and consistent with our executive compensation philosophy and objectives.

These tally sheets also included an estimate of the amount of total value accumulated, and total value that will be accumulated, by each EMC member through prior equity awards (assuming employment continues, awards vest and the market price of our common shares fluctuates through the life of the awards). While the Committee considered the accumulated total value as a factor in setting fiscal 2012 compensation, this information was not a primary consideration. The Committee believes that its objectives of motivating executives to achieve short-term and long-term goals, rewarding executives for achieving those goals and providing incentives for executives to continue their employment with us would not be adequately served if the accumulated total value of an EMC member's equity awards was a determinative factor in awarding future compensation.

Internal Pay Equity

In the process of reviewing each element of executive compensation separately and in the aggregate, the Committee considered information comparing the relative compensation of our CEO to the other EMC members. This information was considered to ensure that our executive compensation program is internally equitable, which we believe promotes executive retention and motivation. The comparison included all elements of compensation. The relative difference between the compensation of our CEO and the compensation of our other named executive officers did not change significantly in fiscal 2012, and it has not changed significantly since hiring Mr. Fishman in 2005. The Committee believes that the disparity between Mr. Fishman's compensation and the compensation for the other EMC members is appropriate in light of his responsibilities and remains necessary to retain and motivate a chief executive with Mr. Fishman's experience.

Minimum Share Ownership Requirements and Hedging Prohibition

We have Board-adopted minimum share ownership requirements for all outside directors and EMC members. These requirements are designed to ensure that outside directors' and executives' long-term interests are closely aligned with those of our shareholders. Under the requirements, the outside directors and EMC members must, at a minimum, own common shares having an aggregate value equal to the following multiple of his or her Board retainer or salary (as is in effect at the time compliance with the requirements is evaluated), as applicable:

Title	Multiple of Retainer or Salary
Director	4x
Chief Executive Officer	4x
Executive Vice President	2x
Senior Vice President	1x

Shares counted toward these requirements include common shares held directly or through a broker, common shares held under the Savings Plan or Supplemental Savings Plan, unvested restricted stock, and vested but unexercised in-the-money stock options. Each outside director that served on the Board when these requirements were adopted in March 2008 must meet the requirements on the date of the 2013 annual meeting of shareholders and at subsequent annual meetings. Each EMC member that was an EMC member when these requirements were adopted must meet the requirements on the date that adjustments to annual executive compensation are made in 2013 and on subsequent annual adjustment dates. Directors elected and executives hired or promoted after the adoption of the requirements must meet the requirements on the first testing date for directors or executives following the fifth anniversary of their election, hire or promotion, as applicable. As of March 13, 2013, each of our outside directors (except for Mr. Chambers, who is not required to meet the requirement until our 2017 annual meeting of shareholders) and each EMC member would have complied with our minimum share ownership requirements. In addition to the minimum share ownership requirements, we do not allow our directors or named executive officers to enter into any hedging or monetization transactions of our common shares.

Equity Grant Timing

Pursuant to the terms of the 2005 LTIP and 2012 LTIP, the grant date of equity awards must be the later of the date the terms of the award are established by corporate action or the date specified in the award agreement. Consistent with prior years, in fiscal 2012, the outside directors, after consultation with the Committee, specified that the grant date of the equity awards made in connection with the annual performance reviews of the EMC members was the second trading day following our release of fiscal 2011 results. This future date was established to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Committee or any employee manipulated the terms of the equity awards. For equity awards made throughout the fiscal year, which generally are made as a result of a hiring or promotion, the grant date is the date of the related event (i.e., the first day of employment or effective date of promotion). We have no policy of timing the grant date of these mid-year equity awards with the release of material non-public information, and we have not timed the release of material non-public information for the purpose of affecting the value of any equity awards.

Tax and Accounting Considerations

The Committee reviews and considers the impact that tax laws and accounting regulations may have on the executive compensation awards, including the deductibility of executive compensation under Section 162(m). In doing so, the Committee relies on guidance from members of our finance and legal departments, as well as outside accountants and attorneys.

Section 162(m) generally limits the tax deductions for compensation expense in excess of $1 million paid to our CEO and our three other highest compensated executives (excluding the principal financial officer). Compensation in excess of $1 million may be deducted if it is "qualified performance-based compensation" within the meaning of Section 162(m). Except as discussed below, we believe that compensation paid under our equity and bonus compensation plans is fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executives or to otherwise further our executive compensation philosophy and objectives. When considering whether to award compensation that will not be deductible, the Committee compares the cost of the lost deduction against the competitive market for executive talent and our need to attract, retain and motivate the executive, as applicable.

For fiscal 2012, the Committee believes it has taken the necessary actions to preserve the deductibility of all payments made under our executive compensation program, with the exception of a portion of the base compensation paid to Mr. Fishman. If the IRC or the related regulations change, the Committee intends to take reasonable steps to ensure the continued availability of deductions for payments under our executive compensation program, while at the same time considering our executive compensation philosophy and objectives and the competitive market for executive talent.

Our Executive Compensation Program for Fiscal 2013

In establishing executive compensation for fiscal 2013, the Committee engaged Exequity to provide research, comparative compensation data and general executive compensation program guidance. Throughout this engagement, Exequity advised the Committee on all principal aspects of executive compensation, including the competitiveness of program design and award values. The Committee charged Exequity with assisting it to meet the following primary objectives:

- review and validate, or recommend changes to, our executive compensation and outside director programs;
- obtain better comparative compensation data by updating our retailer-only peer group; and
- compare the amount and form of executive compensation paid to our executives against the compensation paid to similarly-situated executives at companies within the updated retailer-only peer group.

At its meeting in February 2013, the Committee: (1) determined that a bonus was not payable for fiscal 2012 under the 2006 Bonus Plan; (2) reviewed the tally sheets and compensation history for all EMC members; (3) reviewed internal pay equity information; (4) discussed the executive compensation review prepared by Exequity and approved a new retailer-only peer group for fiscal 2013; (5) reviewed the at-risk incentive compensation as a percentage of the total executive compensation awarded for fiscal 2012 for each named executive officer; and (6) formulated its recommendations to the other outside directors for fiscal 2013 executive compensation (including the terms, financial measure, corporate performance amounts and payout percentages for bonuses, terms for the amount of common shares underlying stock option and restricted stock awards, and the first and second triggers for restricted stock awards). The Committee also reviewed drafts of this CD&A and the other compensation disclosures required by the SEC.

At the subsequent Board meeting, the Committee recommended, and the outside directors approved, the following fiscal 2013 salaries, payout percentages for the target bonus level (with threshold being one-half of the target payout percentage and stretch being double the target payout percentage) and equity awards for our named executive officers:

Name	Fiscal 2013 Salary ($)	Fiscal 2013 Target Bonus Payout Percentage (%)	Common Shares Underlying Stock Option Award (#)	Common Shares Underlying Restricted Stock Award (#)
Mr. Fishman	1,400,000	120	0	0
Mr. Johnson	440,000	50	40,000	30,000
Mr. Martin	600,000	60	40,000	30,000
Ms. Bachmann	625,000	60	40,000	30,000
Mr. Cooper	580,000	60	40,000	30,000
Mr. Haubiel	550,000	60	40,000	30,000

On December 4, 2012, Mr. Fishman announced his intention to retire upon the appointment of his successor. A search for Mr. Fishman's successor has commenced. Accordingly, the Committee and other outside directors maintained Mr. Fishman's current salary and target bonus payout percentage and did not grant him any equity compensation as part of our fiscal 2013 annual equity grant.

On April 1, 2013, after consulting with the other outside directors, the Compensation Committee granted restricted stock awards ("Retention Awards") to Mr. Johnson, Ms. Bachmann, Mr. Cooper and Mr. Haubiel. The purpose of the Retention Awards is to better assure the continuing services of these named executive officers during the transition from Mr. Fishman to his successor. The number of our common shares underlying each Retention Award is 9,500 for Mr. Johnson, 21,500 for Ms. Bachmann, 13,500 for Mr. Cooper and 19,000 for Mr. Haubiel.

The Retention Awards were made pursuant to the 2012 LTIP and the Big Lots 2012 Long-Term Incentive Plan Restricted Stock Retention Award Agreement ("Retention Award Agreement"). Each Retention Award will vest and be transferred to the named executive officer without restriction on the earlier of: (1) the first trading day that is 18 months following the grant date; or (2) the first trading day following the executive's termination of employment, but only if such termination of employment is the result of the executive's (a) dismissal by us without cause (as defined in the Retention Award Agreement) or (b) death or disability; provided, however, if the executive dies or suffers a disability, only 1/18th of the Retention Award will vest for each consecutive month that the executive completed with us between the grant date and his or her termination. If termination of employment is the result of any reason other than the named executive officer's dismissal by us without cause, death or disability (including by reason of the executive's retirement, resignation or dismissal by us for cause), then the Retention Award Agreement will expire and all of the executive's rights in the Retention Award will be forfeited. Upon a change in control (as defined in the 2012 LTIP), any outstanding Retention Awards will vest.

Summary Compensation Table for 2012

The following table sets forth the compensation earned by or paid to our named executive officers for each of the last three fiscal years.

Name and Principal Position *(1)* (a)	Year (b)	Salary ($)*(2)* (c)	Bonus ($) (d)	Stock Awards ($)*(3)* (e)	Option Awards ($)*(4)* (f)	Non-Equity Incentive Plan Compensation ($)*(5)* (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)*(6)(7)(8)* (i)	Total ($)*(9)* (j)
Steven S. Fishman, *Chairman, Chief Executive Officer and President*	2012	1,453,846	—	10,524,000	—	—	—	341,920	12,319,766
	2011	1,400,000	—	10,280,000	—	—	—	244,662	11,924,662
	2010	1,369,231	—	8,980,000	—	2,769,816	—	275,028	13,394,075
Timothy A. Johnson, *Senior Vice President, Chief Financial Officer (10)(11)*	2012	359,827	—	1,120,050	558,150	—	—	33,627	2,071,654
John C. Martin, *Executive Vice President, Chief Merchandising Officer (12)*	2012	610,096	—	1,315,500	571,200	—	—	51,926	2,548,722
	2011	571,154	—	1,028,000	509,250	—	—	64,273	2,172,677
	2010	545,385	—	538,800	546,800	544,071	—	42,379	2,217,435
Lisa M. Bachmann, *Executive Vice President, Chief Operating Officer (13)*	2012	593,942	—	1,315,500	571,200	—	—	38,361	2,519,003
	2011	529,615	—	1,233,600	582,000	—	—	33,887	2,379,102
	2010	490,769	—	898,000	683,500	494,610	—	40,959	2,607,838
Joe R. Cooper, *Executive Vice President, President, Big Lots Canada (14)*	2012	581,538	—	1,315,500	571,200	—	—	31,418	2,499,656
	2011	529,615	—	1,233,600	582,000	—	—	32,884	2,378,099
	2010	490,769	—	898,000	683,500	494,610	—	32,615	2,599,494
Charles W. Haubiel II, *Executive Vice President, Chief Administrative Officer and Corporate Secretary (15)*	2012	494,308	—	1,315,500	571,200	—	—	28,306	2,409,314
	2011	436,154	—	1,233,600	582,000	—	—	26,156	2,277,910
	2010	405,000	—	718,400	615,150	410,526	—	29,211	2,178,287
Doug M. Wurl, *Former Executive Vice President, Merchandising (10)(16)*	2012	294,232	—	1,315,500	571,200	—	—	265,158	2,446,090

(1) Except for Mr. Johnson and Mr. Wurl, we are a party to an employment agreement with each of our named executive officers, the material terms of which are described in the "Overview of our Executive Compensation Program - Employment Agreements" section of the CD&A. We are a party to a senior executive severance agreement with Mr. Johnson, and were previously a party to senior executive severance agreement with Mr. Wurl, the material terms of which are described in the "Overview of Executive Compensation Program – Senior Executive Severance Agreements" section of the CD&A.

(2) The amounts in this column reflect the salary earned by each named executive officer during fiscal 2012, which included a 53rd week.

(3) The amounts in this column reflect the aggregate grant date fair value of the restricted stock awards granted under the 2005 LTIP and 2012 LTIP to our named executive officers in the fiscal years reported as computed in accordance with ASC 718, excluding the effect of any estimated forfeiture. The aggregate grant date fair value reflected in this column is based on the number of shares of restricted stock granted and the fair value of the restricted stock on the grant date (i.e., for restricted stock granted in on March 6, 2012, $43.85 per common share – the average of the opening price and the closing price of our common shares on the NYSE on the grant date, as determined in accordance with ASC 718 and the terms of the 2005 LTIP).

(4) The amounts in this column reflect the aggregate grant date fair value of the stock option awards granted under the 2005 and 2012 LTIP to our named executive officers in the fiscal years reported as computed in accordance with ASC 718, excluding the effect of any estimated forfeiture. See Note 7 (Share-Based Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Share-Based Compensation section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in our Form 10-K regarding the assumptions underlying the valuation of stock option awards.

(5) The amounts in this column reflect cash bonuses earned under the 2006 Bonus Plan for performance during each of the last three fiscal years. A portion of the cash bonuses earned by Mr. Martin and Mr. Haubiel for fiscal 2010 performance and included in this column was deferred into the Supplemental Savings Plan upon the payment of such amount to Mr. Martin and Mr. Haubiel in fiscal 2011. The Supplemental Savings Plan is described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below.

(6) For fiscal 2012, the amounts in this column include the following compensation for our named executive officers, as more fully described in the table included with this footnote:

i. The reimbursement of taxes related to our payment of healthcare costs covered by the Executive Benefit Plan and long-term disability insurance premiums;

ii. Big Lots matching contributions made pursuant to the Savings Plan and the Supplemental Savings Plan, both of which are described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below;

iii. Big Lots paid healthcare costs covered by the Executive Benefit Plan, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/Perquisites" section of the CD&A;

iv. Big Lots paid premiums for life insurance, which is generally available to all full-time employees;

v. Big Lots paid premiums for long-term disability insurance, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/ Perquisites" section of the CD&A;

vi. The cost to Big Lots associated with the use of an automobile or the receipt of a cash allowance in lieu of an automobile; and

vii. The aggregate incremental cost to Big Lots associated with Mr. Fishman's non-business use of corporate aircraft.

The aggregate incremental cost of non-business use of corporate aircraft is calculated based on the direct costs we incur in connection with operating a flight, including expenses for fuel, oil, landing, ground services, on-board catering, crew hotel and meals, empty return (deadhead) flights and other miscellaneous variable costs. The aggregate incremental cost also includes per flight hour maintenance costs calculated based upon the total maintenance costs incurred by us during the prior two years and dividing those costs by the number of hours flown during that same period. Due to the fact that the corporate aircraft are used primarily for business travel, fixed costs which do not change based on usage, such as pilot salaries, hangar fees, management fees, purchase costs, depreciation and capitalized improvements to the aircraft, are excluded. We did not reimburse or otherwise "gross-up" Mr. Fishman for any income tax obligation attributed to his non-business use of corporate aircraft. The benefit of non-business use of corporate aircraft, which was approved by the Compensation Committee for fiscal 2012 as part of Mr. Fishman's overall compensation package, is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/Perquisites" section of the CD&A.

Name	Reimbursement of Taxes ($)	Big Lots Contributions to Defined Contribution Plans ($)	Big Lots Paid Healthcare Costs under Executive Benefit Plan ($)	Big Lots Paid Life Insurance Premiums ($)	Big Lots Paid Long-Term Disability Insurance Premiums ($)	Use of Automobile or Automobile Allowance ($)	Non-Business Aircraft Usage ($)
Mr. Fishman	6,019	—	7,219	1,128	941	22,640	303,973
Mr. Johnson	2,857	10,000	5,238	676	709	14,147	—
Mr. Martin	11,555	10,000	14,724	998	941	13,708	—
Ms. Bachmann	5,793	10,000	6,912	1,007	941	13,708	—
Mr. Cooper	2,867	10,000	2,946	956	941	13,708	—
Mr. Haubiel	1,593	10,000	1,221	846	938	13,708	—
Mr. Wurl	2,643	—	4,875	998	627	13,708	—

(7) We purchase tickets to entertainment and sporting venues for the primary purpose of allowing employees to use such tickets in furtherance of our business. Because we incur no incremental cost if a named executive officer uses such tickets for purposes other than our business, such tickets are not included in the amounts included in this column.

(8) For Mr. Wurl, the amount in this column also includes severance payments of $242,307 in accordance with the severance agreement entered into between us and Mr. Wurl on September 14, 2012.

(9) As a percentage of their total compensation in fiscal 2012, fiscal 2011 and fiscal 2010, the salary and non-equity incentive plan compensation (i.e., bonuses earned under the 2006 Bonus Plan) for each named executive officer was as follows:

	Fiscal 2012		Fiscal 2011		Fiscal 2010	
Name	Salary (%)	Non-Equity Incentive Plan Compensation (%)	Salary (%)	Non-Equity Incentive Plan Compensation (%)	Salary (%)	Non-Equity Incentive Plan Compensation (%)
Mr. Fishman	11.8	—	11.7	—	10.2	20.7
Mr. Johnson	17.4	—	—	—	—	—
Mr. Martin	23.9	—	26.3	—	24.6	24.5
Ms. Bachmann	23.6	—	22.3	—	18.8	19.0
Mr. Cooper	23.3	—	22.3	—	18.9	19.0
Mr. Haubiel	20.5	—	19.1	—	18.6	18.8
Mr. Wurl	21.8	—	—	—	—	—

(10) Mr. Johnson and Mr. Wurl were not named executive officers in fiscal 2011 and fiscal 2010.

(11) Mr. Johnson served as our Senior Vice President, Finance, until assuming his current position on August 23, 2012.

(12) Mr. Martin served as our Executive Vice President, Administration until assuming his current position on August 23, 2012.

(13) Ms. Bachmann served as our Executive Vice President, Supply Chain Management and Chief Information Officer until assuming her current position on August 23, 2012.

(14) Mr. Cooper served as our Executive Vice President, Chief Financial Officer and President, Big Lots Canada, Inc. until assuming his current position on August 23, 2012.

(15) Mr. Haubiel served as our Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary until assuming his current position on August 23, 2012.

(16) Mr. Wurl resigned as our Executive Vice President, Merchandising on August 22, 2012.

Bonus and Equity Plans

The amounts reported in the Summary Compensation Table above include amounts earned under the 2006 Bonus Plan, the 2005 LTIP and the 2012 LTIP. Below is a description of the material terms of each plan and the awards made under those plans to our named executive officers, as reflected in the Grants of Plan-Based Awards in Fiscal 2012 table that follows.

Big Lots 2006 Bonus Plan

The 2006 Bonus Plan provides for cash compensation, which is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the IRC, to be paid annually when we meet or exceed pre-established minimum corporate performance amounts under one or more financial measures approved by the Compensation Committee and other outside directors at the start of the fiscal year. Whether we will achieve the minimum corporate performance amounts is substantially uncertain at the time the corporate performance amounts and financial measures are established. No right to a minimum bonus exists, and the Compensation Committee has the discretion to cancel or decrease a bonus (but may not increase a bonus for a covered employee (as that term is used within Section 162(m)) calculated under the 2006 Bonus Plan. Any payments made with respect to a fiscal year are made in the first quarter of the following fiscal year. The bonus awards that may be earned under the 2006 Bonus Plan range from the floor to the stretch bonus payout percentages, and include all amounts in between. The smallest target and stretch bonus payout percentages that may be set annually for our named executive officers are set forth in their respective employment agreements. The threshold bonus payout percentage is pre-established annually by the Compensation Committee and the other outside directors and has historically been one-half of the target bonus payout percentage. Subject to the terms of the employment agreements, the Compensation Committee and the other outside directors retain the right to adjust the payout percentages and, in the past, have generally done so as deemed necessary to realign an executive's bonus opportunity with our compensation philosophy. Pursuant to the terms of the 2006 Bonus Plan, the maximum bonus payable under the plan to a participant in a single fiscal year is $4,000,000. See the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Bonus," "Overview of our Executive Compensation Program – Employment Agreements" and "Our Executive Compensation Program for Fiscal 2012 – Bonus for Fiscal 2012" sections of the CD&A for more information regarding the 2006 Bonus Plan and the awards made under that plan for fiscal 2012.

Big Lots 2005 Long-Term Incentive Plan

From January 1, 2006 through May 23, 2012, all employee equity awards, including those made to our named executive officers, were granted under the 2005 LTIP. The 2005 LTIP authorized the grant of non-qualified stock options ("NQSOs"), incentive stock options ("ISOs") as defined in Section 422 of the IRC, stock appreciation rights ("SARs"), restricted stock, restricted stock units and performance unit awards, any of which could have been granted on a stand-alone, combination or tandem basis. We granted only stock options and restricted stock under the 2005 LTIP.

Awards under the 2005 LTIP could have been granted to any salaried employee, consultant or advisor of Big Lots or its affiliates. The number of common shares available for grant under the 2005 LTIP consisted of: (1) an initial allocation of 1,250,000 common shares; (2) the 2,001,142 common shares that were available under the predecessor 1996 LTIP upon its expiration; (3) 2,100,000 common shares approved by our shareholders in May 2008; and (4) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each fiscal year during which the 2005 LTIP was in effect. No more than one-third of all common shares awarded under the 2005 LTIP could have been granted in the form of restricted stock, restricted stock units and performance units, and no more than 5,000,000 common shares could have been granted as ISOs. A participant could have received multiple awards under the 2005 LTIP. Awards intended to qualify as "qualified performance-based compensation" under Section 162(m) are limited to: (1) 2,000,000 shares of restricted stock per participant annually; (2) 3,000,000 common shares underlying stock options and SARs per participant during any three consecutive calendar years; and (3) $6,000,000 in cash through performance units per participant during any three consecutive calendar years. Also, the 2005 LTIP provided that the total number of common shares underlying outstanding awards granted under the 2005 LTIP, the 1996 LTIP, the Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan ("ESO Plan"), and the Director Stock Option Plan could not exceed 15% of our issued and outstanding common shares (including treasury shares) as of any date. The 1996 LTIP, the ESO Plan and the Director Stock Option Plan have terminated, and there are no awards outstanding under the ESO Plan.

Each stock option granted under the 2005 LTIP allowed the recipient to acquire our common shares, subject to the completion of a vesting period and continued employment with us through the applicable vesting date. Once vested, these common shares may be acquired at a fixed exercise price per share and they remain exercisable for the term set forth in the award agreement. Stock option awards made under the 2005 LTIP vest on the anniversary of the grant date at a rate of 25% per year over the first four years of the seven year option term. Pursuant to the terms of the 2005 LTIP, the exercise price of a stock option may not be less than the average trading price of our common shares on the grant date or, if the grant date occurs on a day other than a trading day, on the next trading day.

Under the restricted stock awards granted pursuant to the 2005 LTIP (other than those made to the outside directors, which are discussed in the "Director Compensation" section of this Proxy Statement, and those made to Mr. Fishman pursuant to his retention agreement, which are discussed in the "Overview of Our Executive Compensation Program – Retention Agreement" section of the CD&A), if we meet the first trigger and the recipient remains employed by us, the restricted stock will vest at the opening of our first trading window after the fifth anniversary of the grant date. If we meet the second trigger for any fiscal year ending prior to the fifth anniversary of the grant date and the recipient remains employed by us, the restricted stock will vest on the first trading day after we file with the SEC our Annual Report on Form 10-K for the year in which the second trigger is met. The restricted stock will also vest on a prorated basis in the event that the recipient dies or becomes disabled after we meet the first trigger but before the fifth anniversary of the grant date. The restricted stock will be forfeited, in whole or in part, as applicable, if the recipient's employment with us terminates prior to vesting. See the "Our Executive Compensation Program for Fiscal 2012 – Equity for Fiscal 2012" section of the CD&A and the "Potential Payments Upon Termination or Change in Control – Rights Under Post-Termination and Change in Control Arrangements" section below for more information regarding the equity awards made under the 2005 LTIP in fiscal 2012.

Upon a change in control (as defined in the 2005 LTIP), all awards outstanding under the 2005 LTIP automatically become fully vested. For a discussion of the change in control provisions in our named executive officers' employment agreements, senior executive severance agreements and the 2005 LTIP, see the "Potential Payments Upon Termination or Change in Control – Rights Under Post-Termination and Change in Control Arrangements" section below.

Big Lots 2012 Long-Term Incentive Plan

Since May 23, 2012, all employee equity awards, including those made to our named executive officers, have been granted under the 2012 LTIP. The 2012 LTIP authorizes the grants of (1) NQSOs, (2) ISOs, (3) SARs, (4) restricted stock, (5) restricted stock units, (6) deferred stock units, (7) performance shares, (8) performance share units, (9) performance units, (10) cash-based awards, and (11) other stock-based awards (NQSOs, ISOs, SARs, restricted stock, restricted stock units, deferred stock units, performance shares, performance share units, performance units, cash-based awards and other stock-based awards are referred to collectively as "Awards"). All of our and our affiliates' employees, outside directors and consultants are eligible to receive Awards under the 2012 LTIP.

The total number of common shares available for Awards under the 2012 LTIP is equal to the sum of (1) 7,750,000 newly issued common shares plus (2) any common shares subject to the 4,702,362 outstanding awards as of March 15, 2012 under the 2005 LTIP that on or after March 15, 2012 cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable common shares).

Of the total number of common shares available for grant under the 2012 LTIP, no more than 7,750,000 common shares may be issued pursuant to grants of ISOs during the term of the 2012 LTIP. A participant may receive multiple Awards under the 2012 LTIP. Awards intended to qualify as "qualified performance-based compensation" under Section 162(m) shall be limited to the following per participant annual fiscal year amounts:

Award Type	Annual Limit per Participant
Stock Options	2,000,000 common shares
SARs	2,000,000 common shares
Restricted Stock	1,000,000 common shares
Restricted Stock Units	1,000,000 common shares
Deferred Stock Units	1,000,000 common shares
Performance Shares, Performance Share Units and Performance Units	1,000,000 common shares or equivalent value
Cash-Based Awards	Greater of $7,000,000 or the value of 1,000,000 common shares
Other Stock-Based Awards	1,000,000 common shares

Each stock option granted under the 2012 LTIP allows the recipient to acquire our common shares, subject to the completion of a vesting period and continued employment with us through the applicable vesting date. Once vested, these common shares may be acquired at a fixed exercise price per share and they remain exercisable for the term set forth in the award agreement. Stock option awards made under the 2012 LTIP vest on the anniversary of the grant date at a rate of 25% per year over the first four years of the seven year option term. Pursuant to the terms of the 2012 LTIP, the exercise price of a stock option may not be less than the average trading price of our common shares on the grant date or, if the grant date occurs on a day other than a trading day, on the next trading day.

Under the restricted stock awards granted pursuant to the 2012 LTIP (other than those made to the outside directors, which are discussed in the "Director Compensation" section of this Proxy Statement), if we meet the first trigger and the recipient remains employed by us, the restricted stock will vest at the opening of our first trading window after the fifth anniversary of the grant date. If we meet the second trigger for any fiscal year ending prior to the fifth anniversary of the grant date and the recipient remains employed by us, the restricted stock will vest on the first trading day after we file with the SEC our Annual Report on Form 10-K for the year in which the second trigger is met. The restricted stock will also vest on a prorated basis in the event that the recipient dies or becomes disabled after we meet the first trigger but before the lapse of five years. The restricted stock will be forfeited, in whole or in part, as applicable, if the recipient's employment with us terminates prior to vesting. See the "Our Executive Compensation Program for Fiscal 2012 – Equity for Fiscal 2012" section of the CD&A and the "Potential Payments Upon Termination or Change in Control – Rights Under Post-Termination and Change in Control Arrangements" section below for more information regarding the equity awards made under the 2012 LTIP in fiscal 2012.

Upon a change in control (as defined in the 2012 LTIP), all awards outstanding under the 2012 LTIP automatically become fully vested. For a discussion of the change in control provisions in our named executive officers' employment agreements and senior executive severance agreements and the 2012 LTIP, see "Potential Payments Upon Termination or Change in Control – Rights Under Post Termination and Change in Control Arrangements" section below.

Grants of Plan-Based Awards in Fiscal 2012

The following table sets forth each award made to our named executive officers in fiscal 2012 under the 2006 Bonus Plan, the 2005 LTIP and the 2012 LTIP.

Name	Grant Date (1)	Award Date (2)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (3)			Estimated Future Payouts Under Equity Incentive Plan Awards (4)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(5)	Exercise or Base Price of Option Awards ($/Sh.)(6)	Closing Market Price of Option Awards on Grant Date ($/Shr.)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
(a)	(b)	-	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	-	(l)
Mr. Fishman	—	—	840,000	1,680,000	3,360,000	—	—	—	—	—	—	—	—
	3/6/12	3/2/12	—	—	—	—	240,000	—	—	—	—	—	10,524,000
Mr. Johnson	—	—	100,000	200,000	400,000	—	—	—	—	—	—	—	—
	3/6/12	3/2/12	—	—	—	—	15,000	—	—	—	—	—	657,750
	3/6/12	3/2/12	—	—	—	—	—	—	—	35,000	43.85	44.39	499,800
	8/28/12	8/24/12	—	—	—	—	15,000	—	—	—	—	—	462,300
	8/28/12	8/24/12	—	—	—	—	—	—	—	5,000	30.82	31.10	58,350
Mr. Martin	—	—	177,000	354,000	708,000	—	—	—	—	—	—	—	—
	3/6/12	3/2/12	—	—	—	—	30,000	—	—	—	—	—	1,315,500
	3/6/12	3/2/12	—	—	—	—	—	—	—	40,000	43.85	44.39	571,200
Ms. Bachmann	—	—	178,500	357,000	714,000	—	—	—	—	—	—	—	—
	3/6/12	3/2/12	—	—	—	—	30,000	—	—	—	—	—	1,315,500
	3/6/12	3/2/12	—	—	—	—	—	—	—	40,000	43.85	44.39	571,200
Mr. Cooper	—	—	169,500	339,000	678,000	—	—	—	—	—	—	—	—
	3/6/12	3/2/12	—	—	—	—	30,000	—	—	—	—	—	1,315,500
	3/6/12	3/2/12	—	—	—	—	—	—	—	40,000	43.85	44.39	571,200
Mr. Haubiel	—	—	150,000	300,000	600,000	—	—	—	—	—	—	—	—
	3/6/12	3/2/12	—	—	—	—	30,000	—	—	—	—	—	1,315,500
	3/6/12	3/2/12	—	—	—	—	—	—	—	40,000	43.85	44.39	571,200
Mr. Wurl	—	—	157,500	315,000	630,000	—	—	—	—	—	—	—	—
	3/6/12	3/2/12	—	—	—	—	30,000	—	—	—	—	—	1,315,500
	3/6/12	3/2/12	—	—	—	—	—	—	—	40,000	43.85	44.39	571,200

(1) As discussed in the "Our Executive Compensation Program for Fiscal 2012 – Equity Grant Timing" section of the CD&A, in fiscal 2012, except for Mr. Johnson's equity awards granted on August 28, 2012, the Board set as the grant date of these equity awards the second trading day following our release of results from our last completed fiscal year. This future date was established to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Compensation Committee or any employee manipulated the terms of the equity awards.

(2) The Award Date represents the date on which the Board authorized the equity-based award and set the grant date.

(3) The amounts in columns (c), (d) and (e) represent our named executive officers' threshold, target and stretch bonus levels, respectively, for fiscal 2012 pursuant to the 2006 Bonus Plan, which bonus levels are further described in the "Our Executive Compensation Program for Fiscal 2012 – Bonus for Fiscal 2012" section of the CD&A. For fiscal 2012, our named executive officers did not earn a bonus under the 2006 Bonus Plan, as reflected in column (g) of the Summary Compensation Table. Mr. Wurl resigned on August 22, 2012, and was not paid a bonus in fiscal 2012.

(4) The amounts in column (g) represent restricted stock awarded pursuant to the 2005 LTIP and, in the case of Mr. Johnson's restricted stock award granted on August 28, 2012, the 2012 LTIP, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2012 – Equity for Fiscal 2012" section of the CD&A. We did not achieve the fiscal 2012 corporate performance goal previously established for Mr. Fishman's fiscal 2012 restricted stock award, therefore, Mr. Fishman's restricted stock did not vest and was forfeited. Because we met the first trigger, but not the second trigger, as a result of fiscal 2012 corporate performance, the restricted stock granted to our named executive officers in fiscal 2012 (other than Mr. Fishman) did not vest. There are no minimum or maximum "estimated future payouts" applicable to the restricted stock awards included in column (g).

(5) The amounts in column (j) represent NQSOs awarded pursuant to the 2005 LTIP and, in the case of Mr. Johnson's option award granted on August 28, 2012, the 2012 LTIP, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2012 – Equity for Fiscal 2012" section of the CD&A.

(6) Pursuant to the terms of the 2005 LTIP and 2012 LTIP, the exercise price of the NQSOs awarded in fiscal 2012 is equal to the fair market value of our common shares on the grant date. The fair market value is determined by calculating the average of the opening and closing prices for our common shares on the NYSE. We believe this method is preferable to using only the closing market price, as it is less vulnerable to market activity that may have only an instantaneous effect, positively or negatively, on the price of our common shares.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth, as of the end of fiscal 2012, all equity awards outstanding under our equity compensation plans for each named executive officer.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($)(1) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Mr. Fishman	225,010	82,500	—	17.47	3/6/2016	—	—	—	—
	—	—	—	—	—	—	—	240,000	7,761,600
Mr. Johnson	7,500	—	—	28.73	3/13/2014	—	—	—	—
	7,500	—	—	21.06	3/7/2015	—	—	—	—
	—	1,875	—	17.47	3/6/2016	—	—	—	—
	7,500	7,500	—	35.92	3/5/2017	—	—	—	—
	3,000	9,000	—	41.12	3/7/2018	—	—	—	—
	2,000	6,000	—	33.67	7/18/2018	—	—	—	—
	—	35,000	—	43.85	3/6/2019	—	—	—	—
	—	5,000	—	30.82	8/28/2019	—	—	—	—
	—	—	—	—	—	—	—	40,000	1,293,600
Mr. Martin	—	9,375	—	17.47	3/6/2016	—	—	—	—
	—	20,000	—	35.92	3/5/2017	—	—	—	—
	—	26,250	—	41.12	3/7/2018	—	—	—	—
	—	40,000	—	43.85	3/6/2019	—	—	—	—
	—	—	—	—	—	—	—	55,000	1,778,700
Ms. Bachmann	37,500	—	—	28.73	3/13/2014	—	—	—	—
	48,750	—	—	21.06	3/7/2015	—	—	—	—
	24,375	12,188	—	17.47	3/6/2016	—	—	—	—
	25,000	25,000	—	35.92	3/5/2017	—	—	—	—
	10,000	30,000	—	41.12	3/7/2018	—	—	—	—
	—	40,000	—	43.85	3/6/2019	—	—	—	—
	—	—	—	—	—	—	—	60,000	1,940,400
Mr. Cooper	12,188	—	—	21.06	3/7/2015	—	—	—	—
	12,187	12,188	—	17.47	3/6/2016	—	—	—	—
	25,000	25,000	—	35.92	3/5/2017	—	—	—	—
	10,000	30,000	—	41.12	3/7/2018	—	—	—	—
	—	40,000	—	43.85	3/6/2019	—	—	—	—
	—	—	—	—	—	—	—	60,000	1,940,400
Mr. Haubiel	—	9,375	—	17.47	3/6/2016	—	—	—	—
	22,500	22,500	—	35.92	3/5/2017	—	—	—	—
	10,000	30,000	—	41.12	3/7/2018	—	—	—	—
	—	40,000	—	43.85	3/6/2019	—	—	—	—
	—	—	—	—	—	—	—	60,000	1,940,400
Mr. Wurl	8,750	—	—	42.98	8/23/2013	—	—	—	—

(1) All stock option awards reflected in this table were made pursuant to the 2005 LTIP or 2012 LTIP. Stock option awards made under the 2005 LTIP or 2012 LTIP vest on the anniversary of the grant date at a rate of 25% per year over the first four years of the seven year option term.

(2) The restricted stock awards reported in column (i) were made in fiscal 2012 for Mr. Fishman and in fiscal 2012 and fiscal 2011 for the other named executive officers, pursuant to the 2005 LTIP or 2012 LTIP. Mr. Fishman's fiscal 2012 restricted stock award would have vested if we achieved a corporate financial goal established at the beginning of fiscal 2012 and Mr. Fishman was employed by us on the anniversary of the grant date of the award. We did not achieve the fiscal 2012 corporate performance goal previously established for Mr. Fishman's fiscal 2012 restricted stock award. Therefore, Mr. Fishman's restricted stock did not vest and was forfeited. For Mr. Johnson, Mr. Martin, Ms. Bachmann, Mr. Cooper and Mr. Haubiel, the first trigger for the fiscal 2012 and fiscal 2011 awards is $1.50, the second trigger for the fiscal 2012 restricted stock awards is $3.95 and the second trigger for the fiscal 2011 restricted stock awards is $3.52. Based on our performance in fiscal 2012, we achieved the first trigger but not the second trigger applicable to the fiscal 2012 restricted stock awards. For additional information regarding the fiscal 2012 restricted stock awards, including the vesting terms, see the narrative discussion preceding the Grants of Plan-Based Awards in Fiscal 2012 table and the "Our Executive Compensation Program for Fiscal 2012 – Equity for Fiscal 2012" section of the CD&A.

Option Exercises and Stock Vested in Fiscal 2012

The following table reflects all stock option exercises and the vesting of restricted stock held by each of our named executive officers during fiscal 2012.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Mr. Fishman	227,500	5,018,185	250,000	11,600,000
Mr. Johnson	5,625	157,500	2,000	92,800
Mr. Martin	73,750	1,302,947	15,000	696,000
Ms. Bachmann	42,187	1,095,931	25,000	1,160,000
Mr. Cooper	61,875	1,222,429	25,000	1,160,000
Mr. Haubiel	75,000	1,599,328	20,000	928,000
Mr. Wurl	—	—	—	—

Nonqualified Deferred Compensation

Supplemental Savings Plan

All of our named executive officers, as well as substantially all other full-time employees, are eligible to participate in the Savings Plan, our "401(k) plan." The Supplemental Savings Plan is maintained for those executives participating in the Savings Plan who desire to contribute more than the amount allowable under the Savings Plan. The Supplemental Savings Plan constitutes a contract to pay deferred compensation and limits deferrals in accordance with prevailing tax law. The Supplemental Savings Plan is designed to pay the deferred compensation in the same amount as if contributions had been made to the Savings Plan. We have no obligation to fund the Supplemental Savings Plan, and all assets and amounts payable under the Supplemental Savings Plan are subject to the claims of our general creditors.

In order to participate in the Savings and Supplemental Savings Plans, an eligible employee must satisfy applicable age and service requirements and must make contributions to such plans ("Participant Contributions"). Participant Contributions are made through authorized payroll deductions to one or more of the several investment funds available under the Savings and Supplemental Savings Plans and selected at the discretion of the participant.

All Participant Contributions are matched by us ("Registrant Contributions") at a rate of 100% for the first 2% of salary contributed and 50% for the next 4% of salary contributed. Additionally, the amount of the Registrant Contribution is subject to the maximum annual compensation that may be taken into account for benefit calculation purposes under the IRC ($250,000 for calendar year 2012). Accordingly, the maximum aggregate Registrant Contribution that could be made to a named executive officer participating in the Savings and Supplemental Savings Plans was $10,000 for fiscal 2012.

Under the Savings Plan and the Supplemental Savings Plan, 25% of the Registrant Contributions vests annually beginning on the second anniversary of the employee's hiring. Under the Savings Plan, a participant who has terminated employment with us is entitled to all funds in his or her account, except that if termination is for a reason other than retirement, disability or death, then the participant is entitled to receive only the Participant Contributions and the vested portion of the Registrant Contributions. Under the Supplemental Savings Plan, a participant who has terminated employment with us for any reason is entitled to receive the Participant Contributions and only the vested portion of the Registrant Contributions. Under both plans, all other unvested accrued benefits pertaining to Registrant Contributions will be forfeited. Upon a change in control of Big Lots, the participant will receive a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan.

Nonqualified Deferred Compensation Table for Fiscal 2012

The following table reflects the contributions to, earnings in and balance of each named executive officer's account held under the Supplemental Savings Plan.

Name (a)	Executive Contributions in Last FY ($)*(1)* (b)	Registrant Contributions in Last FY ($)*(2)* (c)	Aggregate Earnings in Last FY ($)*(3)* (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)*(4)* (f)
Mr. Fishman	—	—	—	—	—
Mr. Johnson	41,333	5,875	50,489	—	405,046
Mr. Martin	28,481	5,875	122,353	—	875,358
Ms. Bachmann	17,175	5,875	26,216	—	240,551
Mr. Cooper	11,042	5,875	21,970	—	558,653
Mr. Haubiel	37,102	5,875	168,569	—	1,192,161
Mr. Wurl	3,375	—	422	—	4,899

(1) The amounts in this column are included in the "Salary" column of the Summary Compensation Table for fiscal 2012.

(2) The amounts in this column are included in the "All Other Compensation" column of the Summary Compensation Table for fiscal 2012.

(3) The amounts in this column are not included in the Summary Compensation Table as these amounts reflect only the earnings on the investments designated by the named executive officer in his or her Supplemental Savings Plan account in fiscal 2012 (i.e., appreciation or decline in account value). The amounts in this column do not include any above-market or preferential earnings, as defined by Item 402(c)(2)(viii) of Regulation S-K and the instructions thereto.

(4) $181,336, $41,686, $34,801 and $327,959 of the amounts in this column were previously reported as compensation to Mr. Martin, Ms. Bachmann, Mr. Cooper and Mr. Haubiel, respectively, in the Summary Compensation Table for the prior years reported.

Potential Payments Upon Termination or Change in Control

The "Rights Under Post-Termination and Change in Control Arrangements" section below addresses the rights of our named executive officers under their employment agreements and other compensation arrangements upon a change in control or in the event their employment with us is terminated. The "Estimated Payments if Triggering Event Occurred at 2012 Fiscal Year End" section below reflects the payments that may be received by each named executive officer (or his or her beneficiaries, as applicable) upon a change in control or in the event the executive's employment with us is terminated: (1) involuntarily without cause; (2) in connection with the executive's disability; (3) upon the executive's death; or (4) in connection with a change in control. Mr. Wurl resigned on August 22, 2012, and was not eligible for any payments in connection with a change in control.

Rights Under Post-Termination and Change in Control Arrangements

Under each employment agreement, if a named executive officer is terminated for cause or due to his or her voluntary resignation, we have no further obligation to pay any unearned compensation or to provide any future benefits to the executive. Generally, under the terms of each named executive officer's employment agreement, cause for termination would exist upon the executive's:

- failure to comply with our policies and procedures which we reasonably determine has had or is likely to have a material adverse effect on us or our affiliates;
- willful or illegal misconduct or grossly negligent conduct that is materially injurious to us or our affiliates;
- violation of laws or regulations governing us or our affiliates or a violation of our codes of ethics;
- breach of any fiduciary duty owed to us or our affiliates;
- misrepresentation or dishonesty which we reasonably determine has had or is likely to have a material adverse effect on us or our affiliates;
- breach of any provision of the executive's obligations under his or her employment agreement with us;
- involvement in any act of moral turpitude that has a materially injurious effect on us or our affiliates; or
- breach of the terms of any non-solicitation or confidentiality clauses contained in an employment agreement with a former employer.

If terminated without cause, Mr. Fishman would continue to receive his salary for two years and, except for Mr. Johnson, who would continue to receive his salary for six months, each of the other named executive officers would continue to receive his or her respective salary for one year. Each named executive officer would receive a lump sum payment equal to two times his or her respective salary if terminated in connection with a change in control (as discussed below). Additionally, each named executive officer (1) is eligible (based on our achievement of at least the corporate performance amount corresponding to the threshold bonus level) to receive a prorated bonus for the fiscal year in which his or her termination is effective if he or she is terminated without cause or in connection with his or her death or disability, and (2) will receive two times his or her stretch bonus if terminated following a change in control.

Upon a change in control, all outstanding stock options become exercisable to the full extent of the original grant and all unvested restricted stock vests. Upon the named executive officer's termination of employment, all exercisable stock options then held may be exercised until the earlier of the stock option award expiration date or one year after termination of employment. Additionally, if termination of employment results from death or disability, then (1) unvested stock options awarded in fiscal 2009 and after will vest on the day such event occurred, provided such event occurred at least six months following the grant date, and (2) unvested restricted stock awards will vest in increments of 20% for each consecutive year of employment completed since the grant date if the first trigger is met while employed. Any restricted stock awards not vested at termination of employment, for reasons other than death or disability, shall be forfeited.

Except for Mr. Johnson, each named executive officer is entitled to receive continued healthcare coverage for up to two years following a termination without cause or if terminated in connection with a change in control, plus the amount necessary to reimburse him or her for the taxes he or she would be liable for as a result of such continued healthcare coverage ("Tax Gross-Up Amount"). Mr. Johnson is entitled to receive continued healthcare coverage for up to six months following a termination without cause and up to one year following a termination in connection with a change in control, plus the Tax Gross-Up Amount. Upon a change in control, each participating named executive officer will receive a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan. (See the "Nonqualified Deferred Compensation" section above for more information regarding the Supplemental Savings Plan and our named executive officers' aggregate balances under such plans at the end of fiscal 2012.) Additionally, if terminated without cause, Mr. Fishman is entitled to continue receiving an automobile or automobile allowance for two years, and the other named executive officers are entitled to continue receiving an automobile or automobile allowance for one year, except for Mr. Johnson who is not entitled to continue to receive an automobile or an automobile allowance.

If the payments received by a named executive officer in connection with a change in control constitute an "excess parachute payment" under Section 280G of the IRC, the named executive officer is entitled to reimbursement for any excise tax imposed under Section 4999 of the IRC, or the executive's benefits under his or her employment agreement will be reduced to the extent necessary to become one dollar less than the amount that would generate such excise tax, if this reduction results in a larger after-tax amount to the executive as compared to the excise tax reimbursement method ("Excise Tax Benefit"). The compensation payable on account of a change in control may be subject to the deductibility limitations of Sections 162(m) and 280G of the IRC.

Change in Control Described

Generally, pursuant to the 1996 LTIP, the 2005 LTIP, the 2012 LTIP, the Supplemental Savings Plan (as to amounts earned and vested before January 1, 2005, including earnings attributable to such amounts) and Mr. Fishman's retention agreement, a change in control is deemed to occur if:

- any person or group (as defined in Section 13(d) under the Exchange Act) becomes the beneficial owner, or has the right to acquire, 20% or more of our outstanding voting securities;
- a majority of the Board is replaced within any two-year period by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board at any date consists of persons not so nominated and approved; or
- our shareholders approve an agreement to merge or consolidate with an unrelated company or an agreement to sell or otherwise dispose of all or substantially all of our assets to an unrelated company, except pursuant to the terms of the 2012 LTIP, which requires the consummation of a merger or consolidation with another entity or the sale or other disposition of all or substantially all of our assets (including, without limitation, a plan of liquidation), which has been approved by our shareholders.

Consistent with the provisions of Section 409A ("Section 409A") of the IRC and the Treasury Regulations promulgated thereunder, pursuant to our named executive officers' employment agreements, the senior executive severance agreements, the 2006 Bonus Plan and the Supplemental Savings Plan (as to all amounts earned and vested on or after January 1, 2005), a change in control is deemed to occur upon:

- the acquisition by any person or group (as defined under Section 409A) of our common shares that, together with any of our common shares then held by such person or group, constitutes more than 50% of the total fair market value or voting power in our outstanding voting securities;
- the acquisition by any person or group, within any one year period, of 30% or more of our outstanding voting securities;
- a majority of the Board is replaced during any one year period by directors whose appointment or election is not endorsed by a majority of the directors in office prior to the date of such appointment or election; or
- the acquisition by any person or group, within any one year period, of 40% or more of the total gross fair market value of all of our assets, as measured immediately prior to such acquisition(s).

Notwithstanding the foregoing definitions, pursuant to our named executive officers' employment agreements, senior executive severance agreements, the 1996 LTIP, the 2005 LTIP, the 2012 LTIP, the 2006 Bonus Plan and Mr. Fishman's retention agreement, a change in control does not include any transaction, merger, consolidation or reorganization in which we exchange, or offer to exchange, newly issued or treasury shares in an amount less than 50% of our then-outstanding voting securities for 51% or more of the outstanding voting securities of an unrelated company or for all or substantially all of the assets of such unrelated company.

Pursuant to the employment agreements and senior executive severance agreements, a named executive officer's termination in connection with a change in control is generally deemed to occur if, during the applicable protection period (as discussed in the next paragraph), we or any other party to the change in control (e.g., the unrelated acquirer or successor company):

- terminate the executive without cause;
- breach a term of the employment agreement, as applicable; or
- constructively terminate the executive (i.e., the executive resigns due to the imposition of a material adverse change in the executive's duties, compensation or reporting relationships after our failure to cure such condition).

The protection period afforded to Mr. Fishman consists of the six months preceding a change in control and the two years following a change in control. The protection period afforded to the other named executive officers (except Mr. Johnson) consists of the three months preceding a change in control and the two years following a change in control. Mr. Johnson's protection period consists of the two years following a change in control.

Estimated Payments if Triggering Event Occurred at 2012 Fiscal Year-End

The amounts in the following tables are approximations based on various assumptions and estimates. The actual amounts to be paid can only be determined at the time of the change in control or termination of employment, as applicable. In the tables that follow, we have made the following material assumptions, estimates and characterizations:

- Amounts are calculated based on compensation levels and benefits effective at February 2, 2013, the last day of fiscal 2012.
- As noted in the "Non-Equity Incentive Plan Compensation" row in the tables below, the amounts payable under the 2006 Bonus Plan upon termination: (1) without cause or due to death or disability are based on the bonus actually earned by the applicable named executive officer for fiscal 2012 performance (which amounts would be prorated if the executive was terminated prior to the end of the fiscal year for which the bonus was earned); and (2) in connection with a change in control are equal to two times the named executive officer's stretch bonus.
- We have not taken into account the possibility that a named executive officer may be eligible to receive healthcare benefits from another source following his or her termination. Therefore, the amounts shown in the "Healthcare Coverage" row in the tables below reflect, consistent with the assumptions that would be used to estimate the cost of these benefits for financial reporting purposes under generally accepted accounting principles, the current monthly cost to provide continued healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") applied to each month these benefits would be provided by the named executive officer's employment agreement if terminated involuntarily without cause or in connection with a change in control. Included in the amounts shown in the "Healthcare Coverage" row in the tables below are the related Tax Gross-Up Amounts. The Tax Gross-Up Amount would be paid under the terms of the named executive officer's employment agreement.
- The amounts shown in the "Long-Term Disability Benefit" row in the tables below represent 67% of the named executive officer's monthly salary, up to a maximum of $25,000 per month in accordance with the long-term disability insurance we maintain for our named executive officers. This benefit is payable until the named executive officer is no longer disabled or age 65, whichever occurs earlier. Due to the speculative nature of estimating the period of time during which a named executive officer may be disabled, we have presented only one month of disability benefits in the tables below.

- The amounts in the "Accelerated Equity Awards" row under the "Termination upon Disability" and "Termination upon Death" columns in the tables below represent the value (as of the final trading day on the NYSE during fiscal 2012) of (1) 20% of the unvested restricted stock awarded to each named executive officer in March of 2011 (other than Mr. Fishman, whose fiscal 2011 restricted stock award previously vested) and (2) all of the unvested stock options awarded to our named executive officers in fiscal 2009 and after. As discussed in the prior section, if termination of employment resulted from death or disability, then unvested restricted stock awards made under the 2005 LTIP and 2012 LTIP will vest in increments of 20% for each consecutive year of employment completed since the grant date if the first trigger is met while employed. The first trigger for the restricted stock awarded to the named executive officers (other than Mr. Fishman) in March of 2011 was met as a result of our performance in fiscal 2011. Accordingly, 20% of the March 2011 restricted stock awarded to each those named executive officers would have vested at the end of fiscal 2012 had the executive's employment terminated on such date as a result of his death or disability. As discussed in the prior section, if a named executive officer dies or becomes disabled before the last scheduled vesting date of a stock option awarded in fiscal 2009 or after, the then-remaining unvested portion of that stock option award will vest on the day such event occurred, provided such event occurred at least six months following the grant date.
- The amounts in the "Accelerated Equity Awards" row under the "Termination in Connection with a Change in Control" and "Change in Control (without termination)" columns in the tables below include the value of all unvested stock options that were in-the-money at the end of fiscal 2012 (minus the aggregate stock option exercise prices) and all unvested restricted stock that would have vested on an accelerated basis had a change in control occurred as of the end of fiscal 2012. As to Mr. Fishman, these amounts include the restricted stock awarded to him in fiscal 2012 pursuant to his retention agreement; however, his fiscal 2012 restricted stock award has since been forfeited. These amounts do not reflect any equity awards that have vested or have been granted in fiscal 2013.
- The closing market price of our common shares on the final trading day on the NYSE during fiscal 2012 was $32.34 per share.

Steven S. Fishman

The following table reflects the payments that would have been due to Mr. Fishman in the event of a change in control and/or the termination of his employment on February 2, 2013.

	Event Occurring at February 2, 2013						
	Involuntary Termination with Cause	**Involuntary Termination without Cause**	**Voluntary Termination**	**Termination upon Disability**	**Termination upon Death**	**Termination in Connection with a Change in Control**	**Change in Control (without termination)**
Salary/Salary Continuation ($)	—	2,800,000	—	—	—	2,800,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	6,720,000	—
Healthcare Coverage ($)	—	107,926	—	—	—	107,926	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	45,280	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	1,226,775	1,226,775	8,988,375	8,988,375
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	2,953,206	—	1,251,775	1,226,775	18,616,301	8,988,375

Timothy J. Johnson

The following table reflects the payments that would have been due to Mr. Johnson in the event of a change in control and/or the termination of his employment with us on February 2, 2013.

	Event Occurring at February 2, 2013						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	200,000	—	—	—	800,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	800,000	—
Healthcare Coverage ($)	—	26,416	—	—	—	52,832	—
Long-Term Disability Benefit ($)	—	—	—	22,333	—	—	—
Use of Automobile/Automobile Allowance ($)	—	—	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	100,161	100,161	1,329,081	1,329,081
Excise Tax Benefit ($)	—	—	—	—	—	1,398,552	0
Total ($)	—	226,416	—	122,494	100,161	4,380,465	1,329,081

John C. Martin

The following table reflects the payments that would have been due to Mr. Martin in the event of a change in control and/or the termination of his employment with us on February 2, 2013.

	Event Occurring at February 2, 2013						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	590,000	—	—	—	1,180,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	1,416,000	—
Healthcare Coverage ($)	—	65,252	—	—	—	65,252	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,708	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	301,106	301,106	1,918,106	1,918,106
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	668,960	—	326,106	301,106	4,579,358	1,918,106

Lisa M. Bachmann

The following table reflects the payments that would have been due to Ms. Bachmann in the event of a change in control and/or the termination of her employment with us on February 2, 2013.

	Event Occurring at February 2, 2013						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	595,000	—	—	—	1,190,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	1,428,000	—
Healthcare Coverage ($)	—	105,029	—	—	—	105,029	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,708	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	375,276	375,276	2,121,636	2,121,636
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	713,737	—	400,276	375,276	4,844,665	2,121,636

Joe R. Cooper

The following table reflects the payments that would have been due to Mr. Cooper in the event of a change in control and/or the termination of his employment with us on February 2, 2013.

	Event Occurring at February 2, 2013						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	565,000	—	—	—	1,130,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	1,356,000	—
Healthcare Coverage ($)	—	105,029	—	—	—	105,029	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,708	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	375,276	375,276	2,121,636	2,121,636
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	683,737	—	400,276	375,276	4,712,665	2,121,636

Charles W. Haubiel II

The following table reflects the payments that would have been due to Mr. Haubiel in the event of a change in control and/or the termination of his employment with us on February 2, 2013.

	Event Occurring at February 2, 2013						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	500,000	—	—	—	1,000,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	1,200,000	—
Healthcare Coverage ($)	—	65,252	—	—	—	65,252	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,708	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	333,446	333,446	2,079,806	2,079,806
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	578,960	—	358,446	333,446	4,345,058	2,079,806

PROPOSAL TWO: APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE CD&A, COMPENSATION TABLES AND THE NARRATIVE DISCUSSION ACCOMPANYING THE TABLES

Section 14A of the Exchange Act requires that we provide our shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. The following summary of our executive compensation program describes our compensation philosophy and the key objectives identified by our Compensation Committee to implement our compensation philosophy.

We believe it is important to provide competitive compensation to attract and retain talented executives to lead our business. We also believe an executive compensation program should encourage high levels of corporate and individual performance by motivating executives to continually improve our business in order to promote sustained profitability and enhanced shareholder value. Consistent with this philosophy, the Compensation Committee has identified the following key objectives that drive the design of the policies and practices of our executive compensation program:

- *Attract and retain executives by paying them amounts and offering them elements of compensation that are competitive with and comparable to those paid and offered by most companies in our peer groups.* We believe a key factor in attracting and retaining qualified executives is to provide total compensation that is competitive with the total compensation paid by companies in our compensation peer groups. Each of the elements of compensation we provide serves a different role in attracting and retaining executives.
- *Motivate executives to contribute to our success and reward them for their performance.* We use the bonus and equity elements of our executive compensation program as the primary tools to motivate our executives to continually improve our business in order to promote sustainable profitability and enhanced shareholder value. These compensation elements provide executives with meaningful incentives to meet or exceed the corporate financial goals set by our Board each year. We believe that our operating profit is an important financial measure, as it is a reflection of both top line sales and expense control, and when used year-over-year, it has the effect of promoting our long-term financial health. Our financial performance in fiscal 2012 did not meet our expectations. As a result of such performance and the emphasis that our executive compensation program places on pay for performance, the actual compensation realized by our named executive officers in fiscal 2012 was significantly

lower than the total potential compensation awarded to our named executive officers for fiscal 2012. For example, we did not achieve the operating profit required for our named executive officers to earn bonuses for fiscal 2012 under the 2006 Bonus Plan. Accordingly, the named executive officers did not receive bonuses for fiscal 2012.

- *Align the interests of executives and shareholders through incentive-based executive compensation.* The realization and value of bonus opportunities under the 2006 Bonus Plan and equity awarded under the 2005 LTIP and 2012 LTIP are dependent upon our performance and/or the appreciation in the value of our common shares. We believe that awarding a significant percentage of the total compensation of our named executive officers as at-risk incentive compensation (84.7% in fiscal 2012) exemplifies the emphasis of our executive compensation program on pay for performance and demonstrates that our executive compensation program is closely aligned with the interests of our shareholders. In some years, as was the case in fiscal 2012, our named executive officers may not realize a significant portion of the at-risk incentive compensation awarded to them, as our named executive officers did not receive a bonus in fiscal 2012. Additionally, we did not achieve the operating profit goal established at the beginning of fiscal 2012 necessary for Mr. Fishman's fiscal 2012 performance-based restricted stock award to vest. As a result, Mr. Fishman's fiscal 2012 performance-based equity award did not vest and was therefore forfeited. We believe this shows that our pay practices are designed to effectively incentivize our executives to dedicate themselves fully to creating value for our shareholders.
- *Manage executive compensation costs.* We compare the compensation paid to our executives with the compensation paid to similarly-situated executives at companies within our peer groups, which provides a market check on the compensation we pay to our executives and supports our belief that we do not overpay our executives and we effectively manage our executive compensation costs.
- *Focus on corporate governance.* We seek the approval of the five additional outside directors who do not serve on the Compensation Committee before finalizing annual executive compensation to provide an additional check on the appropriateness of the amounts awarded.

For a more detailed discussion of how our executive compensation program reflects these objectives and our executive compensation philosophy, including information about the 2012 compensation of our named executive officers, we encourage you to read the CD&A as well as the Summary Compensation Table and other related compensation tables in this Proxy Statement.

We request that our shareholders indicate their support for the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K by approving the following resolution:

> "RESOLVED, that the shareholders of Big Lots approve, on an advisory basis, the compensation of the named executive officers of Big Lots, as disclosed in Big Lots' Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables."

The vote on the approval of the compensation of our named executive officers is advisory, which means that the vote is not binding on the Board, the Compensation Committee or us. If a majority of the votes are cast against the approval of the compensation of our named executive officers, the Board and the Compensation Committee will evaluate whether to take any actions to address the concerns of the shareholders with respect to our executive compensation program.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE CD&A, COMPENSATION TABLES AND THE NARRATIVE DISCUSSION ACCOMPANYING THE TABLES.

AUDIT COMMITTEE DISCLOSURE

General Information

The Audit Committee consists of three outside directors of the Board. Our common shares are listed on the NYSE. The members of the Audit Committee have been reviewed by the Board and determined to be independent within the meaning of all applicable SEC regulations and the listing standards of the NYSE.

The charter of the Audit Committee states that the purpose of the Audit Committee is to assist the Board in its oversight of:

- the integrity of our financial statements and financial reporting process, and our systems of internal accounting and financial controls;
- our compliance with legal and regulatory requirements, including our disclosure controls and procedures;
- the annual independent audit of our financial statements, the engagement of our independent registered public accounting firm, and the evaluation of the firm's qualifications, independence and performance;
- the performance of our internal audit function;
- the evaluation of enterprise risk issues; and
- the fulfillment of other responsibilities set forth in its charter.

The full text of the Audit Committee's charter is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee regularly reviews its responsibilities as outlined in its charter, prepares an annual agenda to include all of its responsibilities and conducts a self-assessment and review of the charter annually. The Audit Committee believes it fulfilled its responsibilities under the charter in fiscal 2012.

The Audit Committee schedules its meetings with a view towards ensuring that it devotes appropriate attention to all of its responsibilities. The Audit Committee's meetings include, whenever appropriate, executive sessions with the independent registered public accounting firm and the internal audit service provider, in each case without the presence of management, and discussions with our Chief Financial Officer and internal auditor in separate sessions, in each case without the presence of additional members of management. The Audit Committee also meets in executive session without the presence of anyone else, whenever appropriate.

During fiscal 2012, management completed the documentation, testing and evaluation of our system of internal control over financial reporting in accordance with the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with its oversight, the Audit Committee received periodic updates provided by management and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting. The Audit Committee also reviewed the report of management contained in our Form 10-K, as well as the independent registered public accounting firm's Report of Independent Registered Public Accounting Firm included in our Form 10-K related to its audit of (1) our consolidated financial statements and (2) the effectiveness of our internal control over financial reporting. The Audit Committee continues to oversee efforts related to our system of internal control over financial reporting and management's preparations for the evaluation thereof in fiscal 2013. The Audit Committee has also reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure.

Independent Registered Public Accounting Firm

The Audit Committee engaged Deloitte & Touche LLP as our independent registered public accounting firm to audit our financial statements for fiscal 2012. Deloitte & Touche LLP has served as our independent registered public accounting firm since October 1989. The Audit Committee annually selects our independent registered public accounting firm.

Audit and Non-Audit Services Pre-Approval Policy

Pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy, all audit and non-audit services rendered by Deloitte & Touche LLP in fiscal 2012, including the related fees, were pre-approved by the Audit Committee. Under the policy, the Audit Committee is required to pre-approve all audit and permissible non-audit services performed by the independent registered public accounting firm to assure that the provision of those services does not impair the firm's independence. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees incurred for each category of service at Audit Committee meetings throughout the year.

During the year, it may become necessary to engage the independent registered public accounting firm for additional services that have not been pre-approved. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The member or members to whom pre-approval authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The fees billed to us for the professional services rendered by Deloitte & Touche LLP during the two most recently completed fiscal years were as follows:

($ in thousands)	Fiscal 2011 ($)	Fiscal 2012 ($)
Audit Fees	1,151	1,278
Audit-Related Fees *(1)*	18	33
Tax Fees *(2)*	172	102
All Other Fees *(3)*	2	2
Total Fees	1,343	1,415

(1) For fiscal 2011 and fiscal 2012, the audit-related fees principally related to accounting consultation.

(2) For fiscal 2011, the tax fees principally related to tax compliance services and statements of work related to our foreign acquisition. For fiscal 2012, the tax fees principally related to tax compliance services.

(3) For fiscal 2011 and fiscal 2012, the other fees principally related to online subscription fees for technical accounting support.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2012 with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board Rule 3200T. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. Based on these reviews and discussions, the undersigned members of the Audit Committee recommended to the Board that the audited consolidated financial statements for fiscal 2012 be included in our Form 10-K for filing with the SEC.

Members of the Audit Committee

Philip E. Mallott, Chair
James R. Chambers
Peter J. Hayes

PROPOSAL THREE: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2013

At its March 5, 2013 meeting, the Audit Committee appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2013, subject to our entry into a mutually agreed upon services contract with Deloitte & Touche LLP. The submission of this matter for approval by shareholders is not legally required; however, we believe that such submission is consistent with best practices in corporate governance and is another opportunity for shareholders to provide direct feedback on an important issue of our corporate governance. If the shareholders do not ratify the appointment of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered by the Audit Committee.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if so desired.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2013.

SHAREHOLDER PROPOSALS

Any proposals of shareholders which are intended to be presented at our 2014 annual meeting of shareholders must be received by our Corporate Secretary at our corporate offices on or before December 17, 2013 to be eligible for inclusion in our 2014 proxy statement and form of proxy. Such proposals must be submitted in accordance with Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at our 2014 annual meeting of shareholders without inclusion of that proposal in our 2014 proxy materials and written notice of the proposal is not received by our Corporate Secretary at our corporate offices on or before March 2, 2014, or if we meet other requirements of the SEC rules, proxies solicited by the Board for our 2014 annual meeting of shareholders will confer discretionary authority on the proxy holders named therein to vote on the proposal at the meeting.

ANNUAL REPORT ON FORM 10-K

Our Form 10-K is included with this Proxy Statement in our 2012 Annual Report to Shareholders. Shareholders may also receive a copy of our Form 10-K without charge by writing to: Investor Relations, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228-5311. Our Form 10-K may also be accessed in the Investor Relations section of our website (www.biglots.com) under the "SEC Filings" caption.

PROXY SOLICITATION COSTS

This solicitation of proxies is made by and on behalf of the Board. In addition to mailing the Notice of Internet Availability (or, if applicable, paper copies of this Proxy Statement, the Notice of Annual Meeting of Shareholders and the proxy card) to shareholders of record on the record date, the brokers and banks holding our common shares for beneficial holders must, at our expense, provide our proxy materials to persons for whom they hold our common shares in order that such common shares may be voted. Solicitation may also be made by our officers and regular employees personally or by telephone, mail or electronic mail. Officers and employees who assist with solicitation will not receive any additional compensation. The cost of the solicitation will be borne by us. We have also retained Georgeson Inc. to aid in the solicitation of proxies for a fee estimated to be $6,500, plus reasonable out-of-pocket expenses.

OTHER MATTERS

As of the date of this Proxy Statement, we know of no business that will be presented for consideration at the Annual Meeting other than as referred to in Proposal One, Proposal Two, and Proposal Three above. If any other matter is properly brought before the Annual Meeting for action by shareholders, common shares represented by proxies returned to us and not revoked will be voted on such matter in accordance with the recommendations of the Board.

By order of the Board of Directors,

CHARLES W. HAUBIEL II
Executive Vice President, Chief Administrative Officer and Corporate Secretary

April 16, 2013
Columbus, Ohio

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 1-8897

BIG LOTS, INC.
(Exact name of registrant as specified in its charter)

Ohio	**06-1119097**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 Phillipi Road, P.O. Box 28512, Columbus, Ohio	**43228-5311**
(Address of principal executive offices)	(Zip Code)

(614) 278-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares $0.01 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Shares held by non-affiliates of the Registrant (assuming for these purposes that all executive officers and directors are "affiliates" of the Registrant) was $2,364,831,356 on July 28, 2012, the last business day of the Registrant's most recently completed second fiscal quarter (based on the closing price of the Registrant's Common Shares on such date as reported on the New York Stock Exchange).

The number of the registrant's common shares, $0.01 par value, outstanding as of March 29, 2013, was 57,942,982.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for its 2013 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.



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BIG LOTS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED FEBRUARY 2, 2013

TABLE OF CONTENTS



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PART I

ITEM 1. BUSINESS

The Company

Big Lots, Inc., an Ohio corporation, through its wholly owned subsidiaries (collectively referred to herein as “we,” “us,” and “our” except as used in the reports of our independent registered public accounting firm included in Item 8 of this Annual Report on Form 10-K (“Form 10-K”)), is North America’s largest broadline closeout retailer (see the discussion below under the caption “Closeout Retailing”). At February 2, 2013, we operated a total of 1,574 stores in two countries: the United States of America (“U.S.”) and Canada. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Similar to many other retailers, our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years being comprised of 52 weeks and some being comprised of 53 weeks. Unless otherwise stated, references to years in this Form 10-K relate to fiscal years rather than calendar years. The following table provides a summary of our fiscal year calendar and the associated number of weeks in each fiscal year:

Fiscal Year	Number of Weeks	Year Begin Date	Year End Date
2013	52	February 3, 2013	February 1, 2014
2012	53	January 29, 2012	February 2, 2013
2011	52	January 30, 2011	January 28, 2012
2010	52	January 31, 2010	January 29, 2011
2009	52	February 1, 2009	January 30, 2010
2008	52	February 3, 2008	January 31, 2009

We manage our broadline closeout retailing business on the basis of two segments: U.S. and Canada. Please refer to the consolidated financial statements and related notes in this Form 10-K for our financial information. In our U.S. segment, we evaluate and report overall sales and merchandise performance based on the following key merchandising categories: Food, Consumables, Furniture, Home, Seasonal, Hardlines & Toys and Electronics & Other. The Food category includes the food and specialty food departments. The Consumables category includes the health and beauty, plastics, paper, chemical, and pet departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. The Home category includes the domestics, stationery, and home decorative departments. The Seasonal category includes the lawn & garden, Christmas, summer, and other holiday departments. The Hardlines & Toys category includes the toys, appliances, tools, paint, and home maintenance departments. The Electronics & Other category includes the electronics, jewelry, infant accessories, and apparel departments, as well as the results of certain large closeout deals that we typically acquire through our alternate product sourcing operations. See note 15 to the accompanying consolidated financial statements for the net sales results of our segments and these categories for 2012, 2011, and 2010.

In May 2001, Big Lots, Inc. was incorporated in Ohio and was the surviving entity in a merger with Consolidated Stores Corporation, a Delaware corporation. By virtue of the merger, Big Lots, Inc. succeeded to all the business, properties, assets, and liabilities of Consolidated Stores Corporation. In 2010, all of our operations were located within the U.S. In July 2011, we expanded our operations internationally into Canada with the acquisition of 100% of the outstanding shares of Liquidation World Inc. (now known as Big Lots Canada, Inc.).

Our principal executive offices are located at 300 Phillipi Road, Columbus, Ohio 43228, and our telephone number is (614) 278-6800.

Closeout Retailing

Closeout merchandise generally results from production overruns, packaging changes, discontinued products, liquidations, returns, and other disruptions in the supply chain of manufacturers. We can generally purchase closeout merchandise at lower costs than would be paid by traditional discount retailers, and offer closeout merchandise to our customers at lower prices than those offered by traditional discount retailers. We attempt to maximize the amount of closeout merchandise available in our stores. We work closely with our vendors to obtain brand-name merchandise that is easily recognizable by our customers. In addition to closeout merchandise, we stock many products on a consistent basis that we believe provide great value to our customers. For net sales by merchandise category and as a percent of total net sales, see the discussion below under the captions "2012 Compared To 2011" and "2011 Compared To 2010" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") of this Form 10-K.

Real Estate

The following table compares the number of our stores in operation, by segment, at the beginning and end of each of the last five fiscal years:

	2012	2011	2010	2009	2008
U.S.					
Stores open at the beginning of the year	1,451	1,398	1,361	1,339	1,353
Stores opened during the year	87	92	80	52	21
Stores acquired during the year	—	—	—	—	—
Stores closed during the year	(43)	(39)	(43)	(30)	(35)
Stores open at the end of the year	1,495	1,451	1,398	1,361	1,339
Canada					
Stores open at the beginning of the year	82	—	—	—	—
Stores opened during the year	—	—	—	—	—
Stores acquired during the year	—	89	—	—	—
Stores closed during the year	(3)	(7)	—	—	—
Stores open at the end of the year	79	82	—	—	—
Consolidated					
Stores open at the beginning of the year	1,533	1,398	1,361	1,339	1,353
Stores opened during the year	87	92	80	52	21
Stores acquired during the year	—	89	—	—	—
Stores closed during the year	(46)	(46)	(43)	(30)	(35)
Stores open at the end of the year	1,574	1,533	1,398	1,361	1,339

During 2009, the U.S. commercial real estate market softened and, as a result, the availability of space improved and rental rates eased. This real estate trend, along with continued sales and profitability improvement in our stores, enabled us to accelerate the rate of new store growth from 2009 to 2011. In addition, in 2011, we acquired 89 stores in Canada as the result of our acquisition of Liquidation World Inc. In 2012, we continued our new store expansion activities in the U.S. and we reviewed our portfolio of stores acquired in Canada. For additional information about our real estate strategy, see the discussion under the caption "Operating Strategy - Real Estate" in the accompanying MD&A in this Form 10-K.

The following table details our U.S. stores by state at February 2, 2013:

State	Stores	State	Stores	State	Stores
Alabama	29	Maine	8	Ohio	108
Arizona	38	Maryland	24	Oklahoma	18
Arkansas	13	Massachusetts	20	Oregon	14
California	173	Michigan	49	Pennsylvania	71
Colorado	21	Minnesota	9	Rhode Island	1
Connecticut	12	Mississippi	14	South Carolina	35
Delaware	5	Missouri	27	South Dakota	1
Florida	108	Montana	2	Tennessee	49
Georgia	59	Nebraska	4	Texas	117
Idaho	7	Nevada	12	Utah	10
Illinois	40	New Hampshire	7	Vermont	4
Indiana	46	New Jersey	21	Virginia	39
Iowa	3	New Mexico	12	Washington	27
Kansas	9	New York	60	West Virginia	18
Kentucky	40	North Carolina	73	Wisconsin	10
Louisiana	23	North Dakota	2	Wyoming	2
				District of Columbia	1
				Total stores	**1,495**
				Number of states	**48**

The following table details our Canadian stores by province at February 2, 2013:

Province	Stores	Province	Stores	Province	Stores
Alberta	11	New Brunswick	2	Saskatchewan	6
British Columbia	16	Nova Scotia	4		
Manitoba	4	Ontario	36		
				Total stores	**79**
				Number of provinces	**7**

Of our 1,574 stores, 32% operate in four states: California, Texas, Ohio, and Florida, and net sales from stores in these states represented 35% of our 2012 net sales.

Associates

At February 2, 2013, we had approximately 37,300 active associates comprised of 13,100 full-time and 24,200 part-time associates. Temporary associates hired during the fall and winter holiday selling season increased the number of associates to a peak of approximately 42,700 in 2012. Approximately 65% of the associates employed throughout the year are employed on a part-time basis. We consider our relationship with our associates to be good, and we are not a party to any labor agreements.

Competition

We operate in the highly competitive retail industry. We face strong sales competition from other general merchandise, discount, food, furniture, arts and crafts, and dollar store retailers, who operate in traditional brick and mortar stores and/or the e-commerce marketplace. Additionally, we compete with a number of companies for retail site locations, to attract and retain quality employees, and to acquire our broad assortment of closeout merchandise from vendors.

Purchasing

An integral part of our business is the sourcing and purchasing of quality closeout merchandise directly from manufacturers and other vendors typically at prices below those paid by traditional retailers. We believe that we have built strong relationships with many brand-name vendors and we have capitalized on our purchasing power in the closeout marketplace, including our ability to pay timely. We believe our vendor relationships and purchasing power enable us to source merchandise that provides exceptional value to our customers. We have the ability to source and purchase significant quantities of a vendor's closeout merchandise in specific product categories and to control distribution in accordance with vendor instructions. We believe this ability provides a high level of service and convenience to our vendors.

We supplement our traditional brand-name closeout purchases with direct import and domestically-sourced merchandise, which represents merchandise that our customers expect us to consistently stock in our stores or merchandise that we believe offers our customers a significant value. Our sourcing channels also include bankruptcies, liquidations, and insurance claims. We expect that the unpredictability of the retail and manufacturing environments coupled with what we believe is our dominant purchasing power position will continue to support our ability to source quality closeout merchandise at competitive prices.

We have a merchandising team with extensive closeout purchasing experience, which we believe has enabled us to develop successful long-term relationships with many of the largest and most recognized vendors in North America. As a result of our relationships and our experience and reputation in the closeout industry, we believe many vendors offer buying opportunities to us prior to attempting to dispose of their merchandise through other channels.

Our merchandise is purchased from a broad vendor base of more than 3,000 domestic and foreign vendors. In 2012, our top ten vendors accounted for approximately 18% of total purchases (at cost) while the largest vendor accounted for approximately 6% of total purchases (at cost).

During 2012, we purchased approximately 24% of our merchandise directly from overseas vendors, including approximately 20% from vendors located in China. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. As a result, a significant portion of our merchandise supply is subject to certain risks as described further in "Item 1A. Risk Factors" of this Form 10-K.

Warehouse and Distribution

The majority of the merchandise we sell is received and processed for retail sale and distributed to the retail locations from our seven regional distribution centers. Our U.S. segment is serviced by regional distribution centers located in Pennsylvania, Ohio, Alabama, Oklahoma, and California. Our Canadian segment is serviced by regional distribution centers located in British Columbia and Ontario. While a few of our merchandise vendors deliver merchandise directly to our stores, the large majority of our inventory is managed through our distribution centers to facilitate prompt and efficient distribution of merchandise to our stores and maximize our sales and inventory turnover rate. We selected the locations of our distribution centers in the U.S. in an effort to minimize transportation costs and the distance from distribution centers to our stores.

In addition to the regional distribution centers that handle merchandise, we operate a warehouse in Ohio that distributes fixtures and supplies to our stores.

For additional information regarding our warehouses and distribution facilities and related initiatives, see the discussion under the caption "Warehouse and Distribution" in "Item 2. Properties" of this Form 10-K and the discussion under the caption "Operating Strategy - Cost Structure" in the accompanying MD&A in this Form 10-K.

Advertising and Promotion

Our brand image is an important part of our marketing program. Our principal trademarks, including the Big Lots® family of trademarks, have been registered with the U.S. Patent and Trademark Office and are either registered or pending registration with the Canadian Intellectual Property Office. We use a variety of marketing approaches to promote our brand and retail position through television, internet, in-store point-of-purchase, and print media.

The centerpiece of our U.S. marketing efforts is our television campaign which combines elements of strategic branding and promotion. These same elements are also used in most of our other marketing media. Our highly-targeted media placement strategy uses national cable as the foundation of our television buys which is then supplemented with commercials placed with broadcast networks in key markets. In all markets served by our U.S. stores, we design and distribute printed advertising circulars, through a combination of newspaper insertions and mailings. In 2012, we distributed multi-page circulars covering 30 weeks which included three additional circulars compared to 2011 and 2010. We create regional versions of these circulars to take advantage of market differences caused by product availability, climate, and customer preferences. In addition, we use in-store promotional materials, including in-store signage, to emphasize special bargains and significant values offered to our customers.

Since we acquired Big Lots Canada, Inc., our marketing efforts in Canada have been limited to in-store promotional materials. Our marketing focus in Canada has been on enhancing the presentation of our stores. In 2012, we began evaluating our branding and promotional advertising strategies in Canada based on what actions will assist us in accomplishing our future operational goals and we will begin implementing those which we believe will generate incremental sales.

Our customer list, which we refer to as the Buzz Club® in the U.S., is an important marketing tool that allows us to communicate in a cost effective manner with our customers, including e-mail delivery of our circulars. In addition to the Buzz Club®, in August 2009, we started the Buzz Club Rewards® program ("Rewards"), which has grown rapidly from 1.2 million members at the end of 2009 to 15.3 million members at the end of 2012. Members of the Rewards program may earn discounts on future purchases and receive targeted promotions. Total advertising expense as a percentage of total net sales was 1.9% in each of 2012, 2011, and 2010.

Seasonality

We have historically experienced, and expect to continue to experience, seasonal fluctuations in our sales and profitability, with a larger percentage of our net sales and operating profit realized in the fourth fiscal quarter. In addition, our quarterly net sales and operating profits can be affected by the timing of new store openings and store closings, the timing of television and circular advertising, and the timing of certain holidays. We historically receive a higher proportion of merchandise, carry higher inventory levels, and incur higher outbound shipping and payroll expenses as a percentage of sales in the third fiscal quarter in anticipation of increased sales activity during the fourth fiscal quarter. The fourth fiscal quarter typically includes a leveraging effect on operating results because net sales are higher and certain of our costs, such as rent and depreciation, are fixed and do not vary as sales levels escalate.

The seasonality of our net sales and related merchandise inventory requirements influences our availability of and demand for cash or access to credit. We historically have drawn upon our credit facility to assist in funding our working capital requirements, which typically peak near the end of our third fiscal quarter. We historically have higher net sales, operating profits, and cash flow provided by operations in the fourth fiscal quarter which allows us to substantially repay our seasonal borrowings. In 2012, our total indebtedness (outstanding borrowings and letters of credit) peaked in November 2012 at approximately $574 million under our five-year $700 million unsecured credit facility entered into in July 2011 ("2011 Credit Agreement"). At February 2, 2013, our total indebtedness under the 2011 Credit Agreement was $176.6 million, which included $171.2 million in borrowings and $5.4 million in outstanding letters of credit. We expect that borrowings will vary throughout 2013 depending on various factors, including our seasonal need to acquire merchandise inventory prior to the peak selling season, and the timing and amount of sales to our customers. For a discussion of our sources and uses of funds, see "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" and the discussion under the caption "Capital Resources and Liquidity" in the accompanying MD&A, in this Form 10-K.

Available Information

We make available, free of charge, through the "Investor Relations" section of our website (www.biglots.com) under the "SEC Filings" caption, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission ("SEC").

In this Form 10-K, we incorporate by reference certain information from parts of our Proxy Statement for our 2013 Annual Meeting of Shareholders ("2013 Proxy Statement").

In the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" and "SEC Filings" captions, the following information relating to our corporate governance may be found: Corporate Governance Guidelines; charters of our Board of Directors' Audit, Compensation, Nominating/ Corporate Governance, Strategic Planning, and Public Policy and Environmental Affairs Committees; Code of Business Conduct and Ethics; Code of Ethics for Financial Officers; Chief Executive Officer and Chief Financial Officer certifications related to our SEC filings; the means by which shareholders may communicate with our Board of Directors; and transactions in our securities by our directors and executive officers. The Code of Business Conduct and Ethics applies to all of our associates, including our directors and our principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics for Financial Professionals applies to our Chief Executive Officer and all other Senior Financial Officers (as that term is defined therein) and contains provisions specifically applicable to the individuals serving in those positions. We intend to post amendments to and waivers from, if any, our Code of Business Conduct and Ethics (to the extent applicable to our directors and executive officers) and our Code of Ethics for Financial Professionals in the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" caption. We will provide any of the foregoing information without charge upon written request to our Corporate Secretary. The contents of our websites are not part of this report.

ITEM 1A. RISK FACTORS

The statements in this section describe the material risks to our business and should be considered carefully. In addition, these statements constitute cautionary statements under the Private Securities Litigation Reform Act of 1995.

Our disclosure and analysis in this Form 10-K and in our 2012 Annual Report to Shareholders contain forward-looking statements that set forth anticipated results based on management's plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. Such statements are commonly identified by using words such as "anticipate," "estimate," "expect," "objective," "goal," "project," "intend," "plan," "believe," "will," "should," "may," "target," "forecast," "guidance," "outlook," and similar expressions in connection with any discussion of future operating or financial performance. In particular, forward-looking statements include statements relating to future actions, future performance, or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings, and financial results.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties, and potential inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, or projected results set forth in the forward-looking statements. You should bear this in mind as you consider forward-looking statements.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

Also note that we provide the following cautionary discussion of material risks, uncertainties, and assumptions relevant to our businesses. There can be no assurances that we have correctly and completely identified, assessed, and accounted for all factors that do or may affect our business, financial condition, results of operations, and liquidity. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Additional risks not presently known to us or that we presently believe to be immaterial also may adversely impact us. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, results of operations, and liquidity. Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments we anticipate will be realized or that they will have the expected effects on our business or operations. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our ability to achieve the results contemplated by forward-looking statements is subject to a number of factors, any one, or a combination, of which could materially affect our business, financial condition, results of operations, or liquidity. These factors may include, but are not limited to:

The current economic conditions (including commodity price fluctuations and sustained elevated underemployment) give rise to risks and uncertainties that may adversely affect our capital resources, financial condition, results of operations, and liquidity including, but not limited to the following:

- Fluctuating commodity prices, including but not limited to diesel fuel and other fuels used to generate power by utilities, may affect our gross profit and operating profit margins.
- Our expectations regarding the demand for our merchandise may be inaccurate, which could cause us to under buy or over buy certain categories or departments of merchandise, which could result in customer dissatisfaction or require excessive markdowns to sell through the merchandise.
- Our customers may experience reduced disposable income due to increases in withholdings on personal payroll taxes associated with the social security in the United States and other governmental programs.
- The reaction of our competitors to the marketplace may drive our competitors, some of whom are better capitalized than us, to offer significant discounts or promotions on their merchandise, which could negatively affect our sales and profit margins.
- A downgrade in our credit rating could negatively affect our ability to access capital or could increase the borrowing rates we pay.

If we are unable to continue to successfully execute our operating strategies in our U.S. segment, our operating performance could be significantly impacted.

There is a risk that we will be unable to meet or exceed our operating performance targets and goals in the future if our strategies and initiatives are unsuccessful. In 2010, we announced operating performance targets and goals as part of an updated strategic plan that we intended to use as our roadmap for the future. We continued to execute on that plan in 2012, which included a growth phase and a continued focus on merchandising, real estate, and cost structure. During 2012, our senior management performed a review and provided our Board of Directors with an updated view of our strategic plan for 2013 and beyond. In December 2012, we announced the intention of our Chairman, Chief Executive Officer and President, Steven S. Fishman, to retire in 2013, once his successor has been identified. The successful hiring of a new Chief Executive Officer and the completion of the review our strategic plan could impact our abilities to meet our operating performance targets. See the accompanying MD&A in this Form 10-K for additional information concerning our operating strategy.

If we are unable to successfully implement our operating strategies in our Canadian segment, our operating performance could be significantly impacted.

In 2011, we acquired Liquidation World Inc. as an avenue for entry into the Canadian retail market, which was not specifically included in the strategic plan announced in 2010, but fell within the growth phase goals of our overall plan. In 2012, the Company began implementing an operating strategy in Canada similar to that of our U.S. segment. If we are unable to successfully complete the implementation of this strategy in Canada, such failure could have a material adverse affect on our consolidated operating performance and the value of our goodwill and intangibles assets associated with the Canadian segment could be negatively affected. See the accompanying MD&A in this Form 10-K for additional information concerning our operating strategy.

If we are unable to compete effectively in the highly competitive discount retail industry, our business and results of operations may be materially adversely affected.

The discount retail business, which includes both traditional brick and mortar stores and the e-commerce marketplace, is highly competitive. As discussed in Item 1 of this Form 10-K, we compete for customers, products, employees, real estate, and other aspects of our business with a number of other companies. Certain of our competitors have greater financial, distribution, marketing, and other resources than us. It is possible that increased competition or improved performance by our competitors may reduce our market share, gross margin, and operating margin, and may materially adversely affect our business and results of operations in other ways.

If we are unable to compete effectively with the growing e-commerce sector, our business and results of operations may be materially adversely affected.

With the continued expansion of mobile computing devices and smart phones, competition from the e-commerce sector continues to grow and our current operating strategy does not include plans for expansion into the on-line marketplace. Certain of our competitors, and a number of e-commerce retailers, have established e-commerce operations against which we compete for customers and products. It is possible that the increasing competition from the e-commerce sector may reduce our market share, gross margin, and operating margin, and may materially adversely affect our business and results of operations in other ways.

Changes by vendors related to the management of their inventories may reduce the quantity and quality of brand-name closeout merchandise available to us or may increase our cost to acquire brand-name closeout merchandise, either of which may materially adversely affect our revenues and gross margin.

For the closeout component of our business, we do not control the supply, design, function, availability, or cost of many of the products that we offer for sale in our stores. Our ability to meet or exceed our operating performance targets for gross margin depends upon the sufficient availability of closeout merchandise that we can acquire and offer at prices that represent a value to our customers. In addition, we rely on our vendors to provide us with quality merchandise. To the extent that certain of our vendors are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of closeout merchandise available to us could be materially reduced. Shortages or disruptions in the availability of closeout merchandise of a quality acceptable to our customers and us would likely have a material adverse effect on our sales and gross margin and may result in customer dissatisfaction.

We rely on vendors located in foreign countries for significant amounts of merchandise and a significant amount of our domestically-purchased merchandise is manufactured abroad. Our business may be materially adversely affected by risks associated with international trade.

Global sourcing of many of the products we sell is an important factor in driving higher gross margin. During 2012, we purchased approximately 24% of our products directly from overseas vendors including 20% from vendors located in China. Our ability to identify qualified vendors and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside of North America. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control including increased shipping costs, increased import duties, more restrictive quotas, loss of most favored nation trading status, currency and exchange rate fluctuations, work stoppages, transportation delays, economic uncertainties such as inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, trade restrictions (including retaliation by the United States against foreign practices), political instability, the financial stability of vendors, merchandise quality issues, and tariffs. These and other issues affecting our international vendors could materially adversely affect our business and financial performance.

Disruption to our distribution network, the capacity of our distribution centers, and the timely receipt of merchandise inventory could adversely affect our operating performance.

We rely on our ability to replenish depleted merchandise inventory through deliveries to our distribution centers and from the distribution centers to our stores by various means of transportation, including shipments by sea, rail and truck carriers. A decrease in the capacity of carriers and/or labor strikes or shortages in the transportation industry could negatively affect our distribution network, the timely receipt of merchandise and transportation costs. In addition, long-term disruptions to North American and international transportation infrastructure from wars, political unrest, terrorism, natural disasters, governmental budget constraints and other significant events that lead to delays or interruptions of service could adversely affect our business. Also, a fire, earthquake, or other disaster at one of our distribution centers could disrupt our timely receipt, processing and shipment of merchandise to our stores which could adversely affect our business. As we continue to expand our operations, we may face increased or unexpected demands on distribution center operations, as well as unexpected demands on our distribution network. In addition, new store locations receiving shipments that are increasingly further away from our distribution centers will increase transportation costs, accentuated by rising fuel prices, and may create transportation scheduling strains.

Our inability to properly manage our inventory levels and offer merchandise that our customers want may materially impact our business and financial performance.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must seek to avoid accumulating excess inventory in order to maintain appropriate in-stock levels. As stated above, we obtain approximately one quarter of our merchandise from vendors outside of North America. These foreign vendors often require lengthy advance notice of our requirements in order to be able to supply products in the quantities that we request. This usually requires us to order merchandise and enter into purchase order contracts for the purchase of such merchandise well in advance of the time these products are offered for sale. As a result, we may experience difficulty in responding to a changing retail environment, which makes us vulnerable to changes in price and in consumer preferences. In addition, we attempt to maximize our gross margin and operating efficiency by delivering proper quantities of merchandise to our stores in a timely manner. If we do not accurately anticipate future demand for a particular product or the time it will take to replenish inventory levels, our inventory levels may not be appropriate and our results of operations may be negatively impacted.

Declines in general economic condition, disposable income levels, and other conditions could lead to reduced consumer demand for our merchandise thereby materially affecting our revenues and gross margin.

Our results of operations can be directly impacted by the health of the economies of the United States and Canada. Our business and financial performance may be adversely impacted by current and future economic conditions, including factors that may restrict or otherwise negatively impact consumer financing, disposable income levels, unemployment levels, energy costs, interest rates, recession, inflation, the impact of unseasonable weather, natural disasters or terrorist activities and other matters that influence consumer spending. Specifically, our Furniture, Home, and Seasonal categories are threatened when disposable income levels are negatively impacted by economic conditions. Additionally, our cyclical product offerings in our Seasonal category are threatened when we experience extended periods of unseasonable weather. In particular, the economic conditions and weather patterns of four states (Ohio, Texas, California, and Florida) are important as approximately 32% of our current stores operate in these states and 35% of our 2012 net sales occurred in these states.

Changes in federal or state/provincial legislation and regulations, including the effects of legislation and regulations on product safety, could increase our cost of doing business and adversely affect our operating performance.

We are exposed to the risk that new federal or state/provincial legislation, including new product safety laws and regulations, may negatively impact our operations and adversely affect our operating performance. Additional changes in product safety legislation or regulations may lead to product recalls and the disposal or write-off of merchandise, as well as fines or penalties and reputational damage. If our merchandise, including food and consumable products, do not meet applicable governmental safety standards or our customers' expectations regarding quality or safety, we could experience lost sales, increased costs and be exposed to legal and reputational risk. Our inability to comply on a timely basis with regulatory requirements, or execute product recalls in a timely manner, could result in fines or penalties which could have a material adverse effect on our financial results. In addition, negative customer perceptions regarding the safety of the products we sell could cause us to lose market share to our competitors. If this occurs, it may be difficult for us to regain lost sales.

We may be subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

From time to time, we may be involved in lawsuits and regulatory actions, including various collective or class action lawsuits that are brought against us for alleged violations of the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation, we may not be able to accurately determine the impact on us of any future adverse outcome of such proceedings. The ultimate resolution of these matters could have a material adverse impact on our financial condition, results of operations, and liquidity. In addition, regardless of the outcome, these proceedings could result in substantial cost to us and may require us to devote substantial resources to defend ourselves. For a description of certain current legal proceedings, see note 10 to the accompanying consolidated financial statements.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage is subject to deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on the dispersion of our operations. However, we may incur certain types of losses that we cannot insure or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime and some natural disasters. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative cost trends in the insurance market, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our workers' compensation, general liability, including automobile, and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including potential increases in medical and indemnity costs, could result in materially different amounts of expense than expected under these programs, which could have a material adverse effect on our financial condition and results of operations. Although we continue to maintain property insurance for catastrophic events, we are self-insured for losses up to the amount of our deductibles. If we experience a greater number of self-insured losses than we anticipate, our financial performance could be adversely affected.

A significant decline in our operating profit and taxable income may impair our ability to realize the value of our long-lived assets and deferred tax assets.

We are required by accounting rules to periodically assess our property and equipment, goodwill, intangible assets, and deferred tax assets for impairment and recognize an impairment loss or valuation charge, if necessary. In performing these assessments for our U.S. segment, we use our historical financial performance to determine whether we have potential impairments or valuation concerns and as evidence to support our assumptions about future financial performance. In relation to our Canadian segment, we use our estimate of future financial performance in performing these assessments (exclusive of matters associated with deferred tax assets) as we do not believe that past performance is indicative of the future performance of the segment. If our financial performance significantly declines, it could negatively affect the results of our assessments of the recoverability of our property and equipment, goodwill, intangible assets, and our deferred tax assets. A significant decline in our future operating results could impair our ability to recover the value of these assets. Impairment or valuation charges taken against property and equipment, goodwill, intangible assets, and deferred tax assets could be material and could have a material adverse impact on our capital resources, financial condition, results of operations, and liquidity (see the discussion under the caption "Critical Accounting Policies and Estimates" in the accompanying MD&A in this Form 10-K for additional information regarding our accounting policies for long-lived assets, goodwill, and income taxes).

Our inability, if any, to comply with the terms of the 2011 Credit Agreement may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

We have the ability to borrow funds under the 2011 Credit Agreement and we utilize this ability at various times depending on operating or other cash flow requirements. The 2011 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of a leverage ratio and a fixed charge coverage ratio. A violation of any of these covenants may permit the lenders to restrict our ability to further access loans and letters of credit and may require the immediate repayment of any outstanding loans. Our failure to comply with these covenants may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to maintain or upgrade our information systems and software programs or if we are unable to convert to alternate systems in an efficient and timely manner, our operations may be disrupted or become less efficient.

We depend on a variety of information systems for the efficient functioning of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. The software programs supporting many of our systems are licensed to us by independent software developers. Costs and potential interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of our existing systems could disrupt or reduce the efficiency of our business.

If we are unable to retain existing and secure suitable new store locations under favorable lease terms, our financial performance may be negatively affected.

We lease almost all of our stores and a significant number of these leases expire or are up for renewal each year, as noted below in "Item 2. Properties" to this Form 10-K. Our strategy to improve our financial performance includes sales growth while managing the occupancy cost of each of our stores. A significant component of our sales growth strategy is to open new store locations. If the commercial real estate market tightens and we are not able to negotiate favorable new store leases and lease renewals, our financial position, results of operations, and liquidity may be negatively affected.

If we are unable to attract, train, and retain highly qualified associates while also controlling our labor costs, our financial performance may be negatively affected.

Our customers expect a positive shopping experience, which is driven by a high level of customer service from our associates and a quality presentation of our merchandise. To grow our operations and meet the needs and expectations of our customers, we must attract, train, and retain a large and growing number of highly qualified associates, while at the same time control labor costs. We compete with other retail businesses for many of our associates in hourly and part-time positions. These positions have historically had high turnover rates, which can lead to increased training and retention costs. In addition, our ability to control labor costs is subject to numerous external factors, including prevailing wage rates, the impact of legislation or regulations governing labor relations or benefits, and health insurance costs.

The loss of key personnel may have a material impact on our future results of operations.

We believe that we benefit substantially from the leadership and experience of our senior executives. The loss of services of any of these individuals could have a material adverse impact on our business. In 2012, our Chairman, Chief Executive Officer and President, Steven S. Fishman announced his intentions to retire in 2013 after his successor is identified. Competition for key personnel in the retail industry is intense and our future success will depend on our ability to recruit, train, and retain our senior executives and other qualified personnel.

Changes in accounting guidance could significantly affect our results of operations and the presentation of those results.

Changes in accounting standards, including new interpretations and applications of accounting standards, may have adverse effects on our financial condition, results of operations, and liquidity. The governing accounting bodies, specifically the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB"), have proposed numerous significant changes to current accounting standards. This proposed new guidance could significantly change the presentation of financial information and results of operations. Additionally, the new guidance may require us to make systems and other changes that could increase our operating costs. Specifically, implementing future accounting guidance related to leases and other areas impacted by the current convergence project between the FASB and IASB could require us to make significant changes to our lease management system or other accounting systems.

If we are unable to secure company, employee, and customer data, our systems could be compromised, our reputation could be damaged, and we could be subject to penalties or lawsuits.

The protection of our company, employee, and customer data is critical to us. Potential breaches of our systems could cause significant operational issues or disrupt the allocation or flow of merchandise to our stores. In addition, our customers have a high expectation that we will adequately protect their personal information. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and constantly changing requirements across our business. A significant breach of company, employee, or customer data could damage our reputation and result in lost sales, fines, and/or lawsuits.

The price of our common shares as traded on the New York Stock Exchange may be volatile.

Our stock price may fluctuate substantially as a result of factors beyond our control, including but not limited to, general economic and stock market conditions, risks relating to our business and industry as discussed above, strategic actions by us or our competitors, variations in our quarterly operating performance, our future sales or purchases of our common shares, and investor perceptions of the investment opportunity associated with our common shares relative to other investment alternatives.

The bankruptcy of our formerly owned KB Toys business may adversely affect our financial performance.

In December 2000, we sold the KB Toys business to KB Acquisition Corporation. On January 14, 2004, KB Acquisition Corporation and certain affiliated entities (collectively "KB-I") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. On August 30, 2005, in connection with the acquisition by an affiliate of Prentice Capital Management of majority ownership of KB-I, KB-I emerged from their January 14, 2004 bankruptcy (the KB Toys business that emerged from bankruptcy is hereinafter referred to as "KB-II"). On December 11, 2008, KB-II filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. Based on information we have received subsequent to the December 11, 2008 bankruptcy filing, we believe we still may have indemnification and guarantee obligations ("KB-II Bankruptcy Lease Obligations") with respect to 29 KB Toys store leases. Because of uncertainty inherent in the assumptions used to estimate this liability, our estimated liability could ultimately prove to be understated and could result in a material adverse impact on our financial condition, results of operations, and liquidity. For additional information regarding the KB Toys bankruptcies, see note 13 to the accompanying consolidated financial statements.

We also may be subject to a number of other factors which may, individually or in the aggregate, materially or adversely affect our business. These factors include, but are not limited to:

- Changes in governmental laws and regulations, including matters related to taxation;
- Events or circumstances could occur which could create bad publicity for us or for types of merchandise offered in our stores which may negatively impact our business results including sales;
- Infringement of our intellectual property, including the Big Lots trademarks, could dilute our value;
- Our ability to establish effective advertising, marketing, and promotional programs; and
- Other risks described from time to time in our filings with the SEC.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Retail Operations

All of our stores are located in North America, predominantly in strip shopping centers, and have an average store size of approximately 30,100 square feet, of which an average of 21,800 is selling square feet. The average cost to open a new store in a leased facility during 2012 was approximately $1.2 million, including cost of inventory. Except for 56 owned sites in our U.S. segment, all of our stores are leased. In 2012, we acquired two store properties for an aggregate purchase price of $8.3 million. Additionally, we closed one owned site in 2012 for which we have not yet completed the sale transaction. Since this owned site is no longer operating as an active store, it has been excluded from our store counts at February 2, 2013. The 56 owned stores are located in the following states:

State	Stores Owned
Arizona	3
California	40
Colorado	3
Florida	3
Louisiana	1
New Mexico	2
Ohio	1
Texas	3
Total	56

Store leases generally obligate us for fixed monthly rental payments plus the payment, in most cases, of our applicable portion of real estate taxes, common area maintenance costs ("CAM"), and property insurance. Some leases require the payment of a percentage of sales in addition to minimum rent. Such payments generally are required only when sales exceed a specified level. Our typical store lease is for an initial minimum term of five to ten years with multiple five-year renewal options. Seventy-four store leases have sales termination clauses which can result in our exiting a location at our option if certain sales volume results are not achieved.

The following table summarizes the number of store lease expirations in each of the next five fiscal years and the total thereafter. In addition, as stated above, many of our store leases have renewal options. The table also includes the number of leases that are scheduled to expire each year that do not have a renewal option. The information includes stores with more than one lease and leases for stores not yet open. It excludes 17 month-to-month leases and 56 owned locations.

Fiscal Year:	Expiring Leases	Leases Without Options
2013	305	55
2014	308	44
2015	246	37
2016	249	37
2017	215	38
Thereafter	230	17

Warehouse and Distribution

At February 2, 2013, we owned or leased approximately 9.5 million square feet of distribution center and warehouse space. We own and operate five regional distribution centers strategically placed across the United States in Ohio, California, Alabama, Oklahoma, and Pennsylvania. We lease and operate two regional distribution centers in Canada located in British Columbia and Ontario. The regional distribution centers in our U.S. segment utilize warehouse management technology, which we believe enables high accuracy and efficient processing of merchandise from vendors to our retail stores. The combined output of our regional distribution centers was approximately 2.6 million cartons per week in 2012. Certain vendors deliver merchandise directly to our stores when it supports our operational goal to move merchandise from our vendors to the sales floor in the most efficient manner.

The number of owned and leased distribution centers and warehouse space and the corresponding square footage of the facilities by state and province at February 2, 2013, were as follows:

				Square Footage		
State / Province	Owned	Leased	Total	Owned	Leased	Total
				(Square footage in thousands)		
U.S. segment:						
Ohio	1	—	1	3,559	—	3,559
California	1	—	1	1,423	—	1,423
Alabama	1	—	1	1,411	—	1,411
Oklahoma	1	—	1	1,297	—	1,297
Pennsylvania	1	—	1	1,295	—	1,295
Sub-total	5	—	5	8,985	—	8,985
Canadian segment:						
British Columbia	—	1	1	—	216	216
Ontario	—	1	1	—	261	261
Sub-total	—	2	2	—	477	477
Total	5	2	7	8,985	477	9,462

Corporate Offices

We own the facility in Columbus, Ohio that serves as our general office for our U.S. associates. We lease the facility in Brantford, Ontario that serves as our general office for our Canadian associates.

ITEM 3. LEGAL PROCEEDINGS

No response is required under Item 103 of Regulation S-K. For a discussion of certain litigated matters, see note 10 to the accompanying consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

None.

SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers at February 2, 2013 were as follows:

Name	Age	Offices Held	Officer Since
Steven S. Fishman	62	Chairman, Chief Executive Officer and President	2005
Lisa M. Bachmann	51	Executive Vice President, Chief Operating Officer	2002
Joe R. Cooper	55	Executive Vice President and President, Big Lots Canada, Inc.	2000
Charles W. Haubiel II	47	Executive Vice President, Chief Administrative Officer and Corporate Secretary	1999
John C. Martin	62	Executive Vice President, Chief Merchandising Officer	2003
Robert C. Claxton	58	Senior Vice President, Marketing	2005
Timothy A. Johnson	45	Senior Vice President, Chief Financial Officer	2004
Carlos V. Rodriguez	45	Senior Vice President, Distribution and Transportation Services	2012
Michael A. Schlonsky	46	Senior Vice President, Human Resources	2000
Robert S. Segal	58	Senior Vice President, General Merchandise Manager	2005
Timothy J. Slade	49	Senior Vice President, Store Operations	2012
Paul A. Schroeder	47	Vice President, Controller	2005

Steven S. Fishman became Chairman, Chief Executive Officer and President in July 2005. Before joining us, Mr. Fishman was President, Chief Executive Officer and Chief Restructuring Officer of Rhodes, Inc., a furniture retailer which filed for bankruptcy on November 4, 2004; Chairman and Chief Executive Officer of Frank's Nursery & Crafts, Inc., a lawn and garden specialty retailer which filed for bankruptcy on September 8, 2004; and President and Founder of SSF Resources, Inc., an investment and consulting firm.

Lisa M. Bachmann is responsible for store operations, information technology, merchandise planning and allocation, and distribution and transportation services. Mrs. Bachmann was promoted to Executive Vice President, Chief Operating Officer in August 2012, and assumed responsibility for store operations. Mrs. Bachmann was promoted to Executive Vice President, Supply Chain Management and Chief Information Officer in March 2010 and assumed responsibility for distribution and transportation services. Mrs. Bachmann assumed responsibility for information technology in 2005. Mrs. Bachmann joined us as Senior Vice President, Merchandise Planning, Allocation and Presentation in March 2002. Prior to joining us, Mrs. Bachmann was Senior Vice President of Planning and Allocation of Ames Department Stores, Inc., a discount retailer.

Joe R. Cooper is responsible for our Canadian operations. Mr. Cooper was appointed President of Big Lots Canada, Inc. in July 2011. Mr. Cooper was promoted to Executive Vice President in March 2010 and assumed responsibility for loss prevention and risk management. Prior to that, Mr. Cooper was promoted to Senior Vice President and Chief Financial Officer in February 2004. Mr. Cooper joined us as Vice President of Strategic Planning and Investor Relations in May 2000. In July 2000, he assumed responsibility for the treasury department and was appointed Vice President, Treasurer.

Charles W. Haubiel II is responsible for legal, real estate, human resources and loss prevention. He was promoted to Executive Vice President, Chief Administrative Officer in August 2012 and assumed responsibility for our human resources and loss prevention departments. Mr. Haubiel was promoted to Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary in March 2010 and assumed responsibility for real estate in January 2008. Prior to that, Mr. Haubiel was promoted to Senior Vice President, General Counsel and Corporate Secretary in November 2004. Mr. Haubiel joined us in 1997 as Senior Staff Counsel and was promoted to Director, Corporate Counsel and Assistant Secretary in 1999, and to Vice President, General Counsel and Corporate Secretary in 2000.

John C. Martin is responsible for merchandising, global sourcing, and marketing. Mr. Martin was promoted to Executive Vice President, Chief Merchandising Officer in August 2012 and assumed responsibility for our merchandising, global sourcing and marketing departments. Prior to that Mr. Martin was promoted to Executive Vice President, Administration in April of 2011 where he was responsible for store operations and human resources. Prior to that, Mr. Martin was Executive Vice President, Merchandising, where he was responsible for merchandising. Prior to joining us in 2003, Mr. Martin was President of Garden Ridge Corporation, an arts and crafts retailer which filed for bankruptcy on February 2, 2004. Mr. Martin also served as President and Chief Operating Officer of Michaels Stores, Inc., an arts and crafts retailer, and President, Retail Stores Division of OfficeMax Incorporated, an office supply retailer.

Robert C. Claxton is responsible for marketing, merchandise presentation, and sales promotion. Prior to joining us in 2005, Mr. Claxton served as General Manager and Executive Vice President of Initiative Media, an advertising and communications company, and Chief Marketing Officer and Senior Vice President of Montgomery Ward, a retailer.

Timothy A. Johnson is responsible for financial reporting and controls, financial planning and analysis, treasury, risk management, tax, internal audit, and investor relations disciplines. He was promoted to Senior Vice President and Chief Financial Officer in August 2012 when he assumed the additional responsibilities of treasury and risk management. He was promoted to Senior Vice President of Finance in July 2011 after serving as Vice President of Strategic Planning and Investor Relations since January 2004. He joined us in August 2000 as Director of Strategic Planning. Prior to joining us, Mr. Johnson held various positions of increasing responsibility at The Limited, Inc, culminating in his last position as Director of Financial Reporting for Structure, a former division of The Limited, Inc., an apparel retailer.

Carlos V. Rodriguez is responsible for warehousing, distributing, and transporting merchandise. Mr. Rodriguez joined us in 2012 as Senior Vice President, Distribution and Transportation Services. Prior to joining us, Mr. Rodriguez held various supply chain management positions, including Vice President, Supply Chain Operations, with Office Depot, Inc., an office supply retailer.

Robert S. Segal is responsible for merchandising in the furniture, home, seasonal, and hardlines categories. Mr. Segal joined us in 2004 as Vice President, Divisional Merchandise Manager, Furniture, and was promoted to Senior Vice President, General Merchandise Manager for furniture and home categories in January 2008. He assumed responsibility for the hardlines category in July 2012. Prior to that, Mr. Segal assumed responsibility for the seasonal category in March of 2010. Prior to joining us, Mr. Segal served as Divisional Vice President, Housewares and Home of Shopko Operating Co., LLC, a discount retailer, from 1995 to 2004.

Michael A. Schlonsky is responsible for talent management and oversight of human resources. He was promoted to Senior Vice President, Human Resources in August 2012. Mr. Schlonsky was promoted to Vice President, Associate Relations and Benefits in 2010 and assumed responsibility for compensation in 2011. Prior to that, Mr. Schlonsky was promoted to Vice President, Associate Relations and Risk Management in 2005. Mr. Schlonsky joined us in 1993 as Staff Counsel and was promoted to Director, Risk Management in 1998 and to Vice President, Risk Management and Administrative Services in 2000.

Timothy J. Slade is responsible for store operations, including store standards, customer service, personnel development, program implementation, and execution. Mr. Slade joined us in 2012 as Senior Vice President, Store Operations. Prior to joining us, Mr. Slade was the Senior Vice President, Retail Operations for Party City Corporation, a retailer, and Senior Vice President, Store Operations for Linens-N-Things, a retailer, which filed for bankruptcy on May 2, 2008.

Paul A. Schroeder is responsible for internal and external financial reporting and accounting operations including payroll, accounts payable, and inventory control. Mr. Schroeder joined us as Director, Accounting Operations in April 2005, and was promoted to Vice President, Controller in September 2005. Prior to joining us, Mr. Schroeder was Director of Finance at American Signature, Inc., a furniture retailer, and held various finance positions with Limited Brands, Inc., a retailer.

PART II. OTHER INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are listed on the New York Stock Exchange ("NYSE") under the symbol "BIG." The following table reflects the high and low sales prices per common share for our common shares as reported on the NYSE composite tape for the fiscal periods indicated:

	2012		2011	
	High	**Low**	**High**	**Low**
First Quarter	$47.22	$34.46	$44.44	$31.57
Second Quarter	41.42	33.50	41.42	30.83
Third Quarter	42.26	28.46	38.91	28.89
Fourth Quarter	$32.66	$26.69	$41.81	$35.65

Our Board of Directors historically has authorized reinvesting available cash in capital expenditures for growth opportunities, improving the Company's information systems, and maintaining our assets. After making such investments, the Company has utilized its excess cash for share repurchase programs. We historically have not paid dividends. Any future decisions on the uses of excess cash would be determined by our Board of Directors taking into account business conditions then existing, including our earnings, financial requirements and condition, opportunities for reinvesting cash, and other factors.

On May 25, 2011, our Board of Directors authorized a share repurchase program providing for the repurchase of $400.0 million of our common shares ("2011 Repurchase Program"). On May 22, 2012, our Board of Directors authorized a share repurchase program providing for the repurchase of $200.0 million of our common shares ("2012 Repurchase Program"). During 2012, we purchased 8.1 million of our common shares having an aggregate cost of $298.5 million with a volume weighted average price paid per share of $36.79. As a result of the repurchases during 2012, our authorizations under both the 2011 Repurchase Program and the 2012 Repurchase Program were exhausted.

The repurchased common shares were placed into treasury and may be used for general corporate purposes including the issuance of shares related to equity compensation plans.

The following table sets forth information regarding our repurchase of our common shares during the fourth fiscal quarter of 2012:

(In thousands, except price per share data)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 28, 2012 - November 24, 2012	—	$—	—	$—
November 25, 2012 - December 22, 2012...	—	—	—	—
December 23, 2011 - February 2, 2013.....	—	—	—	—
Total	—	$—	—	$—

At the close of trading on the NYSE on March 29, 2013, there were approximately 913 registered holders of record of our common shares.

The following graph and table compares, for the five fiscal years ended February 2, 2013, the cumulative total shareholder return for our common shares, the S&P 500 Index, and the S&P 500 Retailing Index. Measurement points are the last trading day of each of our fiscal years ended January 31, 2009, January 30, 2010, January 29, 2011, January 28, 2012 and February 2, 2013. The graph and table assume that $100 was invested on February 2, 2008, in each of our common shares, the S&P 500 Index, and the S&P 500 Retailing Index and reinvestment of any dividends. The stock price performance on the following graph and table is not necessarily indicative of future stock price performance.



Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
Jan08
Jan09
Jan10
Jan11
Jan12
Jan13
Big Lots, Inc.
S&P 500 Index
S&P 500 Retailing Index

	Indexed Returns Years Ended					
Company / Index	**Base Period January 2008**	**January 2009**	**January 2010**	**January 2011**	**January 2012**	**January 2013**
Big Lots, Inc.	$100.00	$76.81	$162.25	$181.72	$228.44	$184.69
S&P 500 Index.	100.00	60.63	80.72	97.88	103.10	121.24
S&P 500 Retailing Index	$100.00	$62.29	$ 96.89	$123.20	$139.74	$177.59

ITEM 6. SELECTED FINANCIAL DATA

The following statements of operations and balance sheet data have been derived from our consolidated financial statements and should be read in conjunction with MD&A and the consolidated financial statements and related notes included herein.

(In thousands, except per share amounts and store counts)	Fiscal Year				
	2012 [(a)(c)]	2011 [(b)(c)]	2010 [(b)]	2009 [(b)]	2008 [(b)(d)]
Net sales	$5,400,119	$5,202,269	$4,952,244	$4,726,772	$ 4,645,283
Cost of sales (exclusive of depreciation expense shown separately below)	3,282,469	3,131,862	2,939,793	2,807,466	2,787,854
Gross margin	2,117,650	2,070,407	2,012,451	1,919,306	1,857,429
Selling and administrative expenses	1,712,910	1,634,532	1,576,500	1,532,356	1,523,882
Depreciation expense	106,286	90,280	78,606	74,904	78,624
Gain on sale of real estate	—	—	—	(12,964)	—
Operating profit	298,454	345,595	357,345	325,010	254,923
Interest expense	(4,192)	(3,530)	(2,573)	(1,840)	(5,282)
Other income (expense)	51	(173)	612	175	65
Income from continuing operations before income taxes	294,313	341,892	355,384	323,345	249,706
Income tax expense	117,148	134,657	132,837	121,975	94,908
Income from continuing operations	177,165	207,235	222,547	201,370	154,798
Loss from discontinued operations, net of tax	(44)	(171)	(23)	(1,001)	(3,251)
Net income	$ 177,121	$ 207,064	$ 222,524	$ 200,369	$ 151,547
Earnings per common share - basic:					
Continuing operations	$ 2.96	$ 3.03	$ 2.87	$ 2.47	$ 1.91
Discontinued operations	—	—	—	(0.01)	(0.04)
	$ 2.96	$ 3.03	$ 2.87	$ 2.45	$ 1.87
Earnings per common share - diluted:					
Continuing operations	$ 2.93	$ 2.99	$ 2.83	$ 2.44	$ 1.89
Discontinued operations	—	—	—	(0.01)	(0.04)
	$ 2.93	$ 2.98	$ 2.83	$ 2.42	$ 1.85
Weighted-average common shares outstanding:					
Basic	59,852	68,316	77,596	81,619	81,111
Diluted	60,476	69,419	78,581	82,681	82,076
Balance sheet data:					
Total assets	$1,753,626	$1,641,310	$1,619,599	$1,669,493	$ 1,432,458
Working capital [(e)]	460,996	421,836	509,788	580,446	355,776
Cash and cash equivalents	60,581	68,547	177,539	283,733	34,773
Long-term obligations under bank credit facility	171,200	65,900	—	—	—
Shareholders' equity	$ 758,142	$ 823,233	$ 946,793	$1,001,412	$ 774,845
Cash flow data:					
Cash provided by operating activities	$ 281,133	$ 318,471	$ 315,257	$ 392,026	$ 211,063
Cash used in investing activities	$ (130,357)	$ (120,712)	$ (114,552)	$ (77,937)	$ (88,192)
Store data:					
Total gross square footage	47,376	45,780	42,037	40,591	39,888
Total selling square footage	34,267	33,119	30,210	29,176	28,674
Stores opened during the fiscal year	87	92	80	52	21
Stores acquired during the fiscal year	—	89	—	—	—
Stores closed during the fiscal year	(46)	(46)	(43)	(30)	(35)
Stores open at end of the fiscal year	1,574	1,533	1,398	1,361	1,339

(a) The period presented is comprised of 53 weeks.

(b) The period presented is comprised of 52 weeks.

(c) On July 18, 2011, the Company completed its acquisition of Liquidation World Inc., whose results are included in the consolidated results since that date.

(d) We adopted the measurement date provisions of guidance under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 715-30-35, *Defined Benefit Plans-Pension* (Statement of Financial Accounting Standard ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans)* in 2008, which resulted in an adjustment to accumulated other comprehensive loss of $66 ($40 net of tax).

(e) For 2008, working capital included $61.7 million for current maturities under bank credit facility because the 2004 Credit Agreement terminated in 2009.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The discussion and analysis presented below should be read in conjunction with the accompanying consolidated financial statements and related notes. Please refer to "Item 1A. Risk Factors" of this Form 10-K for a discussion of forward-looking statements and certain risk factors that may have a material adverse effect on our business, financial condition, results of operations, and/or liquidity.

Our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years with 52 weeks and some with 53 weeks. Fiscal year 2012 was comprised of 53 weeks. Fiscal years 2011 and 2010 were each comprised of 52 weeks. Fiscal year 2013 will be comprised of 52 weeks.

Operating Results Summary

The following are the results from 2012 that we believe are key indicators of both our consolidated and segment operating performance when compared to 2011.

Consolidated Highlights

- Net sales increased $197.9 million, or 3.8%.
- Diluted earnings per common share from continuing operations decreased from $2.99 in 2011 to $2.93 in 2012, which included the impact of a non-cash, non-recurring charge of $0.06 per diluted share related to a change in accounting principle associated with the implementation of our new retail inventory systems in the U.S.
- Inventory increased by 11.2%, or $92.8 million, to $918.0 million in 2012.
- We acquired 8.1 million of our outstanding common shares for $298.5 million, which exhausted the authorizations under both the 2011 Repurchase Program and the 2012 Repurchase Program.

U.S. Segment Highlights

- Net sales increased $105.1 million or 2.0%.
- Comparable store sales for stores open at least fifteen months decreased 2.7%.
- Gross margin dollars increased $14.0 million, while gross margin rate decreased 50 basis points from 39.8% to 39.3% of sales.
- Selling and administrative expenses increased $44.8 million. As a percentage of net sales, selling and administrative expenses increased 30 basis points to 31.4% of sales.
- Operating profit rate decreased 100 basis points to 6.0%, or $45.7 million.

Canadian Segment Highlights

- Net sales increased $92.7 million to $154.8 million compared to 2011 net sales of $62.1 million, which covered the period from the date of acquisition (July 18, 2011) through the year end.
- Operating loss rate decreased to 8.8% in 2012 compared to 19.7% in 2011.

The following table compares components of our consolidated statements of operations as a percentage of net sales:

	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales (exclusive of depreciation expense shown separately below)	60.8	60.2	59.4
Gross margin	39.2	39.8	40.6
Selling and administrative expenses	31.7	31.4	31.8
Depreciation expense	2.0	1.7	1.6
Operating profit	5.5	6.6	7.2
Interest expense	(0.1)	(0.1)	(0.1)
Other income (expense)	0.0	(0.0)	0.0
Income from continuing operations before income taxes	5.5	6.6	7.2
Income tax expense	2.2	2.6	2.7
Income from continuing operations	3.3	4.0	4.5
Loss from discontinued operations, net of tax	(0.0)	(0.0)	(0.0)
Net income	3.3%	4.0%	4.5%

See the discussion below under the captions "2012 Compared To 2011" and "2011 Compared To 2010" for additional details regarding the specific components of our operating results.

In 2012, the cost of sales increase included a charge of $5.6 million (0.1% of net sales) due to a change in accounting principle resulting from our successful implementation of new retail inventory management systems. This non-cash charge reduced both income from continuing operations and net income by $3.4 million, or 190 basis points. Please see note 1 to the accompanying consolidated financial statements for a more detailed discussion regarding this change in accounting principle.

Seasonality

As discussed in "Item 1. Business - Seasonality" of this Form 10-K, our financial results fluctuate from quarter to quarter depending on various factors such as timing of new or closed stores, timing and extent of advertisements and promotions, and timing of holidays. We expect the Christmas holiday selling season to continue to produce a significant portion of our sales and operating profits. If our sales performance is significantly better or worse during the Christmas holiday selling season, we would expect a more pronounced impact on our annual financial results than if our sales performance is significantly better or worse in a different season.

The following table sets forth the seasonality of net sales and operating profit for 2012, 2011, and 2010 by fiscal quarter:

	First	Second	Third	Fourth
Fiscal Year 2012				
Net sales as a percentage of full year	24.0%	22.6%	21.0%	32.4%
Operating profit as a percentage of full year	23.0	13.2	(2.2)	66.0
Fiscal Year 2011				
Net sales as a percentage of full year	23.6%	22.4%	21.9%	32.1%
Operating profit as a percentage of full year	25.0	17.3	2.6	55.1
Fiscal Year 2010				
Net sales as a percentage of full year	24.9%	23.1%	21.3%	30.7%
Operating profit as a percentage of full year	25.2	17.7	7.5	49.6

Operating Strategy

In 2005, Mr. Fishman joined us as our Chief Executive Officer, Chairman and President and introduced our current operating strategy, the What's Important Now Strategy ("WIN Strategy"). The WIN Strategy focuses on three key elements of our business: merchandising, real estate, and cost structure. The WIN Strategy was designed to increase the operating profit performance of our existing store base. In 2009, driven by both the improvements in our store productivity and the softening of the commercial real estate market, we expanded our WIN Strategy to also include the pursuit of net new store growth. In 2011, our Board of Directors approved the purchase of Liquidation World Inc., a Canadian closeout retailer, with the expectation that the management team could implement the key elements of the WIN Strategy to produce a profitable turnaround strategy while growing a store base in Canada. From 2010 to 2012, we grew our net store count by 213 stores, or 16%, including stores acquired through the purchase of Liquidation World, Inc. Additionally, over the past three years, we have reinvested $370 million in our business through capital expenditures and $1 billion was returned to shareholders through publicly announced share repurchase programs.

Although Mr. Fishman has announced his intentions to retire in 2013, we anticipate that the key elements of the WIN Strategy will remain consistent in 2013. During 2013, the Company intends to announce the hiring of a new Chief Executive Officer, who we expect to assess the current WIN strategy initiatives and finalize our strategic plan for future years.

In 2013, we anticipate:

- Earnings per diluted share from continuing operations to be $3.05 to $3.25.
- Net sales to increase in both the U.S. and Canada:
    - U.S. comparable stores sales in the range of flat to 1% increase and growth of 2% to 3% in total net sales.
    - Canadian comparable stores sales increase of 15% to 22% and growth of 16% to 23% in total net sales.
- Opening 50 new stores and closing 45 stores, for net growth of 5 stores in the U.S. Additionally, in Canada, we expect to open 2 to 3 new stores under the Big Lots name while closing a similar number of Liquidation World or LW stores.
- Cash flow (operating activities less investing activities) of approximately $180 million for future reinvestment, return to shareholders, or to lower our obligations under the 2011 Credit Agreement.

The following sections provide additional discussion and analysis of our WIN Strategy in our U.S. segment and the implementation of the WIN Strategy in our Canadian segment. The "2012 Compared To 2011" section below provides additional discussion and analysis of the impact of these strategies on our financial performance and the assumptions and expectations upon which we are basing our guidance for our future results.

U.S. Segment

Merchandising

From a merchandising perspective, we believe our competitive positioning as the largest broadline closeout retailer in the U.S. affords us a strategic advantage when sourcing merchandise for our stores. We source our merchandise in three key ways:

- Manufacturers and vendors have closeout merchandise for a number of different reasons including other retailers canceling orders, other retailers going out of business, marketing or packaging changes, a new product launch that has failed, and various other reasons. In these situations, we are able to source product at a discounted cost and offer significant value to our customers. We currently have thousands of vendor relationships for closeout inventory that we have developed over many years. We believe these relationships and the size and financial strength of our company give us a competitive advantage.
- For certain merchandise categories, there is not always an abundant supply of closeout inventory. In these situations, we may work with vendors to develop product, some of which is imported. Imports totaled approximately 24% of our merchandise purchases in 2012. Categories with the highest concentration of imports include Seasonal, Furniture, and to a lesser extent the Home category and the toys department.
- Our merchandise mix also includes replenishable and private or captive label products. This type of merchandise is consistently available, and as a result, it can be offered in our stores on a regular basis. This merchandise has many of the same characteristics as our closeout merchandise but is reorderable upon demand. Our prices for replenishable and private or captive label products are generally positioned below our competition, but to a lesser extent than our closeout sourced merchandise.

We offer seven major merchandise categories in our store: Food, Consumables, Furniture, Home, Seasonal, Hardlines & Toys, and Electronics & Other. Furniture is the largest category at 17.9% of sales in 2012 and Hardlines & Toys is the smallest category at 11.0% of sales in 2012. In the fourth quarter of 2012, we realigned certain of our merchandise departments and categories to be consistent with the restructuring of our merchandising teams and management structure. Please see the section "2012 Compared To 2011" below for further discussion on the realignment of our merchandise categories.

During Mr. Fishman's tenure, our merchandising strategies to increase sales have been predominantly focused on increasing the average transaction value. We have employed two primary methods to accomplish this goal: (1) drive more units per transaction, and (2) grow the average item retail price by offering our customers better quality merchandise, better values, and more prominent brand-name products. This approach is consistent with our customer research that suggests that our core customer recognizes quality and brands and is willing to pay a higher retail price, if the value or cost savings remains significant compared to what other retailers are offering. This strategy has resulted in fewer cartons processed by our distribution centers and stores, which has benefited our cost structure.

While executing our WIN Strategy, we have made measurable progress towards our goals of growing sales per selling square foot (which increased from $146 per square foot in 2005 to $163 per square foot in 2012, for our U.S. segment) and increasing gross margin dollars (which increased from $1,732 million in 2005 to $2,060 million in 2012, for our U.S. segment).

From a merchandising perspective, our goal in 2013 is to continue to provide extreme value, improve quality, and expand the presence of recognizable brand-name merchandise in our stores. We expect our major merchandise offerings will remain the same as in prior years but the percentage of business by category may fluctuate based on customer demand and the availability of compelling deals that we are able to acquire. For example in 2013, we will install coolers and freezers in a group of 75 stores regionally dispersed throughout the country in order to test sales of frozen and refrigerated foods and beverages. The coolers and freezers test will introduce new merchandise to our current customer base while also qualifying our stores to accept certain government assistance programs. We believe acceptance of these programs could enable our stores to service a growing portion of the U.S. population.

Our marketing efforts involve a mix of printed circulars, in-store marketing, television, email and online advertising. Much of our marketing is based on information that we have learned about our customers, principally through customer surveys and information gathered through our rewards program. Based on this information, we believe the majority of our core customers come to our stores without a shopping list or without a specific item or brand in mind to purchase. We believe value dominates decision making as our customers look to us for savings. In 2012, we made investments to improve our in-store signage and merchandising displays, with a focus on our comparative pricing to competitors. We expect to continue to develop these efforts in 2013.

We continue to market to our Buzz Club members, by offering a free online membership and alerting them to new merchandise and offerings in our stores. In 2009, we launched our Rewards program, which is our first true customer loyalty program, which we use to provide benefits to our customers. After making the required number of qualifying purchases, the Rewards member earns a coupon on their account for a future discount in our stores. Additionally, members may receive marketing information and other targeted promotional materials.

During 2012, we began testing a new structure to our Rewards program in select markets that would replace the current qualifying purchase system. This pilot program utilizes targeted promotions, in lieu of the current qualifying purchase system, to attract customers to our stores and increase the average basket and frequency of transactions. Pending further testing and review, we expect to implement some variation of this new structure on a chain-wide basis in the second half of 2013.

From a marketing perspective in 2013, there are four primary programs designed to continue to grow sales:

- We use our printed advertising circulars and promotional pricing to create excitement surrounding the deals that we offer.
- We use television commercials broadcast nationwide on both national and cable networks to promote our brand and, from time to time, promote items or special discounts in our stores.
- Our signage initiatives that focus on value and extreme price savings are also designed to continue our effort to reinforce our niche in low everyday price retailing.
- The use of our Rewards program is a key driver to furthering our focus on our core shoppers and expanding our customer base. We believe the insights we are gaining from the pilot program of the new Rewards structure will lead to more direct and focused promotions that positively influence the habits of our members. At February 2, 2013, our Rewards program membership totaled 15.3 million members.

Also, during 2013, we intend to launch a new branding campaign under the tag lines of "Here's the Deal" and "Big Featured Deal" as our customer research has suggested a more favorable view of "deals" compared to prior marketing campaigns. This new tag line will be prominent in our print, television and in-store signage as well as our Rewards materials.

From a store operations perspective, we began the company-wide rollout of our "Ready for Business" program in 2009. The program focuses primarily on servicing our customers and creating operational efficiencies, based on certain performance criteria and standards centered on improving the consistency of visual presentation, merchandise recovery efforts, and overall store cleanliness. "Ready for Business" also focuses on development of our field management team and improving our training programs, which we believe are very important to our store growth strategy. As we have increased the number of our stores, we have been working to develop the depth of our field management team in order to internally promote and provide opportunities to qualified internal candidates who have a strong understanding of our business model. We believe our focus on standards and investments in talent development have improved the performance of our new stores during their initial months of operation.

Real Estate

We made a strategic decision to enter a store growth phase in 2009, based on improvements in our store productivity, increased profitability at a consolidated level as a result of the WIN Strategy and the softening of the real estate market, which provided a greater selection of locations at more advantageous lease costs. Since the beginning of 2009, we have opened 311 new stores, and closed 155 stores, which has resulted in a net increase of 156 stores, or approximately 12%. The commercial real estate market has been recovering in the past 18 to 24 months and therefore rents are not as favorable now as they were in 2009, 2010, and in the early months of 2011. Based on this trend, we have decided to moderate our store growth efforts in 2013 by opening approximately 50 new stores, while closing an estimated 45 stores.

In 2012, we tested a store remodel program in 16 stores in two geographic markets: Miami, Florida and Modesto, California. Based on the positive results of the initial testing of this remodel program, we have decided to expand the test program in 2013 to approximately 30 additional locations in three separate markets within Florida, California, and Tennessee / Virginia.

As discussed in "Item 2. Properties," of this Form 10-K, we have 305 store leases which will expire in 2013. During 2013, we anticipate closing approximately 45 of those locations. The majority of these closings will be the result of our choice to relocate the store to an improved location nearby. The balance of the closings will be the result of either a lack of renewal options or our belief that we can no longer generate an acceptable financial return in the location. For our remaining store locations with fiscal 2013 lease expirations, we expect to exercise our renewal option or negotiate more favorable lease renewal terms sufficient enough to allow us to continue operations and achieve an acceptable return on our investment.

Cost Structure

Our goal each year is to continue to generate expense leverage (lower expenses as a percent of net sales). Since 2005, we have made several operational changes that have significantly contributed to the generation of expense leverage. Those operational changes include:

- Controlled inventory levels at our stores and regional distribution centers.
- Purchased and distributed merchandise to our stores in more optimal quantities and pack sizes to minimize handling in our distribution centers and stores.
- Timed receipt of merchandise in stores closer to the expected display dates in order to avoid excessive handling of merchandise.
- Increased the percentage of merchandise that arrives in our stores pre-ticketed and pre-packaged for efficient display and sale.
- Refined our staffing and payroll scheduling models in our stores.
- Invested in energy management systems to actively control utility costs, while reducing energy consumption.
- Implemented several initiatives which lowered our distribution and outbound transportation expenses, including re-negotiating carrier contracts or changing carriers and determining the most optimal mix of carriers (one-way versus dedicated fleet).
- Tested and implemented lower levels of print advertising distribution in lieu of more cost effective email distribution.

In 2013, we will continue to refine our activities, including those listed above, along with new initiatives to control costs in stores and our distribution centers. Additionally, the implementation of certain new systems will provide opportunity for future expense leverage.

Canadian Segment

Our Canadian segment is focused on broadline closeout retailing and we have implemented merchandising strategies similar to those in our U.S. segment. From a merchandising perspective, our assortment is fairly similar to our U.S. segment, while the percentage of each category varies based on seasonality, availability of product, and the demand of the Canadian consumer. We believe the merchandising categories of goods sold in our U.S. segment have been core to our success, and consumers in Canada are responding to our value proposition. Additionally, many of the vendors with whom we have strong relationships in the U.S. also have Canadian operations in need of an established closeout partner; therefore, we believe we have access to sufficient merchandise flow in order to execute our strategy.

During 2013, we will be focused on: (1) continuing to improve merchandise quality and adjust merchandise mix based on consumer demand and testing; (2) testing potential new marketing strategies and options; and (3) introducing the Big Lots brand to Canada by opening two to three new stores while also rebranding a small number of existing Liquidation World or LW stores under the Big Lots name.

Discontinued Operations

We continue to incur an insignificant amount of costs on the 130 stores we closed in 2005 that are classified as discontinued operations. We also report certain activity related to our prior ownership of the KB Toys business in discontinued operations. See note 13 to the accompanying consolidated financial statements for a more detailed discussion of all of our discontinued operations.

2012 Compared to 2011

U.S. Segment

Net Sales

Net sales by merchandise category, in dollars and as a percentage of total net sales, and net sales change in dollars and percentage in 2012 compared to 2011 were as follows:

(In thousands)	2012		2011		Change	
Furniture	$ 936,463	17.9%	$ 883,341	17.2%	$ 53,122	6.0%
Consumables	870,098	16.6	848,492	16.5	21,606	2.5
Home	810,133	15.4	799,494	15.5	10,639	1.3
Food	742,267	14.1	723,280	14.1	18,987	2.6
Seasonal	707,418	13.5	683,498	13.3	23,920	3.5
Electronics & Other	602,954	11.5	607,606	11.8	(4,652)	(0.8)
Hardlines & Toys	575,939	11.0	594,453	11.6	(18,514)	(3.1)
Net sales	$5,245,272	100.0%	$5,140,164	100.0%	$105,108	2.0%

In the fourth quarter of 2012, we realigned select merchandise categories to be consistent with the realignment of our merchandising team and changes to our management reporting. Prior to the fourth quarter of 2012, we reported sales of our toys, books and sporting goods departments in the Play n' Wear category. We moved the toys, books and sporting goods departments out of the Play n' Wear category and repositioned them in the Hardlines & Other category. We also moved the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations out of the Hardlines & Other category and repositioned them in the Play n' Wear category. We subsequently renamed our Hardlines & Other category to Hardlines & Toys and renamed our Play n' Wear category to Electronics & Other. Our Consumables category was also separated into a Food category and a Consumables category. The Consumables category now contains our health and beauty care, housekeeping supplies, household chemicals, paper products, pet, and home organization departments, while the Food category contains our various food and beverage departments. Fiscal 2012 and 2011 sales results have been reclassified to reflect this realignment.

Net sales increased $105.1 million or 2.0% to $5,245.3 million in 2012, compared to $5,140.2 million in 2011. Net sales increased by $236.9 million principally due to the net addition of 44 stores since the end of 2011 and an additional week of sales, as 2012 was a 53-week retail calendar year. This growth was partially offset by a 2.7% decrease in comparable store sales, which reduced net sales by $131.8 million. Our comparable store sales are calculated by using all stores that were open for at least fifteen months. The sales increase in the Furniture category was driven by upholstery, mattresses, and case goods, partially offset by a decrease in ready-to-assemble furniture. The Consumables category experienced an increase in most departments, particularly the paper, household chemicals and housekeeping departments, which was partially offset by lagging health and beauty care sales. The increase in sales of our Home category was primarily due to growth in both the domestics and food preparation departments, offset by declines in most other Home departments. During 2012, we allocated additional selling space in our stores to the Home category in an effort to increase sales in this higher margin category. This initiative did not meet our expectations and was a factor in certain management changes of this key category. The Food category experienced increases in nearly all departments as customers continue to respond to our new assortments and specialty offerings. The Seasonal category increase was driven by strong sales of our Christmas trim assortment and moderate growth of our lawn & garden and summer departments, partially offset by a decrease in sales of our fall seasonal departments. The decrease in the Electronics & Other category was primarily driven by lower sales in the apparel, lingerie and infant accessories departments as we allocated less space and reduced our assortments, which allowed for the space expansion in our Home category. These declines were partially offset by growth in jewelry and electronics, the latter of which benefited from a favorable response to our tablet computer offerings. The decrease in the Hardlines & Toys category was primarily driven by a decrease in our toys department, which was further downsized during 2012, partially offset by an increase in the appliances department which benefited from an increase in branded closeouts in 2012 compared to 2011.

For 2013, we expect net sales to increase 2% to 3%, which is based on comparable store sales in the range of flat to an increase of 1%. Growth rates of total sales will be impacted by one less week of selling in fiscal 2013 compared to 2012.

Gross Margin

Gross margin dollars increased $14.0 million or 0.7% to $2,060.0 million in 2012, compared to $2,046.0 million in 2011. The increase in gross margin dollars was principally due to an increase in net sales, which increased gross margin dollars by approximately $41.8 million. Partially offsetting the increase was a lower gross margin rate, which decreased gross margin dollars by approximately $27.8 million. Gross margin as a percentage of net sales decreased 50 basis points to 39.3% in 2012 compared to 39.8% in 2011. The gross margin rate decrease was principally due to a higher markdown rate and the $5.6 million, or 10 basis points, impact of the change in accounting principle related to the implementation of new retail inventory systems implemented at the beginning of 2012.

For 2013, we expect our gross margin rate to be slightly higher than 2012, as we anticipate slightly lower levels of markdowns will be necessary to achieve our planned sales volume and the impact of the change in accounting principle in 2012 was a non-recurring charge.

Selling and Administrative Expenses

Selling and administrative expenses were $1,644.6 million in 2012, compared to $1,599.8 million in 2011. The increase of $44.8 million or 2.8% was primarily due to increases in store occupancy expenses of $16.5 million, store payroll expenses of $15.9 million, health benefit expenses of $11.4 million, corporate office payroll of $6.3 million, and professional fees of $3.0 million, partially offset by a decrease in share-based compensation expense of $7.2 million and lower bonus expenses of $5.3 million. The increase in store payroll and store occupancy expenses were primarily due to the net increase of 44 stores compared to the end of 2011. The increase in health benefits expense was primarily driven by costs associated with certain large claims that were expensed during 2012 as compared to 2011, a year in which we experienced few costs associated with large claims. Our corporate office payroll costs increased primarily due to the growth in our merchandising team and lower capitalization of salaries associated with information systems projects, as our SAP® implementation was completed at the end of 2011. The increase in professional fees was primarily driven by increased legal expenses related to pending litigation and other matters and consulting fees related to various on-going information systems projects. The decrease in share-based compensation expense was primarily driven by the nonvested restricted stock award granted to Mr. Fishman in 2012. In 2011, the corporate financial goal associated with the award granted to Mr. Fishman was achieved, while in 2012, the corporate financial goal associated with the award granted to Mr. Fishman in 2012 was not achieved. Additionally, in the fourth quarter of 2012, management changed its estimate of the vesting period for the restricted stock awards granted in 2011 and 2012, exclusive of Mr. Fishman's grant, from three years to four years. This change resulted in a decrease in share-based compensation expense in the fourth quarter of 2012. The decrease in bonus expense was directly related to lower financial performance during 2012 as compared to the targets in our 2012 operating plan, most notably in the fourth quarter of 2012 as compared to the fourth quarter of 2011.

As a percentage of net sales, selling and administrative expenses increased by 30 basis points to 31.4% in 2012 compared to 31.1% in 2011. As noted above, selling and administrative expense dollars increased 2.8% primarily related to the 3% increase in store count. The primary driver of 30 basis point deleverage in selling and administrative expenses was the 2.7% decrease in comparable store sales performance, as the percentage increase in expense dollars was commensurate with the growth in store count. Our future selling and administrative expense as a percentage of net sales rate is dependent upon many factors including our level of net sales, our ability to implement additional efficiencies, principally in our store and distribution center operations, and fluctuating commodity prices, such as diesel fuel, which directly affects our outbound transportation cost.

For 2013, we are forecasting an expense rate slightly higher than the rate achieved in 2012. Store expenses, distribution and transportation expenses and advertising are expected to leverage as dollar growth in these areas is forecasted to be at a slower rate than our anticipated sales growth. These leveraged expenses are expected to be offset by higher bonus expenses as we expect to achieve our corporate financial goals in 2013.

Depreciation Expense

Depreciation expense increased $14.8 million to $103.3 million in 2012 compared to $88.5 million in 2011. The increase is directly related to our new store growth, investments in systems, and capital spending to support and maintain our stores and distribution centers. Depreciation expense as a percentage of net sales increased by 30 basis points compared to 2011.

For 2013, we expect capital expenditures of approximately $115 million to $120 million, which includes opening 50 new stores. Using this assumption and the run rate of depreciation on our existing property and equipment, we expect 2013 depreciation expense to be in the range of $110 million to $115 million, which would represent an increase from the $103.3 million of depreciation expense in 2012.

Canadian Segment

Our Canadian segment's net sales increased $92.7 million to $154.8 million in 2012, as compared to $62.1 in 2011. Net sales in 2011 represented results of our Canadian segment from the date of acquisition (July 18, 2011) through the end of the fiscal year 2011 as compared to a full fiscal year in 2012. Our operating loss was $13.7 million in 2012 compared to $12.2 million in 2011. The increase in operating loss was due to full year results in 2012 compared to only partial year results in 2011. Our operating loss as a percentage of net sales improved to 8.8% in 2012 as compared to 19.7% in 2011. The operating loss rate improvement was the result of positive sales trends from increased inventory levels and an improving merchandise assortment.

For 2013, we estimate a net loss of $3 million to $6 million compared to a net loss of $13.5 million for fiscal 2012. This result is based on sales in the range of $180 million to $190 million, an increase of 16% to 23% compared to last year. Comparable store sales are estimated to increase in the range of 15% to 22%.

Other Performance Factors

Interest Expense

Interest expense increased $0.7 million to $4.2 million in 2012 compared to $3.5 million in 2011. The increase in interest expense was primarily driven by increased borrowings in 2012. This increase was offset by decreases due to $0.8 million of non-recurring prepayment fees in the second quarter of 2011 that were associated with repayment of the notes payable assumed in the acquisition of Big Lots Canada. The increase was also offset by lower amortization of deferred bank fees on our 2011 Credit Agreement in 2012 as compared to deferred bank fees on our prior credit agreement in 2011. We had total average borrowings (including capital leases) of $200.3 million in 2012 compared to total average borrowings of $88.2 million in 2011. The increase in total average borrowings was primarily the result of our investment of $298.5 million in 2012 to purchase approximately 8.1 million of our outstanding shares under the 2011 and 2012 Repurchase Programs.

Income Taxes

The effective income tax rate in 2012 and 2011 for income from continuing operations was 39.8% and 39.4%, respectively. The higher rate in 2012 is primarily due to a valuation allowance relative to the deferred tax benefit of the loss generated by our Canadian segment on a lower pretax income base and a net decrease in favorable discrete income tax items.

2011 Compared to 2010

U.S. Segment

Net Sales

Net sales by merchandise category, in dollars and as a percentage of total net sales, and net sales change in dollars and percentage from 2011 compared to 2010 were as follows:

	2011		2010		Change	
(In thousands)						
Furniture	$ 883,341	17.2%	$ 829,725	16.8%	$ 53,616	6.5%
Consumables	848,492	16.5	798,931	16.1	49,561	6.2
Home	799,494	15.5	783,860	15.8	15,634	2.0
Food	723,280	14.1	653,852	13.2	69,428	10.6
Seasonal	683,498	13.3	642,220	13.0	41,278	6.4
Electronics & Other	607,606	11.8	625,783	12.6	(18,177)	(2.9)
Hardlines & Toys	594,453	11.6	617,873	12.5	(23,420)	(3.8)
Net sales	$5,140,164	100.0%	$4,952,244	100.0%	$187,920	3.8%

As discussed above in the section "2012 Compared To 2011", in the fourth quarter of 2012, we realigned our merchandise categories in our U.S. segment to be consistent with the realignment of our merchandising team and changes to our management reporting. All results for 2011 and 2010 have been reclassified to represent the current merchandise category structure for comparability.

Net sales increased $187.9 million or 3.8% to $5,140.2 million in 2011, compared to $4,952.2 million in 2010. The increase in net sales was principally due to the net addition of 53 stores since the end of 2010, which increased net sales by $179.6 million and a 0.1% increase in comparable store sales, which increased net sales by $8.3 million. Our comparable store sales were calculated by using all stores that were open for at least two fiscal years as of the beginning of 2011. The primary drivers of the sales increase in the Furniture category were the upholstery and mattresses departments, partially offset by a decrease in case goods as 2010 benefited from a few large closeout deals. The Consumables and Food categories experienced increases in nearly all departments as customers responded to our new assortments and specialty offerings. The Home category experienced growth in the domestics department, where new merchandising initiatives positively impacted sales throughout the majority of the year. The growth in the domestics department was partially offset by comparable store sales declines in most other departments. The Seasonal category increase was driven by strong sales of Christmas trim and summer related merchandise, partially offset by a decrease in our fall seasonal departments. The decrease in the Electronics & Other category was primarily driven by lower sales in the apparel departments, partially offset by an increase in the electronics department. In addition, the Electronics & Other category was impacted by the absence of certain drugstore closeout deals in 2011. We allocated less space and reduced our assortment of apparel during 2011, and allocated a portion of this space to electronics based on customer demand. The decrease in the Hardlines & Toys category was driven by decreases in our toys, tools and paint departments as less selling square footage was allocated to these departments in 2011 as compared to 2010.

Gross Margin

Gross margin dollars increased $33.6 million or 1.7% to $2,046.1 million in 2011, compared to $2,012.5 in 2010. The increase in gross margin dollars was principally due to the increase in net sales which increased gross margin dollars by approximately $76.4 million. Partially offsetting the increase in net sales was the decrease in gross margin rate which decreased gross margin dollars by approximately $42.8 million. Gross margin as a percentage of net sales decreased 80 basis points to 39.8% in 2011 compared to 40.6% in 2010. The gross margin rate decrease was principally due to the unfavorable merchandise mix impact caused by the strong sales of our lower margin Food and Consumables categories and electronics department, lower initial mark-up on merchandise receipts, and higher shrink costs.

Selling and Administrative Expenses

Selling and administrative expenses were $1,599.8 million in 2011, compared to $1,576.5 million in 2010. The increase of $23.3 million or 1.5% was primarily due to increases in rent expense of $14.7 million, store payroll expense of $9.3 million, advertising expense of $6.1 million, and outbound transportation expense of $4.2 million, partially offset by lower bonus expense of $17.1 million. Store payroll and store rents increased primarily due to the net increase of 53 stores compared to the end of 2010. The increase in advertising expense was driven by increased print distribution costs associated with new store growth, the roll out of new in-store point-of-purchase presentations, and support for promotional events. The increase in outbound transportation costs was largely driven by the net increase of 53 stores along with higher diesel fuel prices. The decrease in bonus expense was directly related to lower financial performance during 2011 as compared to the targets in our 2011 operating plan and to 2010, which outperformed the targets in our 2010 operating plan.

As a percentage of net sales, selling and administrative expenses decreased by 70 basis points to 31.1% in 2011 compared to 31.8% in 2010. The decrease of 0.7% was primarily due to the effect of the increase in sales of 3.8% as selling and administrative expense dollars only increased 1.5% as discussed above.

Depreciation Expense

Depreciation expense increased $9.9 million to $88.5 million in 2011 compared to $78.6 million in 2010. The increase is directly related to our new store growth, investments in systems, and capital spending to support and maintain our stores and distribution centers. Depreciation expense as a percentage of net sales increased by 10 basis points compared to 2010.

Canadian Segment

In 2011, we consolidated the results of our Canadian segment from the date of acquisition (July 18, 2011) through the end of the fiscal year. Our Canadian segment's net sales were $62.1 million, which exceeded our original expectations, as customers responded to fresh, new merchandise with an improved value proposition, particularly in furniture, electronics, toys, and Christmas trim. The higher than expected net sales resulted in a smaller than expected operating loss of $12.2 million.

Other Performance Factors

Interest Expense

Interest expense increased $0.9 million to $3.5 million in 2011 compared to $2.6 million in 2010. The increase in interest expense was primarily due to prepayment fees incurred in connection with our repayment of the notes payable we assumed in the acquisition of Liquidation World Inc. We had total average borrowings (including capital leases) of $88.2 million in 2011 compared to total average borrowings of $24.0 million in 2010. Borrowings increased as a result of our execution of the 2011 Repurchase Program and the acquisition of Liquidation World Inc.

Income Taxes

The effective income tax rate in 2011 and 2010 for income from continuing operations was 39.4% and 37.4%, respectively. The higher rate in 2011 is primarily due to a valuation allowance relative to the deferred tax benefit of the loss generated by our Canadian segment, the effect of U.S. income taxes on a lower pretax income base (driven by the loss generated by our Canadian segment) and a net decrease in favorable discrete income tax items.

Capital Resources and Liquidity

On July 22, 2011, we entered into the 2011 Credit Agreement. The 2011 Credit Agreement is scheduled to expire on July 22, 2016. In connection with our entry into the 2011 Credit Agreement, we paid bank fees and other expenses in the aggregate amount of $3.0 million, which are being amortized over the term of the agreement. Borrowings under the 2011 Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness. The 2011 Credit Agreement includes a $10 million Canadian swing loan sublimit, a $30 million U.S. swing loan sublimit, a $150 million letter of credit sublimit and a $200 million Canadian revolving credit loan subfacility. The interest rates, pricing and fees under the 2011 Credit Agreement fluctuate based on our debt rating. The 2011 Credit Agreement allows us to select our interest rate for each borrowing from multiple interest rate options. The interest rate options are generally derived from the prime rate, LIBOR, or CDOR. We may prepay revolving loans made under the 2011 Credit Agreement. The 2011 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of any of the covenants could result in a default under the 2011 Credit Agreement that would permit the lenders to restrict our ability to further access the 2011 Credit Agreement for loans and letters of credit and require the immediate repayment of any outstanding loans under the 2011 Credit Agreement. At February 2, 2013, we were in compliance with the covenants of the 2011 Credit Agreement.

We use the 2011 Credit Agreement, as necessary, to provide funds for ongoing and seasonal working capital, capital expenditures, share repurchase programs, and other expenditures. In addition, we use the 2011 Credit Agreement to provide letters of credit for various operating and regulatory requirements, a significant portion of which consists of letters of credit required as a result of our self-funded insurance programs. Given the seasonality of our business, the amount of borrowings under the 2011 Credit Agreement may fluctuate materially depending on various factors, including our operating financial performance, the time of year, and our need to increase merchandise inventory levels prior to the peak selling season.

The primary source of our liquidity is cash flows from operations and, as necessary, borrowings under the 2011 Credit Agreement. Our net income and, consequently, our cash provided by operations are impacted by net sales volume, seasonal sales patterns, and operating profit margins. Our net sales are typically highest during the nine-week Christmas selling season in our fourth fiscal quarter. Generally, our working capital requirements peak late in our third fiscal quarter or early in our fourth fiscal quarter. We have typically funded those requirements with borrowings under our credit facility. In 2012, our total indebtedness (outstanding borrowings and letters of credit) peaked at approximately $574 million in November. At February 2, 2013, we had $171.2 million in borrowings under the 2011 Credit Agreement and the borrowings available under the 2011 Credit Agreement were $523.4 million, after taking into account the reduction in availability resulting from outstanding letters of credit totaling $5.4 million. We anticipate that total indebtedness under the 2011 Credit Agreement through June 15, 2013, will not exceed $176.6 million, which includes our estimate of outstanding letters of credit and the estimated impact of cash needs of Big Lots Canada. Working capital was $461.0 million at February 2, 2013.

Whenever our liquidity position requires us to borrow funds under the 2011 Credit Agreement, we typically repay and/or borrow on a daily basis. The daily activity is a net result of our liquidity position, which is generally driven by the following components of our operations: (1) cash inflows such as cash or credit card receipts collected from stores for merchandise sales and other miscellaneous deposits; and (2) cash outflows such as check clearings for the acquisition of merchandise, wire and other electronic transactions for the acquisition of merchandise, payroll and other operating expenses, income and other taxes, employee benefits, and other miscellaneous disbursements.

Cash provided by operating activities decreased by $37.4 million to $281.1 million in 2012 compared to $318.5 million in 2011. The decrease was primarily driven by the decrease in net income of $30.0 million to $177.1 million in 2012 from $207.1 million in 2011. In addition, the decrease was impacted by growth in our inventories in comparison to our accounts payable, which resulted in a $26.3 million use of cash. These decreases were partially offset by an increase in depreciation and amortization expense of $12.7 million to $95.6 million in 2012 from $82.9 million in 2011. From an operational perspective, our accounts payable leverage ratio (accounts payable divided by inventory) remained relatively consistent at 43% at February 2, 2013 compared to 42% at January 28, 2012. Our inventories increased as a result of our net store growth in the U.S., increases in same store inventories in the U.S., and growth in the assortment of our Canadian stores' inventories.

Cash used in investing activities increased by $9.7 million to $130.4 million in 2012 compared to $120.7 million in 2011. The increase was primarily due to a non-recurring return of an $8.0 million deposit with an insurance carrier in 2011 that caused an $8.0 million cash flow change from 2011 to 2012.

Cash used in financing activities decreased by $148.0 million to $158.3 million in 2012 compared to $306.3 million in 2011. The primary driver of the decrease in cash used in financing activities in 2012 and 2011 was a decrease in share repurchase activities of $60.8 million. In 2012, we acquired $298.5 million of our common shares ($98.5 million under the 2011 Repurchase Program and $200.0 million under the 2012 Repurchase Program), as compared to the $359.3 million of our common shares we acquired in 2011 ($57.8 million under the 2010 Repurchase Program and $301.5 million under the 2011 Repurchase Program). Also contributing to the decrease was our increased receipt of proceeds from borrowings under our bank credit facility which accounts for $39.4 million. In addition, during the second quarter of 2011, we used $16.7 million to repay the outstanding notes payable we assumed in connection with our acquisition of Liquidation World Inc., driving a $16.7 million change in cash flow from 2012 to 2011. In 2012, we received proceeds from the exercise of stock options of $33.3 million, compared to $10.4 million in 2011. The exercise of stock options also generated excess tax benefits of $8.1 million and $2.7 million in 2012 and 2011, respectively.

Based on historical and expected financial results, we believe that we have or, if necessary, have the ability to obtain, adequate resources to fund ongoing and seasonal working capital requirements, proposed capital expenditures, new projects, and currently maturing obligations.

Contractual Obligations

The following table summarizes payments due under our contractual obligations at February 2, 2013:

	Payments Due by Period [1]				
(In thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Obligations under bank credit facility [2]	$ 171,367	$ 167	$ —	$171,200	$ —
Operating lease obligations [3] [4]	1,308,608	328,858	495,133	283,872	200,745
Capital lease obligations [4]	2,273	1,266	1,005	2	—
Purchase obligations [4] [5]	668,657	598,055	48,926	21,617	59
Other long-term liabilities [6]	33,197	6,267	5,583	5,560	15,787
Total contractual obligations [7]	$2,184,102	$934,613	$550,647	$482,251	$216,591

(1) The disclosure of contractual obligations in this table is based on assumptions and estimates that we believe to be reasonable as of the date of this report. Those assumptions and estimates may prove to be inaccurate; consequently, the amounts provided in the table may differ materially from those amounts that we ultimately incur. Variables that may cause the stated amounts to vary from the amounts actually

incurred include, but are not limited to: the termination of a contractual obligation prior to its stated or anticipated expiration; fees or damages incurred as a result of the premature termination or breach of a contractual obligation; the acquisition of more or less services or goods under a contractual obligation than are anticipated by us as of the date of this report; fluctuations in third party fees, governmental charges, or market rates that we are obligated to pay under contracts we have with certain vendors; and the exercise of renewal options under, or the automatic renewal of, contracts that provide for the same.

(2) Obligations under the bank credit facility consist of the borrowings outstanding under the 2011 Credit Agreement, and the associated accrued interest of $0.2 million. In addition, we had outstanding letters of credit totaling $56.5 million at February 2, 2013. Approximately $54.4 million of the outstanding letters of credit represent stand-by letters of credit and we do not expect to meet the conditions requiring significant cash payments on these letters of credit; accordingly, they have been excluded from this table. The remaining $2.1 million of outstanding letters of credit represent commercial letters of credit whereby the related obligation is included in the purchase obligations. For a further discussion, see note 3 to the accompanying consolidated financial statements.

(3) Operating lease obligations include, among other items, leases for retail stores, warehouse space, offices, and certain computer and other business equipment. The future minimum commitments for retail store, office, and warehouse space operating leases are $1,005.2 million. For a further discussion of leases, see note 5 to the accompanying consolidated financial statements. Many of the store lease obligations require us to pay for our applicable portion of CAM, real estate taxes, and property insurance. In connection with our store lease obligations, we estimated that future obligations for CAM, real estate taxes, and property insurance were $296.4 million at February 2, 2013. We have made certain assumptions and estimates in order to account for our contractual obligations relative to CAM, real estate taxes, and property insurance. Those assumptions and estimates include, but are not limited to: use of historical data to estimate our future obligations; calculation of our obligations based on comparable store averages where no historical data is available for a particular leasehold; and assumptions related to average expected increases over historical data. The remaining lease obligation of $7.1 million relates primarily to operating leases for computer and other business equipment, including data center related costs.

(4) For purposes of the lease and purchase obligation disclosures, we have assumed that we will make all payments scheduled or reasonably estimated to be made under those obligations that have a determinable expiration date, and we disregarded the possibility that such obligations may be prematurely terminated or extended, whether automatically by the terms of the obligation or by agreement between us and the counterparty, due to the speculative nature of premature termination or extension. Where an operating lease or purchase obligation is subject to a month-to-month term or another automatically renewing term, we included in the table our minimum commitment under such obligation, such as one month in the case of a month-to-month obligation and the then-current term in the case of another automatically renewing term, due to the uncertainty of future decisions to exercise options to extend or terminate any existing leases.

(5) Purchase obligations include outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $489.9 million, the entirety of which represents obligations due within one year of February 2, 2013. In addition, we have a purchase commitment for future inventory purchases totaling $60.9 million at February 2, 2013. While we are not required to meet any periodic minimum purchase requirements under this commitment, we have included, for purposes of this tabular disclosure, the value of the purchases that we anticipate making during each of the reported periods as purchases that will count toward our fulfillment of the aggregate obligation. The remaining $117.8 million of purchase obligations is primarily related to distribution and transportation, information technology, print advertising, energy procurement, and other store security, supply, and maintenance commitments.

(6) Other long-term liabilities include $21.2 million for obligations related to our nonqualified deferred compensation plan, $7.3 million for expected contributions to the Pension Plan and our nonqualified, unfunded supplemental defined benefit pension plan ("Supplemental Pension Plan"), $3.0 million for unrecognized tax benefits, and $0.7 million for closed store lease termination costs related to stores closed in 2012. Pension contributions are equal to expected benefit payments for the nonqualified plan plus

expected contributions to the qualified plan using actuarial estimates and assuming that we only make the minimum required contributions (see note 8 to the accompanying consolidated financial statements for additional information about our employee benefit plans). We have estimated the payments due by period for the nonqualified deferred compensation plan based on an average of historical distributions. We have included unrecognized tax benefits of $2.3 million for payments expected in 2013 and $0.7 million of timing-related income tax uncertainties anticipated to reverse in 2013. Unrecognized tax benefits in the amount of $18.2 million have been excluded from the table because we are unable to make a reasonably reliable estimate of the timing of future payments. Our closed store lease termination cost payments are based on contractual terms.

(7) The obligations disclosed in this table are exclusive of the contingent liabilities, guarantees, and indemnities related to the KB Toys business. For further discussion, see note 13 to the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

For a discussion of the KB Bankruptcy Lease Obligations, see note 13 to the accompanying consolidated financial statements. Because the KB Toys business filed for bankruptcy again in December 2008 and liquidated all of its store operations, we accrued a contingent liability on our balance sheet at January 30, 2010, in the amount of $4.8 million for 31 KB Toys store leases for which we may have an indemnification or guarantee obligation and a former KB Toys corporate office lease for which we took an assignment in 2009. At February 2, 2013, our contingent liability related to this matter was $3.1 million. Because of uncertainty inherent in the assumptions used to estimate this liability, our estimated liability could ultimately prove to be understated and could result in a material adverse impact on our financial condition, results of operations, and liquidity.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an ongoing basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that management believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates.

Our significant accounting policies, including the recently adopted accounting standards and recent accounting standards - future adoptions, if any, are described in note 1 to the accompanying consolidated financial statements. We believe the following assumptions and estimates are the most critical to understanding and evaluating our reported financial results. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price at or near the end of the reporting period. The average cost retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear slow-moving inventory, the estimated allowance for shrinkage, and the estimated amount of excess or obsolete inventory, which may impact the ending inventory valuation and prior or future gross margin. These estimates are based on historical experience and current information.

When management determines the saleability of merchandise inventories is diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, the age of merchandise, and seasonal trends. Timing of holidays within fiscal periods, weather, and customer preferences could cause material changes in the amount and timing of markdowns from year to year.

The inventory allowance for shrinkage is recorded as a reduction to inventories, charged to cost of sales, and calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on both our current year and historical inventory results. Independent physical inventory counts are taken at each store once a year. During calendar 2013, the majority of these counts will occur between January and August. As physical inventories are completed, actual results are recorded and new go-forward shrink accrual rates are established based on individual store historical results. Thus, the shrink accrual rates will be adjusted throughout the January through August inventory cycle based on actual results. At February 2, 2013, a 10% difference in our shrink reserve would have affected gross margin, operating profit and income from continuing operations before income taxes by approximately $3.0 million. While it is not possible to quantify the impact from each cause of shrinkage, we have loss prevention programs and policies aimed at minimizing shrinkage.

Long-Lived Assets

Our long-lived assets primarily consist of property and equipment. We perform annual impairment reviews of our long-lived assets at the store level. Generally, all other property and equipment is reviewed for impairment at the enterprise level. When we perform the annual impairment reviews, we first determine which stores had impairment indicators present. We use actual historical cash flows to determine which stores had negative cash flows within the past two years. For each store with negative cash flows, we obtain future cash flow estimates based on operating performance estimates specific to each store's operations that are based on assumptions currently being used to develop our company level operating plans. If the net book value of a store's long-lived assets is not recoverable through the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. The fair value of store assets is estimated based on information available in the marketplace for similar assets.

We recognized impairment charges of $1.0 million and less than $0.1 million in 2012 and 2010, respectively. We did not recognize an impairment charge in 2011, related to our stores. In our U.S. segment, we identified two stores with impairment indicators as a result of our annual store impairment tests in 2012. One of these stores was closed by the end of 2012. For the other store, we recognized an impairment charge of $0.6 million in 2012. We do not believe that varying the assumptions used to test for recoverability to estimate fair value of our long-lived assets would have a material impact on the impairment charges we incurred in 2012. In our Canadian segment, we identified four stores in our impairment review, which resulted in a fourth quarter impairment charge of $0.4 million in 2012.

If our future operating results decline significantly, we may be exposed to impairment losses that could be material (for additional discussion of this risk, see "Item 1A. Risk Factors - A significant decline in our operating profit and taxable income may impair our ability to realize the value of our long lived assets and deferred tax assets.").

In addition to our annual store impairment reviews, we evaluate our other long-lived assets at each reporting period to determine whether impairment indicators are present. In 2011, we reviewed our operational needs surrounding travel and determined that we needed to replace an aircraft due in part to the repair costs and declining reliability of the aging aircraft. As a result of this decision, we both purchased a new aircraft to meet our needs and placed an older aircraft in the market as available-for-sale. We recorded a $2.2 million impairment charge on the held-for-sale aircraft, based on market conditions at the time the decision was executed.

Goodwill

Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we used our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates were inherently uncertain and subject to refinement. As a result, during the second quarter of 2012, which falls within the allowed measurement period, we recorded adjustments to goodwill in the amount of $1.2 million. These goodwill adjustments, associated with our acquisition of Big Lots Canada, primarily related to fair value adjustments on our intangible assets and liabilities associated with the acquired operating leases. The measurement period, which may be up to one year from the acquisition date, has since lapsed and we do not anticipate any subsequent adjustments, which would be recorded to our consolidated statements of operations.

On an annual basis, we review our goodwill for potential impairment. We conduct an impairment review which consists of preparing an estimate of the fair value of our reporting segments using an income approach and a market approach. Determining the fair value of a reporting segment involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our estimates of fair value on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. We perform our annual impairment testing during our second fiscal quarter of each year.

Share-Based Compensation

We grant stock options and performance-based non-vested restricted stock to our employees under shareholder approved incentive plans. Share-based compensation expense was $17.9 million, $25.0 million, and $24.6 million in 2012, 2011, and 2010, respectively. Future share-based compensation expense for performance-based non-vested restricted stock is dependent upon the future number of awards, fair value of our common shares on the grant date, and the estimated vesting period. Future share-based compensation expense for stock options is dependent upon the number and terms of future stock option awards and many estimates, judgments and assumptions used in arriving at the fair value of stock options. Future share-based compensation expense related to performance-based non-vested restricted stock and stock options may vary materially from the currently amortizing awards.

We estimate the fair value of our stock options using a binomial model. The binomial model takes into account estimates, assumptions, and judgments about our stock price volatility, our dividend yield rate, the risk-free rate of return, the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares and those of our peers. The dividend yield rate on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the application of the binomial model and includes assumptions such as the expected employee exercise behavior and our expected forfeiture rate, which is based on analysis of historical data.

Compensation expense for performance-based non-vested restricted stock awards is recorded over the estimated vesting period based on the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the achievement of the performance targets at each reporting period and make adjustments to the estimated vesting period when our models indicate that the estimated achievement date differs from the date being used to amortize expense. Any change in the estimated vesting date results in a prospective change to the related expense by charging the remaining unamortized expense over the remaining expected vesting period at the date the estimate was changed.

Income Taxes

The determination of our income tax expense, refunds receivable, income taxes payable, deferred tax assets and liabilities and financial statement recognition, de-recognition and/or measurement of uncertain tax benefits (for positions taken or to be taken on income tax returns) requires significant judgment, the use of estimates, and the interpretation and application of complex accounting and multi-jurisdictional income tax laws.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit, changes in deferred tax asset valuation allowances and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates. Although we believe that our estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

We evaluate our ability to recover our deferred tax assets within the jurisdiction from which they arise. We consider all available positive and negative evidence including recent financial results, projected future pretax accounting income from continuing operations and tax planning strategies (when necessary). This evaluation requires us to make assumptions that require significant judgment about the forecasts of future pretax accounting income. The assumptions that we use in this evaluation are consistent with the assumptions and estimates used to develop our consolidated operating financial plans. If we determine that a portion of our deferred tax assets, which principally represent expected future deductions or benefits, are not likely to be realized, we recognize a valuation allowance for our estimate of these benefits which we believe are not likely recoverable. Additionally, changes in tax laws, apportionment of income for state and provincial tax purposes, and rates could also affect recorded deferred tax assets.

We evaluate the uncertainty of income tax positions taken or to be taken on income tax returns. When a tax position meets the more-likely-than-not threshold, we recognize economic benefits associated with the position on our consolidated financial statements. The more-likely-than-not recognition threshold is a positive assertion that an enterprise believes it is entitled to economic benefits associated with a tax position. When a tax position does not meet the more-likely-than-not threshold, or in the case of those positions that do meet the threshold but are measured at less than the full benefit taken on the return, we recognize tax liabilities (or de-recognize tax assets, as the case may be). A number of years may elapse before a particular matter, for which we have derecognized a tax benefit, is audited and fully resolved or clarified. We adjust unrecognized tax benefits and the income tax provision in the period in which an uncertain tax position is effectively or ultimately settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or as a result of the evaluation of new information that becomes available.

Pension

Actuarial valuations are used to calculate the estimated expenses and obligations for our Pension Plan and Supplemental Pension Plan. Inherent in the actuarial valuations are several assumptions including discount rate and expected return on plan assets. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations) and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption is primarily a long-term, prospective rate of return. The weighted average discount rate used to determine the net periodic pension cost for 2012 was 5.0%. A 1.0% decrease in the discount rate would increase net periodic pension cost by $0.8 million. The long-term rate of return on assets used to determine net periodic pension cost in 2012 was 5.5%. A 1.0% decrease in the expected long-term rate of return on plan assets would increase the net periodic pension cost by $0.6 million.

During 2012, we reclassified $1.4 million, net of tax, from other comprehensive income to expense in our consolidated statement of operations. We also recognized a benefit of $0.2 million, net of tax, to other comprehensive income in 2012, which was principally driven by the recognition of $0.3 million (pretax) in settlement charges as participants elected more lump sum payments than originally estimated. At February 2, 2013, the accumulated other comprehensive income amount associated with the plans, which was principally unrealized actuarial loss, was $11.9 million loss, net of tax. During 2013, and in future periods, we expect to reclassify approximately $2.0 million from other comprehensive income to expense, assuming we achieve our estimated rate of return on pension plan investments in future periods. Additionally, in the event that we have future settlements, as occurred in 2012, 2011 and 2010, we would expect that the pretax expense related to future settlements would be in the range of the $0.3 million to $1.8 million charges in 2012 and 2010, respectively.

Insurance and Insurance-Related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is funded by employees. We purchase stop-loss coverage from third party insurance carriers to limit individual or aggregate loss exposure in these areas. Accrued insurance liabilities and related expenses are based on actual claims reported and estimates of claims incurred but not reported. The estimated loss accruals for claims incurred but not paid are determined by applying actuarially-based calculations taking into account historical claims payment results and known trends such as claims frequency and claims severity. Management makes estimates, judgments, and assumptions with respect to the use of these actuarially-based calculations, including but not limited to, estimated health care cost trends, estimated lag time to report and pay claims, average cost per claim, network utilization rates, network discount rates, and other factors. A 10% change in our self-insured liabilities at February 2, 2013 would have affected selling and administrative expenses, operating profit, and income from continuing operations before income taxes by approximately $7 million.

General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4.0% discount rate, while other liabilities for insurance reserves are not discounted. A 1.0% change in the discount rate on these liabilities would have affected selling and administrative expenses, operating profit, and income from continuing operations before income taxes by approximately $1.9 million.

Lease Accounting

In order to recognize rent expense on our leases, we evaluate many factors to identify the lease term such as the contractual term of the lease, our assumed possession date of the property, renewal option periods, and the estimated value of leasehold improvement investments that we are required to make. Based on this evaluation, our lease term is typically the minimum contractually obligated period over which we have control of the property. This term is used because although many of our leases have renewal options, we typically do not incur an economic or contractual penalty in the event of non-renewal. Therefore, we typically use the initial minimum lease term for purposes of calculating straight-line rent, amortizing deferred rent, and recognizing depreciation expense on our leasehold improvements.

Commitments

For a discussion on certain of our commitments, refer to note 3, note 5, note 10, and note 13 to the accompanying consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk from exposure to changes in interest rates on investments and on borrowings under the 2011 Credit Agreement that we make from time to time. We had borrowings of $171.2 million under the 2011 Credit Agreement at February 2, 2013. An increase of 1.0% in our variable interest rate on our investments and expected future borrowings would not have a material effect on our financial condition, results of operations, or liquidity.

Through the operations of Big Lots Canada, we are subject to market risks associated with foreign currency exchange rate fluctuations between the Canadian Dollar and the U.S. Dollar. An increase or decrease of 1% in foreign currency exchange rates would not have a material effect on our financial condition, results of operations, or liquidity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the internal control over financial reporting of Big Lots, Inc. and subsidiaries (the "Company") as of February 2, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended February 2, 2013, of the Company, and our report dated April 2, 2013, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
April 2, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Big Lots, Inc. and subsidiaries (the "Company") as of February 2, 2013, and January 28, 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Big Lots, Inc. and subsidiaries at February 2, 2013, and January 28, 2012, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 2, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2013, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
April 2, 2013

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	2012	2011	2010
Net sales	$5,400,119	$5,202,269	$4,952,244
Cost of sales (exclusive of depreciation expense shown separately below)	3,282,469	3,131,862	2,939,793
Gross margin	2,117,650	2,070,407	2,012,451
Selling and administrative expenses	1,712,910	1,634,532	1,576,500
Depreciation expense	106,286	90,280	78,606
Operating profit	298,454	345,595	357,345
Interest expense	(4,192)	(3,530)	(2,573)
Other income (expense)	51	(173)	612
Income from continuing operations before income taxes	294,313	341,892	355,384
Income tax expense	117,148	134,657	132,837
Income from continuing operations	177,165	207,235	222,547
Loss from discontinued operations, net of tax benefit of $32, $112 and $14 in fiscal years 2012, 2011 and 2010, respectively	(44)	(171)	(23)
Net income	$ 177,121	$ 207,064	$ 222,524
Earnings per common share - basic			
Continuing operations	$ 2.96	$ 3.03	$ 2.87
Discontinued operations	—	—	—
	$ 2.96	$ 3.03	$ 2.87
Earnings per common share - diluted			
Continuing operations	$ 2.93	$ 2.99	$ 2.83
Discontinued operations	—	—	—
	$ 2.93	$ 2.98	$ 2.83

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands)

	2012	2011	2010
Net income	$177,121	$207,064	$222,524
Other comprehensive income (loss):			
Foreign currency translation	(383)	(1,050)	—
Amortization of pension, net of tax benefit of $(921), $(703), and $(869), respectively	1,403	1,066	1,328
Valuation adjustment of pension, net of tax (benefit) expense of $(766), $3,337, and $(876), respectively	1,169	(5,065)	1,337
Total other comprehensive income (loss)	2,189	(5,049)	2,665
Comprehensive income	$179,310	$202,015	$225,189

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except par value)

	February 2, 2013	January 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,581	$ 68,547
Inventories	918,023	825,195
Deferred income taxes	37,696	42,784
Other current assets	74,330	70,130
Total current assets	1,090,630	1,006,656
Property and equipment — net	593,562	572,767
Deferred income taxes	—	6,549
Goodwill	13,522	12,282
Other assets	55,912	43,056
Total assets	$ 1,753,626	$ 1,641,310
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 393,652	$ 350,117
Property, payroll, and other taxes	74,973	74,396
Accrued operating expenses	53,788	56,088
Insurance reserves	36,861	35,159
KB bankruptcy lease obligation	3,069	3,115
Accrued salaries and wages	26,753	29,170
Income taxes payable	40,538	36,775
Total current liabilities	629,634	584,820
Long-term obligations	171,200	65,900
Deferred income taxes	2,693	—
Deferred rent	73,658	59,320
Insurance reserves	63,332	49,794
Unrecognized tax benefits	16,335	18,681
Other liabilities	38,632	39,562
Shareholders' equity:		
Preferred shares — authorized 2,000 shares; $0.01 par value; none issued	—	—
Common shares — authorized 298,000 shares; $0.01 par value; issued 117,495 shares; outstanding 57,269 shares and 63,609 shares, respectively	1,175	1,175
Treasury shares — 60,226 shares and 53,886 shares, respectively, at cost	(1,677,610)	(1,423,524)
Additional paid-in capital	551,845	542,160
Retained earnings	1,896,062	1,718,941
Accumulated other comprehensive loss	(13,330)	(15,519)
Total shareholders' equity	758,142	823,233
Total liabilities and shareholders' equity	$ 1,753,626	$ 1,641,310

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common		Treasury		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount				
Balance — January 30, 2010	81,922	$ 1,175	35,573	$ (791,042)	$ 515,061	$1,289,353	$ (13,135)	$1,001,412
Comprehensive income	—	—	—	—	—	222,524	2,665	225,189
Purchases of common shares	(10,686)	—	10,686	(350,823)	—	—	—	(350,823)
Exercise of stock options	1,808	—	(1,808)	42,285	(9,773)	—	—	32,512
Restricted shares vested	847	—	(847)	20,437	(20,437)	—	—	—
Tax benefit from share-based awards	—	—	—	—	13,779	—	—	13,779
Share activity related to deferred compensation plan	3	—	(3)	13	83	—	—	96
Share-based employee compensation expense	—	—	—	—	24,628	—	—	24,628
Balance — January 29, 2011	73,894	1,175	43,601	(1,079,130)	523,341	1,511,877	(10,470)	946,793
Comprehensive income	—	—	—	—	—	207,064	(5,049)	202,015
Purchases of common shares	(11,063)	—	11,063	(363,957)	—	—	—	(363,957)
Exercise of stock options	500	—	(500)	12,800	(2,391)	—	—	10,409
Restricted shares vested	271	—	(271)	6,731	(6,731)	—	—	—
Tax benefit from share-based awards	—	—	—	—	2,701	—	—	2,701
Share activity related to deferred compensation plan	7	—	(7)	32	247	—	—	279
Share-based employee compensation expense	—	—	—	—	24,993	—	—	24,993
Balance — January 28, 2012	63,609	1,175	53,886	(1,423,524)	542,160	1,718,941	(15,519)	823,233
Comprehensive income	—	—	—	—	—	177,121	2,189	179,310
Purchases of common shares	(8,232)	—	8,232	(304,038)	—	—	—	(304,038)
Exercise of stock options	1,406	—	(1,406)	37,266	(3,978)	—	—	33,288
Restricted shares vested	478	—	(478)	12,649	(12,649)	—	—	—
Tax benefit from share-based awards	—	—	—	—	8,117	—	—	8,117
Share activity related to deferred compensation plan	8	—	(8)	37	316	—	—	353
Share-based employee compensation expense	—	—	—	—	17,879	—	—	17,879
Balance — February 2, 2013	57,269	$ 1,175	60,226	$ (1,677,610)	$ 551,845	$1,896,062	$ (13,330)	$ 758,142

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	2012	2011	2010
Operating activities:			
Net income	$ 177,121	$ 207,064	$ 222,524
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	95,602	82,851	74,041
Deferred income taxes	12,482	10,456	20,485
Non-cash share-based compensation expense	17,879	24,993	24,628
Excess tax benefit from share-based awards	(8,144)	(2,701)	(13,779)
Non-cash impairment charge	984	2,242	18
Loss on disposition of equipment	432	1,376	639
Pension expense, net of contributions	3,810	2,023	4,479
Change in assets and liabilities, excluding effects of acquisition and foreign currency adjustments:			
Inventories	(92,721)	(54,512)	(30,809)
Accounts payable	43,460	31,555	(7,045)
Current income taxes	9,844	10,293	12,043
Other current assets	(4,078)	(6,082)	(5,250)
Other current liabilities	397	(16,465)	(5,816)
Other assets	(17,894)	(4,098)	(2,988)
Other liabilities	41,959	29,476	22,087
Net cash provided by operating activities	281,133	318,471	315,257
Investing activities:			
Capital expenditures	(131,273)	(131,293)	(107,563)
Cash proceeds from sale of property and equipment	912	867	1,301
Purchase of business, net of cash acquired	—	1,835	—
Return from (Deposit in) restricted account	—	8,000	(8,000)
Other	4	(121)	(290)
Net cash used in investing activities	(130,357)	(120,712)	(114,552)
Financing activities:			
Net proceeds from borrowings under bank credit facility	105,300	65,900	—
Payment of notes payable	—	(16,664)	—
Payment of capital lease obligations	(1,321)	(1,953)	(2,463)
Proceeds from the exercise of stock options	33,288	10,409	32,512
Excess tax benefit from share-based awards	8,144	2,701	13,779
Payment for treasury shares acquired	(304,038)	(363,957)	(350,823)
Deferred bank credit facility fees paid	—	(2,970)	—
Other	353	279	96
Net cash used in financing activities	(158,274)	(306,255)	(306,899)
Impact of foreign currency on cash	(468)	(496)	—
Decrease in cash and cash equivalents	(7,966)	(108,992)	(106,194)
Cash and cash equivalents:			
Beginning of year	68,547	177,539	283,733
End of year	$ 60,581	$ 68,547	$ 177,539

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

*Note 1 — **Basis of Presentation and Summary of Significant Accounting Policies***

Description of Business

We are North America's largest broadline closeout retailer. At February 2, 2013, we operated 1,574 stores in two countries: the United States of America ("U.S.") and Canada. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Basis of Presentation

The consolidated financial statements include Big Lots, Inc. and all of its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and include all of our accounts. We consolidate all majority-owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an ongoing basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that it believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates.

Fiscal Periods

Our fiscal year ends on the Saturday nearest to January 31, which results in fiscal years consisting of 52 or 53 weeks. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. Fiscal year 2012 ("2012") is comprised of the 53 weeks that began on January 29, 2012 and ended on February 2, 2013. Fiscal year 2011 ("2011") was comprised of the 52 weeks that began on January 30, 2011 and ended on January 28, 2012. Fiscal year 2010 ("2010") was comprised of the 52 weeks that began on January 31, 2010 and ended on January 29, 2011.

Segment Reporting

We manage our broadline closeout retailing business based on two segments: the U.S. and Canada. At the end of 2010, we operated only one segment as all of our operations were located within the U.S. at that time.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of amounts on deposit with financial institutions, outstanding checks, credit and debit card receivables, and highly liquid investments, including money market funds and variable rate demand notes, which are unrestricted to withdrawal or use and which have an original maturity of three months or less. We review cash and cash equivalent balances on a bank by bank basis in order to identify book overdrafts. Book overdrafts occur when the amount of outstanding checks exceed the cash deposited at a given bank. We reclassify book overdrafts, if any, to accounts payable on our consolidated balance sheets. Amounts due from banks for credit and debit card transactions are typically settled in less than seven days, and at February 2, 2013 and January 28, 2012, totaled $24.6 million and $34.5 million, respectively.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

Restricted Cash

Our restricted cash served as collateral, in place of an irrevocable stand-by letter of credit, to provide financial assurance that we would fulfill our obligations with respect to cash requirements associated with self-insurance, as discussed in note 10. The cash was on deposit with our insurance carrier.

Investments

Investment securities are classified as available-for-sale, held-to-maturity, or trading at the date of purchase. Investments are recorded at fair value as either current assets or non-current assets based on the stated maturity or our plans to either hold or sell the investment. Unrealized holding gains and losses on trading securities are recognized in earnings. Unrealized holding gains and losses on available-for-sale securities are recognized in other comprehensive income, until realized. We did not own any held-to-maturity or available-for-sale securities as of February 2, 2013 and January 28, 2012.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Cost includes any applicable inbound shipping and handling costs associated with the receipt of merchandise into our distribution centers (See the discussion below under the caption "Selling and Administrative Expenses" for additional information regarding outbound shipping and handling costs to our stores). Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the average cost retail inventory method, inventory is segregated into classes of merchandise having similar characteristics at its current retail selling value. Current retail selling values are converted to a cost basis by applying an average cost factor to each specific merchandise class' retail selling value. Cost factors represent the average cost-to-retail ratio computed using beginning inventory and all fiscal year-to-date purchase activity specific to each merchandise class.

Under our previous inventory management system which was used through the end of 2011, we calculated average cost at the department level which constituted 50 inventory cost pools. On January 29, 2012, the first day of 2012, we completed the implementation of our new inventory management systems, which has allowed us to more precisely determine our inventory cost under the average cost retail inventory method. We now calculate average cost at the class level which constitutes approximately 350 inventory cost pools.

This change in accounting principle, to include approximately 350 class inventory cost pools in the retail method calculation instead of approximately 50 departments in the calculation's inventory cost pools, is preferable as it provides us with a more precise estimate of the average cost of our merchandise inventories.

Accounting Standards Codification ("ASC") 250, "Accounting Changes and Error Corrections" requires that unless it is impracticable to do so, the voluntary adoption of a new accounting principle should be done retrospectively. Prior to January 29, 2012, the date we completed our implementation of SAP® for Retail, our accounting systems did not capture merchandise inventory costs with class level detail needed for us to recognize, measure and disclose amounts for prior periods under the retrospective application. In particular, the previous inventory system did not track or reconcile stock ledger information by class, but rather by department. Specifically, key items such as freight and shrink costs were aggregated at the department level, with no data identifier to the class, which made it impractical to retrospectively account for the change. Therefore, we have adopted this change in accounting principle prospectively from the beginning of the current year, as we can determine the cumulative effect in inventory cost as of that date.

As the impact of the accounting change in the beginning of the current year inventory is immaterial, we have recognized the cumulative effect of the change in accounting principle as a current year expense by recording a reduction in inventory and a corresponding increase to cost of sales of approximately $5.6 million in the first quarter of 2012. This non-cash charge reduced the 2012 income from continuing operations and net income by approximately $3.4 million and reduced 2012 basic and diluted earnings per share from continuing operations by $0.06.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

Under the average cost retail inventory method, permanent sales price markdowns result in cost reductions in inventory. Our permanent sales price markdowns are typically related to end of season clearance events and are recorded as a charge to cost of sales in the period of management's decision to initiate sales price reductions with the intent not to return the price to regular retail. Promotional markdowns are recorded as a charge to net sales in the period the merchandise is sold. Promotional markdowns are typically related to specific marketing efforts with respect to products maintained continuously in our stores or products that are only available in limited quantities but represent substantial value to our customers. Promotional markdowns are principally used to drive higher sales volume during a defined promotional period.

We record a reduction to inventories and charge to cost of sales for a shrinkage inventory allowance. The shrinkage allowance is calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on our historical and current year experience based on physical inventory results.

We record a reduction to inventories and charge to cost of sales for any excess or obsolete inventory. The excess or obsolete inventory is estimated based on a review of our aged inventory and takes into account any items that have already received a cost reduction as a result of the permanent markdown process discussed above. We estimate the reduction for excess or obsolete inventory based on historical sales trends, age and quantity of product on hand, and anticipated future sales.

Payments Received from Vendors

Payments received from vendors relate primarily to rebates and reimbursement for markdowns and are recognized in our consolidated statements of operations as a reduction to cost of inventory purchases in the period that the rebate or reimbursement is earned or realized and, consequently, result in a reduction in cost of sales when the related inventory is sold.

Store Supplies

When opening a new store, a portion of the initial shipment of supplies (including primarily display materials, signage, security-related items, and miscellaneous store supplies) is capitalized at the store opening date. These capitalized supplies represent more durable types of items for which we expect to receive future economic benefit. Subsequent replenishments of capitalized store supplies are expensed. The consumable/non-durable type items for which the future economic benefit is less measurable are expensed upon shipment to the store. Capitalized store supplies are adjusted periodically for changes in estimated quantities or costs and are included in other current assets in our consolidated balance sheets.

Property and Equipment — Net

Depreciation and amortization expense of property and equipment are recorded on a straight-line basis using estimated service lives. The estimated service lives of our property and equipment by major asset category were as follows:

Land improvements	15 years
Buildings	40 years
Leasehold improvements	5 years
Store fixtures and equipment	5 years
Distribution and transportation fixtures and equipment	5 - 15 years
Office and computer equipment	5 years
Computer software costs	5 - 8 years
Company vehicles	3 years

*Note 1 — **Basis of Presentation and Summary of Significant Accounting Policies*** **(Continued)**

Leasehold improvements are amortized on a straight-line basis using the shorter of their estimated service lives or the lease term. Because our most common initial lease term is five years and the majority of our lease options have a term of five years, we estimate the useful life of leasehold improvements at five years. This amortization period is consistent with the amortization period for any lease incentives that we would typically receive when initially entering into a new lease that are recognized as deferred rent and amortized over the initial lease term. Depreciation estimates are revised prospectively to reflect the remaining depreciation or amortization of the asset over the shortened estimated service life when a decision is made to dispose of property and equipment prior to the end of its previously estimated service life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in selling and administrative expenses. Major repairs that extend service lives are capitalized. Maintenance and repairs are charged to expense as incurred. Capitalized interest was not significant in any period presented.

Long-Lived Assets

Our long-lived assets primarily consist of property and equipment - net. In order to determine if impairment indicators are present for store property and equipment, we review historical operating results at the store level on an annual basis, or when other impairment indicators are present. Generally, all other property and equipment is reviewed for impairment at the enterprise level. If the net book value of a store's long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. Our assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. We estimate the fair value of our long-lived assets using readily available market information for similar assets.

Goodwill

Instead of being amortized, goodwill is tested for impairment annually and whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. We use an income approach and a market approach in determining fair value for purposes of goodwill impairment tests. We perform our annual impairment testing during our second fiscal quarter of each year.

Closed Store Accounting

We recognize an obligation for the fair value of lease termination costs when we cease using the leased property in our operations. In measuring fair value of these lease termination obligations, we consider the remaining minimum lease payments, estimated sublease rentals that could be reasonably obtained, and other potentially mitigating factors. We discount the estimated obligation using the applicable credit adjusted interest rate, resulting in accretion expense in periods subsequent to the period of initial measurement. We monitor the estimated obligation for lease termination liabilities in subsequent periods and revise any estimated liabilities, if necessary. Severance and benefits associated with terminating employees from employment are recognized ratably from the communication date through the estimated future service period, unless the estimated future service period is less than 60 days, in which case we recognize the impact at the communication date. Generally all other store closing costs are recognized when incurred.

We classify the results of operations of closed stores to discontinued operations when the operations and cash flows of the stores have been (or will be) eliminated from ongoing operations and we no longer have any significant continuing involvement in the operations associated with the stores after closure. We generally meet the second criteria on all closed stores as, upon closure, operations cease and we have no continuing involvement. To determine if cash flows have been (or will be) eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity of a closing store to any remaining open stores and the estimated sales migration from the closed store to any stores remaining open. The estimated sales migration is based on historical estimates of our sales migration upon opening or closing a store in a similar market. For purposes of reporting closed stores as discontinued operations, we report net sales, gross margin, and related operating costs that are directly related to and specifically identifiable with respect to the stores' operations identified as discontinued operations. Certain corporate-level charges, such as general office cost, field operations, national advertising, fixed distribution costs, and interest cost are not allocated to closed stores' discontinued operations because we believe that these costs are not specific to the stores' operations.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted law and tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We assess the adequacy and need for a valuation allowance for deferred tax assets. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. We have established a valuation allowance to reduce our deferred tax assets to the balance that is more likely than not to be realized.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the accompanying consolidated balance sheets.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit, changes in a deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

Pension

Pension assumptions are evaluated each year. Actuarial valuations are used to calculate the estimated expenses and obligations related to our pension plans. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption for the expected long-term rate of return is primarily based on our expectation of a long-term, prospective rate of return.

Insurance and Insurance-Related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees. We purchase stop-loss coverage to limit significant exposure in these areas. Accrued insurance-related liabilities and related expenses are based on actual claims filed and estimates of claims incurred but not reported. The estimated accruals are

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

determined by applying actuarially-based calculations. General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4% discount rate, while other liabilities for insurance-related reserves are not discounted.

Fair Value of Financial Instruments

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the relatively short maturity of these items.

Commitments and Contingencies

We are subject to various claims and contingencies including legal actions and other claims arising out of the normal course of business. In connection with such claims and contingencies, we estimate the likelihood and amount of any potential obligation, where it is possible to do so, using management's judgment. Management uses various internal and external specialists to assist in the estimating process. We accrue, if material, a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if it is probable but an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to our consolidated financial statements and no accrual is made.

Revenue Recognition

We recognize sales at the time the customer takes possession of the merchandise. Sales are recorded net of discounts and estimated returns and exclude any sales tax. The reserve for merchandise returns is estimated based on our prior return experience.

We sell gift cards in our stores and issue merchandise credits, typically as a result of customer returns, on stored value cards. We do not charge administrative fees on unused gift card or merchandise credit balances and our gift cards and merchandise credits do not expire. We recognize sales revenue from gift cards and merchandise credits when (1) the gift card or merchandise credit is redeemed in a sales transaction by the customer or (2) breakage occurs. We recognize gift card and merchandise credit breakage when we estimate that the likelihood of the card or credit being redeemed by the customer is remote and we determine that we do not have a legal obligation to remit the value of unredeemed cards or credits to the relevant regulatory authority. We estimate breakage based upon historical redemption patterns. For 2012, 2011, and 2010, we recognized in net sales on our consolidated statements of operations breakage of $0.5 million, $0.6 million, and $0.7 million, respectively, related to unredeemed gift card and merchandise credit balances that had aged at least four years beyond the end of their original issuance month. The liability for the unredeemed cash value of gift cards and merchandise credits is recorded in accrued operating expenses.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

We offer price hold contracts on merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. Amounts paid by customers under price hold contracts are recorded in accrued operating expenses until a sale is consummated.

Cost of Sales

Cost of sales includes the cost of merchandise, net of cash discounts and rebates, markdowns, and inventory shrinkage. Cost of merchandise includes related inbound freight to our distribution centers, duties, and commissions. We classify warehousing and outbound distribution and transportation costs as selling and administrative expenses. Due to this classification, our gross margin rates may not be comparable to those of other retailers that include warehousing and outbound distribution and transportation costs in cost of sales.

Selling and Administrative Expenses

Selling and administrative expenses include store expenses (such as payroll and occupancy costs) and costs related to warehousing, distribution, outbound transportation to our stores, advertising, purchasing, insurance, non-income taxes, and overhead. Selling and administrative expense rates may not be comparable to those of other retailers that include warehousing, distribution, and outbound transportation costs in cost of sales. Distribution and outbound transportation costs included in selling and administrative expenses were $166.6 million, $161.3 million, and $154.3 million for 2012, 2011, and 2010, respectively.

Rent Expense

Rent expense is recognized over the term of the lease and is included in selling and administrative expenses. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction or set-up period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. We also receive tenant allowances, which are recorded in deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease.

Our leases generally obligate us for our applicable portion of real estate taxes, common area maintenance ("CAM"), and property insurance that has been incurred by the landlord with respect to the leased property. We maintain accruals for our estimated applicable portion of real estate taxes, CAM, and property insurance incurred but not settled at each reporting date. We estimate these accruals based on historical payments made and take into account any known trends. Inherent in these estimates is the risk that actual costs incurred by landlords and the resulting payments by us may be higher or lower than the amounts we have recorded on our books.

Certain of our leases provide for contingent rents that are not measurable at the lease inception date. Contingent rent includes rent based on a percentage of sales that are in excess of a predetermined level. Contingent rent is excluded from minimum rent and is included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Advertising Expense

Advertising costs, which are expensed as incurred, consist primarily of television and print advertising, internet marketing and advertising, and in-store point-of-purchase presentations. Advertising expenses are included in selling and administrative expenses. Advertising expenses were $101.3 million, $99.0 million, and $92.0 million for 2012, 2011, and 2010, respectively.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

Store Pre-opening Costs

Pre-opening costs incurred during the construction periods for new store openings are expensed as incurred.

Share-Based Compensation

Share-based compensation expense is recognized in selling and administrative expense in our consolidated statements of operations for all options that we expect to vest. We estimate forfeitures based on historical information. We value and expense stock options with graded vesting as a single award with an average estimated life over the entire term of the award. The expense for options with graded vesting is recorded straight-line over the vesting period. We estimate the fair value of stock options using a binomial model. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the binomial model, which incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

Compensation expense for performance-based non-vested restricted stock awards is recorded based on fair value of the award on the grant date and the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the projected achievement of the performance targets at each reporting period and make prospective adjustments to the estimated vesting period when our internal models indicate that the estimated achievement date differs from the date being used to amortize expense.

Earnings per Share

Basic earnings per share is based on the weighted-average number of shares outstanding during each period. Diluted earnings per share is based on the weighted-average number of shares outstanding during each period and the additional dilutive effect of stock options and non-vested restricted stock awards, calculated using the treasury stock method.

Guarantees

We have lease guarantees which were issued prior to January 1, 2003. We record a liability for these lease guarantees in the period when it becomes probable that the obligor will fail to perform its obligation and if the amount of our guarantee obligation is estimable.

Foreign Currency Translation

The functional currency of our international subsidiary is the local currency of the country in which the subsidiary is located. We have one foreign subsidiary domiciled in Canada. Foreign currency denominated assets and liabilities are translated into U.S. Dollars using the exchange rate in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, which are included in other income (expense), were $(0.4) million for 2011 and immaterial for 2012.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

Other Comprehensive Income

Our other comprehensive income includes the impact of the amortization of our pension actuarial loss, net of tax, the revaluation of our pension actuarial loss, net of tax, and the impact of foreign currency translation.

Supplemental Cash Flow Disclosures

The following table provides supplemental cash flow information for 2012, 2011, and 2010:

(In thousands)	2012	2011	2010
Supplemental disclosure of cash flow information:			
Cash paid for interest, including capital leases	$ 3,369	$ 2,742	$ 830
Cash paid for income taxes, excluding impact of refunds	$95,596	$114,406	$100,973
Non-cash activity:			
Assets acquired under capital leases	$ 392	$ 2,925	$ —
Accrued property and equipment	$ 6,824	$ 8,711	$ 9,449
Notes payable assumed in acquisition	$ —	$ 16,664	$ —

During 2012 and 2011, our gross proceeds from borrowings under the bank credit facility were $1,448.8 million and $846.3 million, respectively, and our gross repayments of borrowings under the bank credit facility were $1,343.5 million and $780.4 million, respectively.

Reclassifications

In the fourth quarter of 2012, we realigned our merchandise categories in our U.S. segment to be consistent with the realignment of our merchandising team and changes to our management reporting. Prior to the fourth quarter of 2012, we reported sales of our toys, books and sporting goods departments in the Play n' Wear category. We moved the toys, books and sporting goods departments out of the Play n' Wear category and repositioned them in the Hardlines & Other category. We subsequently renamed our Hardlines & Other category to Hardlines & Toys. We also moved the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations out of the Hardlines & Toys category and repositioned them in the Play n' Wear category, which we renamed Electronics & Other. Our Consumables category, which previously contained our food departments, was also bifurcated into both a Food category and Consumables category. The Consumables category now only contains our health and beauty care, housekeeping supplies, household chemicals, paper products, pet, and home organization departments, while the Food category contains our various food departments. We reclassified the results of all periods presented to reflect this realignment of our merchandise categories.

Recent Accounting Standards

There are currently no new accounting pronouncements with a future effective date that are of significance, or potential significance, to us.

Subsequent Events

We have evaluated events and transactions subsequent to the balance sheet date. Based on this evaluation, we are not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the balance sheet date but prior to filing that would require recognition or disclosure in our consolidated financial statements.

Note 2 — Property and Equipment — Net

Property and equipment - net consist of:

(In thousands)	February 2, 2013	January 28, 2012
Land and land improvements	$ 50,797	$ 45,130
Buildings and leasehold improvements	803,267	768,074
Fixtures and equipment	674,684	637,658
Computer software costs	114,572	87,290
Transportation equipment	27,303	35,604
Construction-in-progress	23,759	38,230
Property and equipment - cost	1,694,382	1,611,986
Less accumulated depreciation and amortization	1,100,820	1,039,219
Property and equipment - net	$ 593,562	$ 572,767

Property and equipment - cost includes $4.2 million and $5.8 million at February 2, 2013 and January 28, 2012, respectively, to recognize assets from capital leases. Accumulated depreciation and amortization includes $2.2 million and $2.7 million at February 2, 2013 and January 28, 2012, respectively, related to capital leases.

During 2012, 2011, and 2010 respectively, we invested $131.3 million, $131.3 million, and $107.6 million of cash in capital expenditures and we recorded $106.3 million, $90.3 million, and $78.6 million of depreciation expense.

We incurred $1.0 million, $2.2 million, and less than $0.1 million in asset impairment charges in 2012, 2011, and 2010, respectively. The charges in 2012 principally related to the write-down of long-lived assets at one U.S. store and four Canadian stores identified as part of our annual store impairment review. The charges in 2011 relate to asset impairments from the valuation of the Company's oldest airplane. The charges in 2010 principally related to the write-down of long-lived assets at one U.S. store identified as part of our annual store impairment review in 2010.

Asset impairment charges are included in selling and administrative expenses in our accompanying consolidated statements of operations. We perform annual impairment reviews of our long-lived assets at the store level. When we perform the annual impairment reviews, we first determine which stores had impairment indicators present. We generally use actual historical cash flows to determine if stores had negative cash flows within the past two years. For each store with negative cash flows, we obtain future cash flow estimates based on operating performance estimates specific to each store's operations that are based on assumptions currently being used to develop our company level operating plans. If the net book value of a store's long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. The fair value of store assets is estimated based on information available in the marketplace for similar assets.

Note 3 — Bank Credit Facility

On July 22, 2011, we entered into a $700 million five-year unsecured credit facility ("2011 Credit Agreement"). The 2011 Credit Agreement replaced the $500 million three-year unsecured credit facility we entered into on April 28, 2009 ("2009 Credit Agreement"). We did not incur any material termination penalties in connection with the termination of the 2009 Credit Agreement.

The 2011 Credit Agreement expires on July 22, 2016. In connection with our entry into the 2011 Credit Agreement, we paid bank fees and other expenses in the aggregate amount of $3.0 million, which are being amortized over the term of the agreement. Borrowings under the 2011 Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness. The 2011 Credit Agreement includes a $10 million Canadian swing loan sublimit, a $30 million U.S. swing loan sublimit, a $150 million letter of credit sublimit and a $200 million Canadian revolving credit loan subfacility. The

Note 3 — Bank Credit Facility (Continued)

interest rates, pricing and fees under the 2011 Credit Agreement fluctuate based on our debt rating. The 2011 Credit Agreement allows us to select our interest rate for each borrowing from multiple interest rate options. The interest rate options are generally derived from the prime rate, LIBOR, or CDOR. We may prepay revolving loans made under the 2011 Credit Agreement. The 2011 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of any of the covenants could result in a default under the 2011 Credit Agreement that would permit the lenders to restrict our ability to further access the 2011 Credit Agreement for loans and letters of credit and require the immediate repayment of any outstanding loans under the 2011 Credit Agreement. At February 2, 2013, we had $171.2 million borrowings outstanding under the 2011 Credit Agreement and $5.4 million was committed to outstanding letters of credit, leaving $523.4 million available under the 2011 Credit Agreement.

Note 4 — Fair Value Measurements

In connection with our nonqualified deferred compensation plan, we had mutual fund investments of $20.7 million and $19.6 million at February 2, 2013 and January 28, 2012, respectively, which were recorded in other assets. These investments were classified as trading securities and were recorded at their fair value. The fair values of mutual fund investments were Level 1 valuations under the fair value hierarchy because each fund's quoted market value per share was available in an active market.

The fair values of our long-term obligations are estimated based on the quoted market prices for the same or similar issues and the current interest rates offered for similar instruments. These fair value measurements are classified as Level 2 within the fair value hierarchy. Given the variable rate features and relatively short maturity of the instruments underlying our long-term obligations, the carrying value of these instruments approximates the fair value.

Note 5 — Leases

Leased property consisted primarily of 1,518 of our retail stores, 0.5 million square feet of warehouse space, and certain transportation, information technology and other office equipment. Many of the store leases obligate us to pay for our applicable portion of real estate taxes, CAM, and property insurance. Certain store leases provide for contingent rents, have rent escalations, and have tenant allowances or other lease incentives. Many of our leases contain provisions for options to renew or extend the original term for additional periods.

Total rent expense, including real estate taxes, CAM, and property insurance, charged to continuing operations for operating leases consisted of the following:

(In thousands)	2012	2011	2010
Minimum leases	$309,923	$285,081	$261,197
Contingent leases	460	637	587
Total rent expense	$310,383	$285,718	$261,784

Future minimum rental commitments for leases, excluding closed store leases, real estate taxes, CAM, and property insurance, at February 2, 2013, were as follows:

Fiscal Year	*(In thousands)*
2013	$ 254,510
2014	214,327
2015	167,663
2016	128,420
2017	87,888
Thereafter	152,366
Total leases	$ 1,005,174

Note 5 — Leases **(Continued)**

We have obligations for capital leases for office equipment, included in accrued operating expenses and other liabilities on our consolidated balance sheet. Scheduled payments for all capital leases at February 2, 2013, were as follows:

Fiscal Year	(In thousands)
2013	$1,266
2014	930
2015	29
2016	2
2017	—
Thereafter	—
Total lease payments	$2,227
Less amount to discount to present value	(158)
Capital lease obligation per balance sheet	$2,069

Note 6 — Shareholders' Equity

Earnings per Share

There were no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted earnings per share and there were no securities outstanding in any year presented, which were excluded from the computation of earnings per share other than antidilutive employee and director stock options and non-vested restricted stock awards. At the end of 2012, 2011, and 2010, stock options outstanding of 1.9 million, 1.5 million, and 0.9 million, respectively, were excluded from the diluted share calculation because their impact was antidilutive. Antidilutive options are excluded from the calculation because they decrease the number of diluted shares outstanding under the treasury stock method. Antidilutive options are generally outstanding options where the exercise price per share is greater than the weighted-average market price per share for our common shares for each period. The number of shares of non-vested restricted stock that were antidilutive, as determined under the treasury stock method, is immaterial for all years presented.

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted earnings per share computations is as follows:

(In thousands)	2012	2011	2010
Weighted-average common shares outstanding:			
Basic	59,852	68,316	77,596
Dilutive effect of stock options and restricted common shares	624	1,103	985
Diluted	60,476	69,419	78,581

Share Repurchase Programs

On May 25, 2011 our Board of Directors authorized a share repurchase program providing for the repurchase of up to $400.0 million of our common shares ("2011 Repurchase Program"). On May 22, 2012, our Board of Directors authorized a share repurchase program providing for the repurchase of $200.0 million of our common shares ("2012 Repurchase Program").

During 2012, we acquired approximately 8.1 million of our outstanding common shares for $298.5 million, which exhausted our authorizations under both the 2011 Repurchase Program and the 2012 Repurchase Program.

Common shares acquired through the repurchase programs are held in treasury at cost and are available to meet obligations under equity compensation plans and for general corporate purposes.

Note 7 — Share-Based Plans

Our shareholders approved the Big Lots 2012 Long-Term Incentive Plan ("2012 LTIP") in May 2012. The 2012 LTIP authorizes the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, deferred stock awards, performance units, stock appreciation rights, cash-based awards, and other share-based awards. We have issued only nonqualified stock options and restricted stock under the 2012 LTIP. The number of common shares available for issuance under the 2012 LTIP consists of an initial allocation of 7,750,000 common shares plus any common shares subject to the 4,702,362 outstanding awards as of March 15, 2012 under the Big Lots 2005 Long-Term Incentive Plan ("2005 LTIP") that, on or after March 15, 2012, cease for any reason to be subject to such awards (other than by reason of exercise or settlement). The Compensation Committee of our Board of Directors ("Committee"), which is charged with administering the 2012 LTIP, has the authority to determine the terms of each award. Nonqualified stock options granted to employees under the 2012 LTIP, the exercise price of which may not be less than the fair market value of the underlying common shares on the grant date, generally expire on the earlier of: (1) the seven year term set by the Committee; or (2) one year following termination of employment, death, or disability. The nonqualified stock options generally vest ratably over a four-year period; however, upon a change in control, all awards outstanding automatically vest.

Our former equity compensation plan, the 2005 LTIP, approved in May 2005, expired on May 16, 2012. The 2005 LTIP authorized the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, performance units, and stock appreciation rights. We issued only nonqualified stock options and restricted stock under the 2005 LTIP. The number of common shares available for issuance under the 2005 LTIP consisted of: (1) an initial allocation of 1,250,000 common shares; (2) 2,001,142 common shares, the number of common shares that were available under the predecessor Big Lots, Inc. 1996 Performance Incentive Plan ("1996 LTIP") upon its expiration; (3) 2,100,000 common shares approved by our shareholders in May 2008; and (4) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years during which the 2005 LTIP was in effect. The Committee, which was charged with administering the 2005 LTIP, had the authority to determine the terms of each award. Nonqualified stock options granted to employees under the 2005 LTIP, the exercise price of which was not less than the fair market value of the underlying common shares on the grant date, generally expire on the earlier of: (1) the seven year term set by the Committee; or (2) one year following termination of employment, death, or disability. The nonqualified stock options generally vest ratably over a four-year period; however, upon a change in control, all awards outstanding automatically vest.

In addition to the 2012 LTIP, we previously maintained the Big Lots Director Stock Option Plan ("Director Stock Option Plan") for non-employee directors. The Director Stock Option Plan was terminated on May 30, 2008. The Director Stock Option Plan was administered by the Committee pursuant to an established formula. Neither the Board of Directors nor the Committee exercised any discretion in administration of the Director Stock Option Plan. Grants were made annually at an exercise price equal to the fair market value of the underlying common shares on the date of grant. The annual grants to each non-employee director of an option to acquire 10,000 of our common shares became fully exercisable over a three-year period: 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary. Stock options granted to non-employee directors expire on the earlier of: (1) 10 years plus one month; (2) one year following death or disability; or (3) at the end of our next trading window one year following termination. In connection with the amendment to the 2005 LTIP in May 2008, our Board of Directors amended the Director Stock Option Plan so that no additional awards may be made under that plan. Our non-employee directors did not receive any stock options in 2012, 2011, and 2010, but did, as discussed below, receive restricted stock awards under the 2005 LTIP.

Share-based compensation expense was $17.9 million, $25.0 million and $24.6 million in 2012, 2011, and 2010, respectively. We use a binomial model to estimate the fair value of stock options on the grant date. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based

Note 7 — Share-Based Plans **(Continued)**

on historical and current implied volatilities from traded options on our common shares. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the binomial model, which incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

The weighted-average fair value of stock options granted and assumptions used in the stock option pricing model for each of the respective periods were as follows:

	2012	2011	2010
Weighted-average fair value of stock options granted	$14.15	$14.43	$13.64
Risk-free interest rates	0.6 %	1.8%	2.2%
Expected life (years)	4.2	4.2	4.2
Expected volatility	41.1 %	41.7%	45.6%
Expected annual forfeiture rate	3.0 %	1.5%	1.5%

The following table summarizes information about our stock options outstanding and exercisable at February 2, 2013:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal to	Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$10.01	$20.00	591,773	2.8	$16.92	396,147	$16.65
20.01	30.00	269,438	1.9	25.55	265,688	25.50
30.01	40.00	710,375	4.4	35.76	249,373	35.83
$40.01	$50.00	1,457,500	5.6	42.65	137,625	41.24
		3,029,086	4.4	$34.49	1,048,833	$26.68

A summary of the annual stock option activity for fiscal years 2010, 2011, and 2012 is as follows:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (000's)
Outstanding stock options at January 30, 2010	4,496,633	$19.46		
Granted	997,500	35.92		
Exercised	(1,807,850)	17.98		
Forfeited	(107,600)	26.10		
Outstanding stock options at January 29, 2011	3,578,683	$24.59		
Granted	918,500	40.85		
Exercised	(500,085)	20.81		
Forfeited	(320,675)	33.84		
Outstanding stock options at January 28, 2012	3,676,423	$28.36		
Granted	982,000	43.23		
Exercised	(1,406,262)	23.67		
Forfeited	(223,075)	40.18		
Outstanding stock options at February 2, 2013	3,029,086	$34.49	4.4	$10,991
Vested or expected to vest at February 2, 2013	2,858,848	$34.31	4.4	$10,653
Exercisable at February 2, 2013	1,048,833	$26.68	3.0	$ 8,035

Note 7 — Share-Based Plans **(Continued)**

The number of stock options expected to vest was based on our annual forfeiture rate assumption.

A summary of the nonvested restricted stock activity for fiscal years 2010, 2011, and 2012 is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value Per Share
Outstanding nonvested restricted stock at January 30, 2010	849,488	$19.48
Granted	507,684	35.88
Vested	(847,688)	19.46
Forfeited	(5,700)	33.44
Outstanding nonvested restricted stock at January 29, 2011	503,784	$35.88
Granted	564,589	40.76
Vested	(271,784)	35.84
Forfeited	(55,300)	38.72
Outstanding nonvested restricted stock at January 28, 2012	741,289	$39.40
Granted	589,784	42.90
Vested	(477,664)	38.52
Forfeited	(69,800)	43.04
Outstanding nonvested restricted stock at February 2, 2013	783,609	$42.25

The nonvested restricted stock awards granted to employees (other than the awards granted to Mr. Fishman in 2010, 2011, and 2012) vest if certain financial performance objectives are achieved. If we meet a threshold financial performance objective and the grantee remains employed by us, the restricted stock will vest on the opening of our first trading window five years after the grant date of the award. If we meet a higher financial performance objective and the grantee remains employed by us, the restricted stock will vest on the first trading day after we file our Annual Report on Form 10-K with the SEC for the fiscal year in which the higher objective is met.

On the grant date of the 2011 restricted stock awards (other than the award granted to Mr. Fishman), we estimated a three-year period for vesting based on the assumed achievement of the higher financial performance objective. In the fourth quarter of 2012, based on operating results and future projections, we changed the estimated vesting period of the 2011 restricted stock awards to four years. The impact of this change in estimate will be recognized ratably over the remaining vesting period.

On the grant date of the 2012 restricted stock awards (other than the award granted to Mr. Fishman), we estimated a three-year period for vesting based on the assumed achievement of the higher financial performance objective. In the fourth quarter of 2012, based on operating results and future projections, we changed the estimated vesting period of the 2012 restricted stock awards to four years. The impact of this change in estimate will be recognized ratably over the remaining vesting period.

The restricted stock award granted to Mr. Fishman in 2011 vested in 2012 based on achievement of the corporate financial goals for 2011. The nonvested restricted stock award granted to Mr. Fishman in 2012 would have vested if we had achieved a corporate financial goal set for 2012. Because this condition was not achieved, we expect the nonvested restricted stock award to be forfeited.

In 2012, 2011, and 2010, we granted to each of the non-employee members of our Board of Directors restricted stock awards having a fair value on the grant date of approximately $95,000. These awards vest on the earlier of (1) the trading day immediately preceding the next annual meeting of our shareholders; or (2) the death or disability of the grantee. However, the restricted stock award will not vest if the non-employee director ceases to serve on our Board of Directors before either vesting event occurs.

*Note 7 — **Share-Based Plans*** **(Continued)**

During 2012, 2011, and 2010, the following activity occurred under our share-based compensation plans:

(In thousands)	2012	2011	2010
Total intrinsic value of stock options exercised	$29,350	$ 8,747	$32,537
Total fair value of restricted stock vested	$21,907	$11,618	$31,150

The total unearned compensation cost related to all share-based awards outstanding at February 2, 2013 was approximately $28.3 million. This compensation cost is expected to be recognized through January 2017 based on existing vesting terms with the weighted-average remaining expense recognition period being approximately 2.2 years from February 2, 2013.

Note 8 — Employee Benefit Plans

Pension Benefits

We maintain the Pension Plan and Supplemental Pension Plan covering certain employees whose hire date was on or before April 1, 1994. Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. The Supplemental Pension Plan is maintained for certain highly compensated executives whose benefits were frozen in the Pension Plan in 1996. The Supplemental Pension Plan is designed to pay benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. We have no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of our general creditors.

The components of net periodic pension expense were comprised of the following:

(In thousands)	2012	2011	2010
Service cost - benefits earned in the period	$ 2,171	$ 2,211	$ 2,433
Interest cost on projected benefit obligation	3,292	3,496	3,254
Expected investment return on plan assets	(3,089)	(4,627)	(4,249)
Amortization of prior service cost	(34)	(34)	(34)
Amortization of transition obligation	13	13	13
Amortization of actuarial loss	2,345	1,796	2,217
Settlement loss	298	298	1,785
Net periodic pension cost	$ 4,996	$ 3,153	$ 5,419

In 2012, 2011, and 2010, we incurred pretax non-cash settlement charges of $0.3 million, $0.3 million and $1.8 million, respectively. The settlement charges were caused by lump sum benefit payments made to plan participants in excess of combined annual service cost and interest cost for each year.

The weighted-average assumptions used to determine net periodic pension expense were:

	2012	2011	2010
Discount rate	5.0%	5.7%	5.7%
Rate of increase in compensation levels	3.5%	3.9%	3.5%
Expected long-term rate of return	5.5%	8.0%	8.0%

The weighted-average assumptions used to determine benefit obligations were:

	2012	2011
Discount rate	4.6%	5.0%
Rate of increase in compensation levels	3.5%	3.5%

Note 8 — Employee Benefit Plans **(Continued)**

The following schedule provides a reconciliation of projected benefit obligations, plan assets, funded status, and amounts recognized for the Pension Plan and Supplemental Pension Plan at February 2, 2013 and January 28, 2012:

(In thousands)	February 2, 2013	January 28, 2012
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 69,942	$ 62,554
Service cost	2,171	2,211
Interest cost	3,292	3,496
Benefits and settlements paid	(6,437)	(6,522)
Actuarial loss	1,242	8,203
Projected benefit obligation at end of year	$ 70,210	$ 69,942
Change in plan assets:		
Fair market value at beginning of year	$ 58,662	$ 59,976
Actual return on plan assets	5,969	4,123
Employer contributions	1,182	1,085
Benefits and settlements paid	(6,437)	(6,522)
Fair market value at end of year	$ 59,376	$ 58,662
Under funded and net amount recognized	$(10,834)	$(11,280)
Amounts recognized in the consolidated balance sheets consist of:		
Noncurrent assets	$ —	$ —
Current liabilities	(361)	(441)
Noncurrent liabilities	(10,473)	(10,839)
Net amount recognized	$(10,834)	$(11,280)

The following are components of accumulated other comprehensive income and, as such, are not yet reflected in net periodic pension expense:

(In thousands)	2012	2011
Unrecognized transition obligation	$ (12)	$ (25)
Unrecognized past service credit	90	125
Unrecognized actuarial loss	(19,808)	(24,089)
Accumulated other comprehensive loss, pretax	$(19,730)	$(23,989)

We expect to reclassify $2.0 million of the actuarial loss along with immaterial amounts of transition obligation and past service credit into net periodic pension expense during 2013.

Note 8 — Employee Benefit Plans **(Continued)**

The following table sets forth certain information for the Pension Plan and the Supplemental Pension Plan at February 2, 2013 and January 28, 2012:

	Pension Plan		Supplemental Pension Plan	
	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012
(In thousands)				
Projected benefit obligation	$63,951	$62,992	$6,259	$6,950
Accumulated benefit obligation	57,224	55,708	5,080	5,581
Fair market value of plan assets	$59,376	$58,662	$ —	$ —

We elected not to make a discretionary contribution to the Pension Plan in 2012 or in 2011. Our funding policy of the Pension Plan is to make annual contributions based on advice from our actuaries and the evaluation of our cash position, but not less than the minimum required by applicable regulations. Currently, we expect no required contributions to the Pension Plan during 2013, however, discretionary contributions could be made depending upon further analysis.

Using the same assumptions as those used to measure our benefit obligations, the Pension Plan and the Supplemental Pension Plan benefits expected to be paid in each of the following fiscal years are as follows:

Fiscal Year	
(In thousands)	
2013	$ 5,291
2014	5,347
2015	5,566
2016	5,559
2017	5,473
2018 — 2022	$26,937

Our overall investment strategy is to earn a long-term rate of return sufficient to meet the liability needs of the Pension Plan, within prudent risk constraints. In order to develop the appropriate asset allocation and investment strategy, an actuarial review of the Pension Plan's expected future distributions was completed. The strategy provides a well-defined risk management approach designed to reduce risks based on the Pension Plan's funded status.

Assets can generally be considered as filling one of the following roles within the strategy: (1) liability-hedging assets, which are designed to meet the cash payment needs of the plan's obligation and provide downside protection, primarily invested in intermediate and long maturity investment grade bonds; or (2) return-seeking assets, which are designed to deliver returns in excess of the Pension Plan's obligation growth rates, with broadly diversified assets including U.S. and non-U.S. equities, real estate, and high yield bonds. The current target allocation is approximately 80% liability-hedging assets and 20% return-seeking assets. Target allocations may change over time due to changes in the plan's funded status, or in response to changes in plan or market conditions. All assets must have readily ascertainable market values and be easily marketable. The portfolio of assets maintains a high degree of liquidity in order to meet benefit payment requirements and to allow responsiveness to evolving Pension Plan and market conditions.

The investment managers have the discretion to invest within sub-classes of assets within the parameters of their investment guidelines. Fixed income managers can adjust duration exposure as deemed appropriate given current or expected market conditions. Additionally, the investment managers have the authority to invest in financial futures contracts and financial options contracts for the purposes of implementing hedging strategies. There were no futures contracts owned directly by the Pension Plan at February 2, 2013 and January 28, 2012. The primary benchmark for assessing the effectiveness of the Pension Plan investments is that of the plan's

Note 8 — Employee Benefit Plans **(Continued)**

liabilities themselves. Asset class returns are also judged relative to common benchmark indices such as the Russell 3000 and Barclay's Capital Long Credit Bond. Investment results and plan funded status are monitored daily, with a detailed performance review completed on a quarterly basis.

The fair value of our Pension Plan assets at February 2, 2013 and January 28, 2012 by asset category was comprised of the following:

	February 2, 2013				January 28, 2012			
(In thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	$ 821	$821	$ —	$ —	$ 1,196	$1,196	$ —	$ —
Fixed Income Securities								
U.S. Government	—	—	—	—	9,016	2,423	6,593	—
Corporate (a)	—	—	—	—	6,776	—	6,776	—
Mortgage Bonds	—	—	—	—	714	—	714	—
Common / Collective Trusts								
Long Credit	30,924	—	30,924	—	17,728	—	17,728	—
Intermediate Credit	14,878	—	14,878	—	11,258	—	11,258	—
Global Real Estate	3,244	—	3,244	—	3,065	—	3,065	—
High Yield	3,074	—	3,074	—	2,923	—	2,923	—
International Equities	2,643	—	2,643	—	2,413	—	2,413	—
U.S. Equity Index	2,538	—	2,538	—	2,369	—	2,369	—
U.S. Small Cap	1,254	—	1,254	—	1,204	—	1,204	—
Total	$59,376	$821	$58,555	$ —	$58,662	$3,619	$55,043	$ —

(a) This category represents investment grade bonds of corporate issuers from diverse industries.

Savings Plans

We have a savings plan with a 401(k) deferral feature and a nonqualified deferred compensation plan with a similar deferral feature for eligible employees. We contribute a matching percentage of employee contributions. Our matching contributions are subject to Internal Revenue Service ("IRS") regulations. For 2012, 2011, and 2010, we expensed $5.6 million, $5.2 million, and $5.6 million, respectively, related to our matching contributions. In connection with our nonqualified deferred compensation plan, we had liabilities of $21.2 million and $20.4 million at February 2, 2013 and January 28, 2012, respectively.

Note 9 — Income Taxes

The provision for income taxes from continuing operations was comprised of the following:

(In thousands)	2012	2011	2010
Current:			
U.S. Federal	$ 91,361	$107,410	$ 95,124
U.S. State and local	13,302	16,791	17,326
Non-U.S.	—	—	—
Total current tax expense	104,663	124,201	112,450
Deferred:			
U.S. Federal	10,418	9,203	20,876
U.S. State and local	2,067	1,253	(489)
Non-U.S.	—	—	—
Total deferred tax expense	12,485	10,456	20,387
Income tax provision	$117,148	$134,657	$132,837

Net deferred tax assets fluctuated by items that are not reflected in deferred expense above. The fluctuations in net deferred tax assets related to discontinued operations deferred income tax expense were $0.1 million decrease for 2010. There were no fluctuations in deferred tax assets related to discontinued operations in 2012 and 2011. Fluctuations related principally to pension-related charges recorded in accumulated other comprehensive income were $1.7 million decrease, $2.6 million increase and $1.7 million decrease for 2012, 2011, and 2010, respectively. Additionally, net deferred tax assets decreased by $0.1 million in 2012 and increased by $0.2 million in 2011 as a result of the establishment of goodwill associated with the acquisition of the U.S. subsidiaries of Liquidation World Inc.

Reconciliation between the statutory federal income tax rate and the effective income tax rate for continuing operations was as follows:

	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local income taxes, net of federal tax benefit	3.4	3.4	3.1
Non-U.S. income tax rate differential	0.4	0.4	—
Work opportunity tax and other employment tax credits	(0.3)	(0.4)	(0.3)
Net benefit recognized for prior year tax uncertainties	—	—	(0.3)
Valuation allowance	1.2	1.0	—
Other, net	0.1	—	(0.1)
Effective income tax rate	39.8%	39.4%	37.4%

In 2012 and 2011, the valuation allowance was associated with the non-U.S. deferred tax expense from our Canadian segment.

Income tax payments and refunds were as follows:

(In thousands)	2012	2011	2010
Income taxes paid	$95,596	$114,406	$100,973
Income taxes refunded	(2,764)	(983)	(837)
Net income taxes paid	$92,832	$113,423	$100,136

Note 9 — Income Taxes **(Continued)**

Deferred taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax, including income tax uncertainties. Significant components of our deferred tax assets and liabilities were as follows:

(In thousands)	February 2, 2013	January 28, 2012
Deferred tax assets:		
Workers' compensation and other insurance reserves	$ 34,118	$ 28,998
Accrued rent	30,681	26,516
Non-U.S. net operating losses	22,098	19,019
Compensation related	21,351	28,788
Uniform inventory capitalization	20,654	20,289
Depreciation and fixed asset basis differences	11,475	10,695
Accrued state taxes	6,931	7,779
Pension plans	4,315	4,467
State tax credits, net of federal tax benefit	3,547	3,390
Accrued operating liabilities	2,325	3,023
State tax net operating losses, net of federal tax benefit	373	710
KB store lease and other discontinued operations contingencies	1,218	1,474
Other	23,534	24,366
Valuation allowances - primarily related to Non-U.S. operations	(24,965)	(20,392)
Total deferred tax assets	157,655	159,122
Deferred tax liabilities:		
Accelerated depreciation and fixed asset basis differences	76,509	70,569
Lease construction reimbursements	16,203	13,584
Workers' compensation and other insurance reserves	6,922	—
Prepaid expenses	6,427	5,695
Compensation related	2,701	5,401
Other	13,890	14,540
Total deferred tax liabilities	122,652	109,789
Net deferred tax assets	$ 35,003	$ 49,333

Net deferred tax assets are shown separately on our consolidated balance sheets as current and non-current deferred income taxes. The following table summarizes net deferred income tax assets from the consolidated balance sheets:

(In thousands)	February 2, 2013	January 28, 2012
Current deferred income taxes	$37,696	$42,784
Noncurrent deferred income taxes	(2,693)	6,549
Net deferred tax assets	$35,003	$49,333

Based on the weight of currently available evidence, we have fully reduced the amount of net deferred income tax assets (including a net operating loss carryforward) of Big Lots Canada, Inc. (see note 11), as well as the deferred tax benefit of the loss generated by our Canadian segment since the acquisition, by a valuation allowance.

Note 9 — Income Taxes **(Continued)**

We have the following income tax loss and credit carryforwards at February 2, 2013 (amounts are shown net of tax excluding the federal income tax effect of the state and local items):

(In thousands)		
Non-U.S.:		
Net operating loss carryforwards	$22,098	Expires fiscal years 2026 through 2032
U.S. State and local:		
State net operating loss carryforwards	574	Expires fiscal years 2020 through 2025
California enterprise zone credits	5,182	No expiration date
Texas business loss credits	275	Expires fiscal years through 2025
Total income tax loss and credit carryforwards	$28,129	

Income taxes payable on our consolidated balance sheets have been reduced by the tax benefits primarily associated with share-based compensation. We receive an income tax deduction upon the exercise of non-qualified stock options and the vesting of restricted stock. Tax benefits of $8.1 million, $2.7 million, and $13.8 million in 2012, 2011, and 2010, respectively, were credited directly to shareholders' equity related to share-based compensation deductions in excess of expense recognized for these awards.

The Company's Canadian subsidiary has an accumulated retained deficit, thus we have not provided for income taxes in the United States on undistributed earnings.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for 2012, 2011, and 2010:

(In thousands)	2012	2011	2010
Unrecognized tax benefits - opening balance	$16,755	$27,250	$35,824
Gross increases - tax positions in current year	838	2,179	1,127
Gross increases - tax positions in prior period	1,626	616	1,237
Gross decreases - tax positions in prior period	(1,928)	(9,513)	(1,190)
Settlements	(382)	(2,581)	(9,121)
Lapse of statute of limitations	(890)	(1,196)	(627)
Unrecognized tax benefits - end of year	$16,019	$16,755	$27,250

At the end of 2012 and 2011, the total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is $10.8 million and $11.0 million, respectively, after considering the federal tax benefit of state and local income taxes of $4.6 million and $4.9 million respectively. Unrecognized tax benefits of $0.7 million and $0.9 million, respectively, relate to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The uncertain timing items could result in the acceleration of the payment of cash to the taxing authority to an earlier period.

For 2011, unrecognized tax benefits decreased by approximately $9.1 million related to our claims for welfare to work and work opportunity credits, which claims have either lapsed or are unlikely to be realized due to an unfavorable decision of U.S. Court of Appeals for the Federal Circuit against a similarly situated taxpayer. Our right to file a refund claim with respect to approximately $4.9 million of the credits has lapsed and our right to file a refund claim with respect to approximately $2 million of the credits will lapse during fiscal 2014. Our right to file a refund claim with respect to approximately $2.2 million of the credits may never lapse because the IRS has not issued a statutory notice of disallowance with respect to those claims; however, because our claims are unlikely to prevail in a different jurisdiction, we have decided not to pursue them. Therefore, we reduced our unrecognized tax benefits by the entire amount of the claims. Because these benefits were unrecognized, the decrease had no effect on income tax expense.

Note 9 — Income Taxes **(Continued)**

We recognized an expense (benefit) associated with interest and penalties on unrecognized tax benefits of approximately $(0.7) million, $(0.5) million, and $(1.9) million during 2012, 2011, and 2010, respectively, as a component of income tax expense. The amount of accrued interest and penalties recorded in the accompanying consolidated balance sheets at February 2, 2013 and January 28, 2012 was $5.2 million and $5.8 million, respectively.

We are subject to U.S. federal income tax, income tax of multiple state and local jurisdictions, and Canadian and provincial taxes. The statute of limitations for assessments on our federal income tax returns for periods prior to 2009 has lapsed. In addition, the state income tax returns filed by us are subject to examination generally for periods beginning with 2007, although state income tax carryforward attributes generated prior to 2007 may still be adjusted upon examination. We have various state returns in the process of examination or administrative appeal. Generally, the time limit for reassessing returns for Canadian and provincial income taxes for periods prior to the year ending October 2, 2005 have lapsed.

We have estimated the reasonably possible expected net change in unrecognized tax benefits through February 1, 2014, based on expected cash and noncash settlements or payments of uncertain tax positions and lapses of the applicable statutes of limitations for unrecognized tax benefits. The estimated net decrease in unrecognized tax benefits for the next 12 months is approximately $4.0 million. Actual results may differ materially from this estimate.

Note 10 — Commitments, Contingencies and Legal Proceedings

On May 21, May 22 and July 2, 2012, three shareholder derivative lawsuits were filed in the U.S. District Court for the Southern District of Ohio against us and certain of our current and former outside directors and executive officers (Jeffrey Berger, David Kollat, Brenda Lauderback, Philip Mallott, Russell Solt, Dennis Tishkoff, Robert Claxton, Joe Cooper, Steven Fishman, Charles Haubiel, Timothy Johnson, John Martin, Norman Rankin, Paul Schroeder, Robert Segal and Steven Smart). The lawsuits were consolidated, and, on August 13, 2012, plaintiffs filed a consolidated complaint, which generally alleges that the individual defendants traded in our common shares based on material, nonpublic information concerning our guidance for fiscal 2012 and the first quarter of fiscal 2012 and the director defendants failed to suspend our share repurchase program during such trading activity. The consolidated complaint asserts claims under Ohio law for breach of fiduciary duty, unjust enrichment, misappropriation of trade secrets and corporate waste and seeks declaratory relief and disgorgement to us of proceeds from any wrongful sales of our common shares, plus attorneys' fees and expenses. The defendants have filed a motion to dismiss the consolidated complaint, and that motion is fully briefed and awaiting a decision.

On July 9, 2012, a putative securities class action lawsuit was filed in the U.S. District Court for the Southern District of Ohio on behalf of persons who acquired our common shares between February 2, 2012 and April 23, 2012. This lawsuit was filed against us, Ms. Bachmann, Mr. Cooper, Mr. Fishman and Mr. Haubiel. The complaint in the putative class action generally alleges that the defendants made statements concerning our financial performance that were false or misleading. The complaint asserts claims under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 and seeks damages in an unspecified amount, plus attorneys' fees and expenses. No response to the original complaint was required. The lead plaintiff is expected to file a consolidated amended complaint on or before April 4, 2013, to which the defendants will respond within 30 days.

We believe that these lawsuits are without merit, and we intend to defend ourselves vigorously against the allegations levied in these lawsuits. While a loss from these lawsuits is reasonably possible, at this time, we cannot reasonably estimate the amount of any loss that may result or whether the lawsuits will have a material impact on our financial statements.

Note 10 — Commitments, Contingencies and Legal Proceedings **(Continued)**

On November 29, 2012, we received a grand jury subpoena from the U.S. Attorney for the Southern District of New York requesting documents relating to Mr. Fishman's trades in our common shares. On December 7, 2012, we received a voluntary document request from the SEC relating to our guidance for the first quarter of fiscal 2012, internal policies, trading in our common shares by our directors and officers, and the terms of employment with Mr. Fishman. On December 21, 2012, we received a letter from NYSE Regulation requesting information relating to Mr. Fishman's trades in our common shares, internal policies, and the inquiries being conducted by other bodies. We are fully cooperating with the U.S. Attorney in connection with the subpoena and the SEC and NYSE in connection with their respective requests.

We have received a letter dated January 28, 2013, sent on behalf of a shareholder demanding that our Board of Directors investigate and take action in connection with the allegations made in the derivative and securities lawsuits described above. The shareholder indicated that he will commence a derivative lawsuit if our Board of Directors fails to take the demanded action. On March 6, 2013, our Board of Directors referred the shareholder's letter to a committee to investigate the matter.

We are involved in other legal actions and claims arising in the ordinary course of business. We currently believe that each such action and claim will be resolved without a material effect on our financial condition, results of operations, or liquidity. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material effect on our financial condition, results of operations, and liquidity.

For a discussion of discontinued operations, including KB Toys matters, see note 13.

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees, and we have purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported. We use letters of credit, which amounted to $50.8 million at February 2, 2013, as collateral to back certain of our self-insured losses with our claims administrators.

We have purchase obligations for outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $489.9 million, the entirety of which represents obligations due within one year of February 2, 2013. In addition, we have a purchase commitment for future inventory purchases totaling $60.9 million at February 2, 2013. We paid $19.9 million, $28.0 million, and $29.7 million related to this commitment during 2012, 2011, and 2010, respectively. We are not required to meet any periodic minimum purchase requirements under this commitment. The term of the commitment extends until the purchase requirement is satisfied. We have additional purchase obligations in the amount of $117.8 million primarily related to distribution and transportation, information technology, print advertising, energy procurement, and other store security, supply, and maintenance commitments.

Note 11 — Acquisition

On July 18, 2011, we completed our acquisition of Liquidation World Inc. Under the terms of our acquisition agreement, we invested approximately $1.9 million in cash to purchase all outstanding shares of Liquidation World Inc. As part of the acquisition, we assumed the liabilities and acquired all assets and leasehold rights of Liquidation World Inc. On July 19, 2011, we changed the name of Liquidation World Inc. to Big Lots Canada, Inc. ("Big Lots Canada"). The results of Big Lots Canada since the acquisition date are included in our consolidated financial statements. The following table summarized both the preliminary and the final allocation of the purchase price to the fair value of assets acquired and liabilities assumed.

(In thousands)	Preliminary Allocation	Revisions	Allocation As Revised
Financial assets	$ 3,149	$ 715	$ 3,864
Inventory	7,299	1,568	8,867
Other current assets	2,278	133	2,411
Property and equipment	10,172	(344)	9,828
Goodwill	21,507	(7,589)	13,918
Other intangibles	1,285	(226)	1,059
Debt	(16,664)	—	(16,664)
Accounts payable and accrued liabilities	(27,157)	5,743	(21,414)
	$ 1,869		$ 1,869

Other intangibles consist of tradename and lease assets and liabilities, which at the date of acquisition had useful lives of up to 11.2 years.

Note 12 — Goodwill

The changes in the carrying amount of goodwill, which is generally not deductible for income tax purposes, for the fiscal years 2012 and 2011 were as follows:

(In thousands)	2012	2011
Beginning of year	$12,282	$ —
Goodwill from acquisition	—	21,507
Goodwill adjustments	1,191	(8,780)
Foreign currency impact	49	(445)
End of year	$13,522	$12,282

The goodwill from acquisition was the result of our acquisition of Liquidation World Inc. in the second quarter of 2011, and primarily related to fair value adjustments on our intangible assets and liabilities associated with the acquired operating leases. For a discussion of the acquisition, see note 11.

Note 13 — Discontinued Operations

Our discontinued operations for 2012, 2011, and 2010, were comprised of the following:

(In thousands)	2012	2011	2010
Closed stores	$ 2	$ (19)	$ 81
KB Toys matters	(78)	(264)	(118)
Total income (loss) from discontinued operations, pretax	$(76)	$(283)	$ (37)

Closed Stores

In 2005, we determined that the results of 130 stores closed in 2005 should be reported as discontinued operations for all periods presented. For 2012, 2011, and 2010, the closed stores' operating income (loss) is comprised of exit-related costs, utilities, and security expenses on leased properties with remaining terms.

Note 13 — Discontinued Operations **(Continued)**

KB Toys Matters

We acquired the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS") in May 1996. As part of that acquisition, we provided, among other things, an indemnity to CVS with respect to any losses resulting from KB Toys' failure to pay all monies due and owing under any KB Toys lease or mortgage obligation. While we controlled the KB Toys business, we provided guarantees with respect to a limited number of additional KB Toys store leases. We sold the KB Toys business to KB Acquisition Corp. ("KBAC"), an affiliate of Bain Capital, pursuant to a Stock Purchase Agreement. KBAC similarly agreed to indemnify us with respect to all lease and mortgage obligations. These guarantee and lease obligations are collectively referred to as the "KB Lease Obligations."

On January 14, 2004, KBAC and certain affiliated entities (collectively referred to as "KB-I") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. In connection with the 2004 bankruptcy, KB-I rejected 226 store leases and two distribution center leases for which we believed we may have guarantee or indemnification obligations (collectively referred to as the "KB-I Bankruptcy Lease Obligations"). We recorded pretax charges for estimated KB-I Bankruptcy Lease Obligations in loss from discontinued operations of $18.1 million in years prior to 2007. We based this amount on the number of demand notices that we had received from landlords and used information received from KB-I, the bankruptcy trust, and our own lease records which date back to when we owned the KB Toys business.

In the second fiscal quarter of 2007, we recorded a gain of $2.0 million, pretax in income (loss) from discontinued operations to reflect favorable settlements related to the KB-I Bankruptcy Lease Obligations. In the fourth fiscal quarter of 2007, we recorded approximately $8.8 million in income of the KB-I Bankruptcy Lease Obligations to reduce the amount on our consolidated balance sheet to zero as of February 2, 2008. We based this reversal on the following factors: (1) we had not received any new demand letters from landlords during 2007, (2) all prior demands against us by landlords had been settled or paid or the landlords had stopped pursuing their demands, (3) the KB-I bankruptcy occurred more than four years prior to the end of 2007 and most of the lease rejections occurred more than three years prior to the end of 2007, and (4) we believed that the likelihood of new claims against us was remote, and, if incurred, the amount would be immaterial.

On August 30, 2005, in connection with the acquisition by an affiliate of Prentice Capital Management of majority ownership of KB-I, KB-I emerged from its 2004 bankruptcy (the KB Toys business that emerged from bankruptcy is hereinafter referred to as "KB-II"). In 2007, we entered into an agreement with KB-II and various Prentice Capital entities which we believe provides a cap on our liability under the existing KB Lease Obligations and an indemnity from the Prentice Capital entities with respect to any renewals, extensions, modifications or amendments of the KB Lease Obligations which otherwise could potentially expose us to additional incremental liability beyond the date of the agreement, September 24, 2007. Under the agreement, KB-II is required to update us periodically with respect to the status of any remaining leases for which they believe we have a guarantee or indemnification obligation. In addition, we have the right to request a statement of the net asset value of Prentice Capital Offshore in order to monitor the sufficiency of the indemnity.

On December 11, 2008, KB-II filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. Based on information provided to us by KB-II, we believe that we continue to have KB Lease Obligations with respect to 29 KB Toys stores ("KB-II Bankruptcy Lease Obligations"). In the fourth fiscal quarter of 2008, we recorded a charge in the amount of $5.0 million, pretax, in income (loss) from discontinued operations to reflect the estimated amount that we expect to pay for KB-II Bankruptcy Lease Obligations. We continue to believe that additional payments by us under the KB-I Bankruptcy Lease Obligations are remote and, therefore we have not recognized any charge or liability in 2008 related to these earlier lease rejections.

In 2009, we obtained an assignment of a lease for the former KB corporate office at which time we recorded a charge of $1.2 million, pretax in income (loss) from discontinued operations primarily related to our remaining liability for the former KB corporate office. In 2012, the KB corporate office lease obligation expired; therefore, at fiscal year end 2012, the entire accrued liability of $3.1 million related to the KB-II Bankruptcy Lease Obligations.

Note 14 — Components of Accumulated Other Comprehensive Loss

The following table summarizes the components of accumulated other comprehensive loss, net of tax, during 2010, 2011, and 2012:

(In thousands)	Foreign currency translation	Pension Plan	Total accumulated other comprehensive loss
Balance at January 30, 2010	$ —	$(13,135)	$(13,135)
Period change	—	2,665	2,665
Balance at January 29, 2011	—	(10,470)	(10,470)
Period change	(1,050)	(3,999)	(5,049)
Balance at January 28, 2012	(1,050)	(14,469)	(15,519)
Period change	(383)	2,572	2,189
Balance at February 2, 2013	$(1,433)	$(11,897)	$(13,330)

Note 15 — Business Segment Data

We manage our business as two segments: U.S. and Canada. The following tables summarize net sales, results of operations, and total assets, by segment:

(In thousands)	2012			2011			2010		
	U.S.	Canada	Total	U.S.	Canada	Total	U.S.	Canada	Total
Net sales	$5,245,272	$154,847	$5,400,119	$5,140,164	$ 62,105	$5,202,269	$4,952,244	$—	$4,952,244
Depreciation expense	103,295	2,991	106,286	88,469	1,811	90,280	78,606	—	78,606
Operating profit (loss)	312,147	(13,693)	298,454	357,814	(12,219)	345,595	357,345	—	357,345
Interest expense	(4,190)	(2)	(4,192)	(2,739)	(791)	(3,530)	(2,573)	—	(2,573)
Other income (expense)	2	49	51	163	(336)	(173)	612	—	612
Income (loss) from continuing operations before income taxes	307,959	(13,646)	294,313	355,238	(13,346)	341,892	355,384	—	355,384
Income tax expense	117,286	(138)	117,148	134,657	—	134,657	132,837	—	132,837
Income (loss) from continuing operations	$ 190,673	$ (13,508)	$ 177,165	$ 220,581	$(13,346)	$ 207,235	$ 222,547	$—	$ 222,547

(in thousands)	February 2, 2013			January 28, 2012		
	U.S.	Canada	Total	U.S.	Canada	Total
Total assets	$1,681,005	$ 72,621	$1,753,626	$1,586,035	$ 55,275	$1,641,310

Our U.S. segment uses the following seven merchandise categories, which match our internal management and reporting of merchandise net sales: Food, Consumables, Furniture, Home, Seasonal, Hardlines & Toys, and Electronics & Other. The Food category includes our food and specialty food departments. The Consumables category includes the health and beauty, plastics, paper, chemical, and pet departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. Case goods consist of bedroom, dining room, fireplaces, and other occasional furniture. The Home category includes the domestics, stationery, and home decorative departments. The Seasonal category includes the lawn & garden, Christmas, summer, and other holiday departments. The Hardlines & Toys category includes the toys, appliances, tools, paint, and home maintenance departments. The Electronics & Other category includes the electronics, jewelry, infant accessories, and apparel departments, as well as the results of certain large closeout deals that we typically acquire through our alternate product sourcing operations. In the fourth quarter of 2012, we realigned the merchandise categories reported in our U.S. segment to be consistent with the realignment of our merchandising team. Please see the Reclassifications section of note 1 to the consolidated financial statements for further discussion.

Note 15 — Business Segment Data **(Continued)**

The following table presents net sales data by segment and category:

(In thousands)	2012	2011	2010
U.S.			
Furniture	$ 936,463	$ 883,341	$ 829,725
Consumables	870,098	848,492	798,931
Home	810,133	799,494	783,860
Food	742,267	723,280	653,852
Seasonal	707,418	683,498	642,220
Electronics & Other	602,954	607,606	625,783
Hardlines & Toys	575,939	594,453	617,873
Total U.S.	5,245,272	5,140,164	4,952,244
Canada	154,847	62,105	—
Net sales	$5,400,119	$5,202,269	$4,952,244

Note 16 – Selected Quarterly Financial Data (Unaudited)

Summarized fiscal quarterly financial data for 2012 and 2011 is as follows:

Fiscal Year 2012 *(In thousands, except per share amounts)*[a]	First	Second	Third	Fourth	Year
Net sales	$1,294,481	$1,218,037	$1,134,205	$1,753,396	$5,400,119
Gross margin	512,449	477,835	432,590	694,776	2,117,650
Income (loss) from continuing operations	40,780	22,090	(5,988)	120,283	177,165
Income (loss) from discontinued operations	(34)	(15)	1	4	(44)
Net income (loss)	40,746	22,075	(5,987)	120,287	177,121
Earnings (loss) per share — basic:					
Continuing operations	$ 0.64	$ 0.37	$ (0.10)	$ 2.10	$ 2.96
Discontinued operations	—	—	—	—	—
	$ 0.64	$ 0.37	$ (0.10)	$ 2.10	$ 2.96
Earnings (loss) per share — diluted:					
Continuing operations	$ 0.63	$ 0.36	$ (0.10)	$ 2.09	$ 2.93
Discontinued operations	—	—	—	—	—
	$ 0.63	$ 0.36	$ (0.10)	$ 2.09	$ 2.93

Fiscal Year 2011 *(In thousands, except per share amounts)*[a]	First	Second	Third	Fourth	Year
Net sales	$1,227,274	$1,167,135	$1,138,286	$1,669,574	$5,202,269
Gross margin	494,129	460,536	444,360	671,382	2,070,407
Income from continuing operations	52,531	35,714	4,241	114,749	207,235
Income (loss) from discontinued operations	(60)	(31)	(51)	(29)	(171)
Net income	52,471	35,683	4,190	114,720	207,064
Earnings per share — basic:					
Continuing operations	$ 0.71	$ 0.51	$ 0.07	$ 1.79	$ 3.03
Discontinued operations	—	—	—	—	—
	$ 0.71	$ 0.51	$ 0.06	$ 1.79	$ 3.03
Earnings per share — diluted:					
Continuing operations	$ 0.70	$ 0.50	$ 0.06	$ 1.75	$ 2.99
Discontinued operations	—	—	—	—	—
	$ 0.70	$ 0.50	$ 0.06	$ 1.75	$ 2.98

(a) Earnings per share calculations for each fiscal quarter are based on the applicable weighted-average shares outstanding for each period and the sum of the earnings per share for the four fiscal quarters may not necessarily be equal to the full year earnings per share amount.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for us. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control systems, no matter how well designed and operated, have inherent limitations, including the possibility of the circumvention or overriding of controls. Due to these inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. As a result, projections of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of February 2, 2013. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework*. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, concluded that we maintained effective internal control over financial reporting as of February 2, 2013.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting. The report appears in the Financial Statements and Supplementary Data section of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

As previously disclosed, Mr. Fishman intends to retire as our Chairman, CEO and President upon the appointment of his successor. On April 1, 2013, after consulting with the other independent, non-management members of our Board of Directors, the Compensation Committee of our Board of Directors granted restricted stock awards ("Retention Awards") to each of our principal financial officer (Mr. Johnson) and certain other named executive officers (Ms. Bachmann, Mr. Cooper, and Mr. Haubiel). The purpose of the Retention Awards is to better assure the continuing services of the executives during the transition from Mr. Fishman to his successor. The number of our common shares underlying each Retention Award is 9,500 for Mr. Johnson, 21,500 for Ms. Bachmann, 13,500 for Mr. Cooper and 19,000 for Mr. Haubiel.

The Retention Awards were made pursuant to the 2012 LTIP and the Big Lots 2012 Long-Term Incentive Plan Restricted Stock Retention Award Agreement ("Retention Award Agreement"), the form of which is filed herewith as Exhibit 10.14. Each Retention Award will vest and be transferred to the executive without restriction on the earlier of: (a) the first trading day that is 18 months following the grant date; or (b) the first trading day following the executive's termination of employment, but only if such termination of employment is the result of the executive's (i) dismissal by us without cause (as defined in the Retention Award Agreement) or (ii) death or disability; provided, however, if the executive dies or suffers a disability, only $1/18^{th}$ of the Retention Award will vest for each consecutive month that the executive completed with us between the grant date and his or her termination. If termination of employment is the result of any reason other than the executive's dismissal by us without cause, death or disability (including by reason of the executive's retirement, resignation or dismissal by us for cause), then the Retention Award Agreement will expire and all of the executive's rights in the Retention Award will be forfeited. Upon a change in control (as defined in the 2012 LTIP), any outstanding Retention Awards will vest. The foregoing description of the Retention Award Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Retention Award Agreement which is incorporated by reference into this item.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the captions "Proposal One: Election of Directors," "Governance," and "Stock Ownership" in the 2013 Proxy Statement, with respect to directors, shareholder nomination procedures, the code of ethics, the Audit Committee, our audit committee financial experts, and Section 16(a) beneficial ownership reporting compliance, is incorporated herein by reference in response to this item. The information contained in Part I under the caption "Supplemental Item. Executive Officers of the Registrant," with respect to executive officers, is incorporated herein by reference in response to this item.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the captions "Governance," "Director Compensation," and "Executive Compensation" in the 2013 Proxy Statement, with respect to corporate Compensation Committee interlocks and insider participation, director compensation, the Compensation Committee Report, and executive compensation, is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes information as of February 2, 2013, relating to our equity compensation plans pursuant to which our common shares may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants, and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	3,029,086[1][2]	34.49	7,792,459[3]
Equity compensation plans not approved by security holders	—	—	—
Total	3,029,086	34.49	7,792,459

(1) Includes stock options granted under the 2012 LTIP, the 2005 LTIP, the Director Stock Option Plan and the 1996 LTIP. In addition, we had 783,609 shares of unvested restricted stock outstanding under the 2012 LTIP and the 2005 LTIP.

(2) The common shares issuable upon exercise of outstanding stock options granted under each shareholder-approved plan are as follows:

2012 LTIP	80,000
2005 LTIP	2,850,511
Director Stock Option Plan	40,000
1996 LTIP	58,575

(3) The common shares available for issuance under each shareholder-approved plan are as follows:

2012 LTIP	7,792,459
2005 LTIP	—
Director Stock Option Plan	—
1996 LTIP	—

The 1996 LTIP terminated on December 31, 2005. The Director Stock Option Plan terminated on May 30, 2008. The 2005 LTIP expired on May 16, 2012. The 2012 LTIP was approved in May 2012. See note 7 to the accompanying consolidated financial statements.

The information contained under the caption "Stock Ownership" in the 2013 Proxy Statement, with respect to the security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the caption "Governance - Determination of Director Independence" and "Governance - Related Person Transactions" in the 2013 Proxy Statement, with respect to the review of director independence and transactions with related persons, is incorporated herein by reference in response to this item.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained under the captions "Audit Committee Disclosure - Audit and Non-Audit Services Pre-Approval Policy" and "Audit Committee Disclosure - Fees Paid to Independent Registered Public Accounting Firm" in the 2013 Proxy Statement, with respect to the Audit Committee's pre-approval policies and procedures and the fees paid to Deloitte & Touche LLP, is incorporated herein by reference in response to this item.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits

(a) Documents filed as part of this report:

(1) Financial Statements

All other financial statements not listed in the preceding index are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

(2) Financial Statement Schedules

All schedules are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

(3) **Exhibits**. Exhibits marked with an asterisk (*) are filed herewith. The Exhibit marked with two asterisks (**) is furnished electronically with this Annual Report. Copies of exhibits will be furnished upon written request and payment of our reasonable expenses in furnishing the exhibits. Exhibits 10.1 through 10.39 are management contracts or compensatory plans or arrangements.

Exhibit No.	Document
2	Agreement of Merger (incorporated herein by reference to Exhibit 2 to our Form 10-Q for the quarter ended May 5, 2001).
3.1	Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3(a) to our Form 10-Q for the quarter ended May 5, 2001).
3.2	Amendment to the Amended Articles of Incorporation of Big Lots, Inc. (incorporated herein by reference to Exhibit 3.1 to our Form 8-K dated May 27, 2010).
3.3	Code of Regulations (incorporated herein by reference to Exhibit 3(b) to our Form 10-Q for the quarter ended May 5, 2001).
4	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4(a) to our Form 10-K for the year ended February 2, 2002).
10.1	Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8 dated June 29, 2001).
10.2	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan, effective May 18, 2005 (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated August 17, 2005).
10.3	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan, effective March 4, 2008 (incorporated herein by reference to Exhibit 10.4 to our Form 10-Q for the quarter ended May 3, 2008).

Exhibit No.	Document
10.4	Form of Non-Qualified Stock Option Grant Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated September 9, 2004).
10.5	Big Lots 2005 Long-Term Incentive Plan, as amended and restated effective May 27, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-8 dated March 3, 2011).
10.6	Form of Big Lots 2005 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated February 21, 2006).
10.7	Form of Big Lots 2005 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated March 4, 2009).
10.8	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated March 4, 2009).
10.9	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement for CEO (incorporated herein by reference to Exhibit 10.5 to our Form 8-K dated March 3, 2010).
10.10	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement for Outside Directors (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q dated July 31, 2010).
10.11	Big Lots 2012 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.4 to our Form S-8 dated May 23, 2012).
10.12	Form of Big Lots 2012 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated May 23, 2012).
10.13	Form of Big Lots 2012 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated May 23, 2012).
10.14*	Form of Big Lots 2012 Long-Term Incentive Plan Restricted Stock Retention Award Agreement.
10.15	Form of Big Lots 2012 Long-Term Incentive Plan Restricted Stock Award Agreement for Nonemployee Directors (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated May 23, 2012).
10.16	Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8).
10.17	First Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan, effective August 20, 2002 (incorporated herein by reference to Exhibit 10(d) to our Form 10-Q for the quarter ended August 3, 2002).
10.18	Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan, effective March 5, 2008 (incorporated herein by reference to Exhibit 10.5 to our Form 10-Q for the quarter ended May 3, 2008).
10.19	Form of Option Award Agreement under the Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated September 9, 2004).
10.20	Big Lots 2006 Bonus Plan, as amended and restated effective December 5, 2008 (incorporated herein by reference to Exhibit 10.10 to our Form 10-Q for the quarter ended November 1, 2008).
10.21	Big Lots Savings Plan (incorporated herein by reference to Exhibit 10.8 to our Form 10-K for the year ended January 29, 2005).
10.22	Big Lots Supplemental Savings Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 28, 2007).

Exhibit No.	Document
10.23	Big Lots Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10.10 to our Form 10-K for the year ended January 29, 2005).
10.24	Big Lots Supplemental Defined Benefit Pension Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated August 28, 2007).
10.25	Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10(m) to our Form 10-K for the year ended January 31, 2004).
10.26	First Amendment to Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10.11 to our Form 10-Q for the quarter ended November 1, 2008).
10.27	Amended and Restated Employment Agreement with Lisa M. Bachmann (incorporated herein by reference to Exhibit 10.5 to our Form 10-Q for the quarter ended November 1, 2008).
10.28	Employment Agreement with Robert C. Claxton (incorporated herein by reference to Exhibit 10.6 to our Form 10-Q for the quarter ended November 1, 2008).
10.29	Amended and Restated Employment Agreement with Joe R. Cooper (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q for the quarter ended November 1, 2008).
10.30	Amended and Restated Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended November 1, 2008).
10.31	Amended and Restated Employment Agreement with Charles W. Haubiel II (incorporated herein by reference to Exhibit 10.7 to our Form 10-Q for the quarter ended November 1, 2008).
10.32	Amended and Restated Employment Agreement with John C. Martin (incorporated herein by reference to Exhibit 10.4 to our Form 10-Q for the quarter ended November 1, 2008).
10.33	Amended and Restated Employment Agreement with Norman J. Rankin (incorporated herein by reference to Exhibit 10.8 to our Form 10-Q for the quarter ended November 1, 2008).
10.34	Amended and Restated Employment Agreement with Robert S. Segal (incorporated herein by reference to Exhibit 10.9 to our Form 10-Q for the quarter ended November 1, 2008).
10.35	Amended and Restated Employment Agreement with Brad A. Waite (incorporated herein by reference to Exhibit 10.3 to our Form 10-Q for the quarter ended November 1, 2008).
10.36	Retention Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated March 3, 2010).
10.37	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.12 to our Form 10-Q for the quarter ended November 1, 2008).
10.38	Form of Executive Severance Agreement (incorporated herein by reference to Exhibit 10.13 to our Form 10-Q for the quarter ended November 1, 2008).
10.39	Form of Senior Executive Severance Agreement (incorporated herein by reference to Exhibit 10.14 to our Form 10-Q for the quarter ended November 1, 2008).
10.40	Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated April 30, 2009).
10.41	Credit Agreement among Big Lots, Inc., Big Lots Stores, Inc. and Big Lots Canada, Inc., as borrowers, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated July 22, 2011).
10.42	Security Agreement between Big Lots Stores, Inc. and Big Lots Capital, Inc. (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated October 29, 2004).
10.43	Stock Purchase Agreement between KB Acquisition Corporation and Consolidated Stores Corporation (incorporated herein by reference to Exhibit 2(a) to our Form 10-Q for the quarter ended October 28, 2000).

Exhibit No.	Document
10.44	Acquisition Agreement between Big Lots, Inc. and Liquidation World Inc. (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated May 26, 2011).
10.45	Big Lots, Inc. Non-Employee Director Compensation Package and Share Ownership Requirements (incorporated by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended July 31, 2010).
21*	Subsidiaries.
23*	Consent of Deloitte & Touche LLP.
24*	Power of Attorney for Jeffrey P. Berger, James R. Chambers, Peter J. Hayes, Brenda J. Lauderback, Philip E. Mallott, Russell Solt, James R. Tener, and Dennis B. Tishkoff.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101**	XBRL Instance Document.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April 2013.

BIG LOTS, INC.

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 2nd day of April 2013.

/s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ Timothy A. Johnson
Timothy A. Johnson
Senior Vice President and Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer and Duly Authorized Officer)

/s/ Jeffrey P. Berger*
Jeffrey P. Berger
Director

/s/ Philip E. Mallott*
Philip E. Mallott
Director

/s/ James R. Chambers*
James R. Chambers
Director

/s/ Russell Solt*
Russell Solt
Director

/s/ Peter J. Hayes*
Peter J. Hayes
Director

/s/ James R. Tener*
James R. Tener
Director

/s/ Brenda J. Lauderback*
Brenda J. Lauderback
Director

/s/ Dennis B. Tishkoff*
Dennis B. Tishkoff
Director

* The above named Directors of the Registrant execute this report by Charles W. Haubiel II, their attorney-in-fact, pursuant to the power of attorney executed by the above-named Directors all in the capacities indicated and on the 6th day of March 2013, and filed herewith.

By: /s/ Charles W. Haubiel II
Charles W. Haubiel II
Attorney-in-Fact

EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction
Big Lots Capital, Inc.	OH
Big Lots F&S, Inc.	OH
Big Lots Online LLC	OH
Big Lots Stores, Inc.	OH
BLSI Property, LLC	DE
Capital Retail Systems, Inc.	OH
Closeout Distribution, Inc.	PA
Consolidated Property Holdings, Inc.	NV
CSC Distribution, Inc.	AL
C.S. Ross Company	OH
Durant DC, LLC	DE
Great Basin LLC	DE
Industrial Products of New England, Inc.	ME
Mac Frugal's Bargains Close-outs Inc.	DE
Midwestern Home Products, Inc.	DE
PNS Stores, Inc.	CA
Sahara LLC	DE
Sonoran LLC	DE
Tool and Supply Company of New England, Inc.	DE
West Coast Liquidators, Inc.	CA
Barn Acquisition Corporation	DE
Fashion Barn, Inc.	NY
Fashion Barn of Oklahoma, Inc.	OK
Fashion Bonanza, Inc.	NY
Midwestern Home Products Company, Ltd.	OH
Rogers Fashion Industries, Inc.	NY
SS Investments Corporation	DE
BLFL Property LLC	OH
Big Lots Canada, Inc.	Alberta, Canada
Liquidation Services, Inc.	DE
Liquidation World U.S.A. Holding Corp.	DE
Liquidation World U.S.A. Inc.	DE
LQW Traders Inc.	DE
North American Solutions, Inc.	DE
Talon Wholesale, Inc.	DE

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following documents of our reports dated April 2, 2013, relating to the consolidated financial statements of Big Lots, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended February 2, 2013.

1) Post-Effective Amendment No. 1 to Registration Statement No. 33-42502 on Form S-8 pertaining to Big Lots, Inc. Director Stock Option Plan;

2) Post-Effective Amendment No. 1 to Registration Statement No. 33-42692 on Form S-8 pertaining to Big Lots, Inc. Supplemental Savings Plan;

3) Post-Effective Amendment No. 2 to Registration Statement No. 33-19309 on Form S-8 pertaining to Big Lots, Inc. Savings Plan;

4) Post-Effective Amendment No. 1 to Registration Statement No. 333-32063 on Form S-8 pertaining to Big Lots, Inc. 1996 Performance Incentive Plan;

5) Registration Statement No. 333-140181 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan;

6) Registration Statement No. 333-152481 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan;

7) Registration Statement No. 333-172592 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan;

8) Registration Statement No. 333-179836 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan; and

9) Registration Statement No. 333-181619 on Form S-8 pertaining to the Big Lots 2012 Long-Term Incentive Plan.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
April 2, 2013

EXHIBIT 24

POWER OF ATTORNEY

Each director of Big Lots, Inc. (the "Company") whose signature appears below hereby appoints Charles W. Haubiel II as the undersigned's attorney to sign, in the undersigned's name and behalf of each such director and in any and all capacities stated below, and to cause to be filed with the Securities and Exchange Commission (the "Commission"), the Company's Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended February 2, 2013, and likewise to sign and file with the Commission any and all amendments thereto, including any and all exhibits and other documents required to be included therewith, and the Company hereby also appoints Steven S. Fishman as its attorney-in-fact with like authority to sign and file the Form 10-K and any amendments thereto granting to such attorneys-in-fact full power of substitution and revocation, and hereby ratifying all that any such attorneys-in-fact or their substitutes may do by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this instrument to be effective as of March 6, 2013.

Signature	Title
/s/ Jeffrey P. Berger Jeffrey P. Berger	Director
/s/ James R. Chambers James R. Chambers	Director
/s/ Peter J. Hayes Peter J. Hayes	Director
/s/ Brenda J. Lauderback Brenda J. Lauderback	Director
/s/ Philip E. Mallott Philip E. Mallott	Director
/s/ Russell Solt Russell Solt	Director
/s/ James R. Tener James R. Tener	Director
/s/ Dennis B. Tishkoff Dennis B. Tishkoff	Director

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Fishman, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 2, 2013

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy A. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 2, 2013

By: /s/ Timothy A. Johnson
Timothy A. Johnson
Senior Vice President and
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended February 2, 2013, of Big Lots, Inc. (the "Company"). I, Steven S. Fishman, Chairman of the Board, Chief Executive Officer and President of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 2, 2013

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended February 2, 2013, of Big Lots, Inc. (the "Company"). I, Timothy A. Johnson, Senior Vice President and Chief Financial Officer of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 2, 2013

By: /s/ Timothy A. Johnson
Timothy A. Johnson
Senior Vice President and
Chief Financial Officer

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Company Information

Headquartered in Columbus, Ohio, Big Lots (NYSE: BIG) is a Fortune 500 company operating approximately 1,500 Big Lots® stores in 48 states and over 75 Liquidation World® and LW® stores in Canada. For more than three decades, we've delighted our customers with a vibrant mix of exciting brands, unique products, and closeout prices. Big Lots offers new merchandise every week at substantial savings over traditional discount retailers. Shoppers love our unexpected deals. We also carry attractive, affordable furniture, home furnishings, seasonal merchandise, and hundreds of everyday items consumers want and need. Through excellent relationships with manufacturers, high-volume purchases, and strict expense control, we pass tremendous savings on to our customers.

Transfer Agent & Registrar

Computershare Investor Services
250 Royall Street
Canton, Massachusetts 02021
800.622.6757 *(in the U.S., Canada & Puerto Rico)*
781.575.4735 *(outside the U.S., Canada & Puerto Rico)*
www.computershare.com/investor or
web.queries@computershare.com

Investment Inquiries

Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228
614.278.6622
Investor_Relations@biglots.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
220 E. Monument Avenue, Suite 500
Dayton, Ohio 45402

NYSE Trading Symbol

BIG
LISTED
NYSE

Telephone

614.278.6800

Web Site

www.biglots.com

E-Mail

talk2us@biglots.com

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Thursday, May 30, 2013, at our corporate office, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to vote as soon as possible. In accordance with the accompanying proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.


BIG
LOTS!


BIG
LOTS!

300 Phillipi Rd., Columbus, OH 43228 | 614.278.6800 | **www.biglots.com**